
10011829


KNIGHT
TRANSPORTATION
Your Hometown National Carrier

Notice of Annual Meeting
To Be Held May 20, 2010

Proxy Statement

2009 Annual Report

KNIGHT TRANSPORTATION

Your Hometown National Carrier™

Letter to Shareholders | Proxy Statement | 2009 Annual Report

Dear Fellow Shareholders:

I could start by saying, "and I thought 2008 was tough...." I am almost certain that 2009 will prove to be the most challenging year in trucking. The good news is that 2009 is over. The better news is that we finished 2009 with some momentum in our markets heading into 2010 and the momentum seems likely to build in the coming quarters and years.

This slowdown in the truckload economy began with the significant pre-buy of 2006 engines prior to the introduction of cleaner burning 2007 engines, followed by skyrocketing fuel prices, and further extended with the financial crisis of 2008. Despite the challenges in the trucking market, we have continued to prepare our business for the approaching opportunities. Our balance sheet is stronger than ever with nearly $100 million in cash and short term investments. Our leadership team is cohesive and well prepared. Our high quality service offering is broader and more geographically diverse than ever. And our low operating cost per mile has continued to benefit from the creativity, passion, and hard work of our employees.

We believe we continue to gain market share in all of our businesses. Knight Transportation, our core service offering providing full truckload dry van solutions for our customers, continues to be an industry leader in growth and profitability. Our refrigerated truckload business, Knight Refrigerated, has also established itself as a leader of growth and profitability in its market. At the end of 2008 we opened Knight Intermodal, our full container load (truckload) port drayage business, which had the most growth of our businesses in 2009. We hope to eventually offer these services in every major port. Finally, the brokerage capabilities of Knight Brokerage continue to complement our ability to provide truckload solutions to our customers, in multiple modes of transportation, through the use of a growing network of registered carriers.

I am continually asked the question that goes something like, "How does Knight still operate with an operating ratio in the eighties during a time when many carriers are struggling to survive?" Although there are many reasons that could be listed, I'd like to summarize four main points. First, we continue to develop the best leaders in the industry. The depth of our talent was once again recognized by third parties in 2009. We were recognized by Forbes Magazine, for the fifteenth consecutive year, as one of the 200 Best Small Companies in America. In addition, we received an Environmental Excellence Award from the U.S. Environmental Protection Agency (EPA) SmartWay Transport Partnership—one of only 37 companies from the Partnership's more than 2100 partners to be awarded the Excellence Award for reducing emissions and improving the environment. Second, we have a model and culture of accountability throughout all businesses and departments. Third, our geographic and service offerings have significant diversity, and we create a high service environment that leverages our multiple services. And finally, we are a low operating cost industry leader.

Our industry is in need of significant investment to refresh the aging fleet of equipment on the road today and to keep up with the services needed by our customers in the coming quarters and years. Many competitors do not appear to be in a financial position to make the requisite investment. In contrast, we stand ready to invest more heavily as demand for truckload services improves. At December 31, we continued to be debt free with a record high level of cash and short term investments even after our Board of Directors in May 2009 authorized a 25% increase in the quarterly dividend from $0.04 to $0.05 per share. Our revenue per truck, per day is improving. We expect this to lead to revenue per mile improvements soon thereafter. Then as the market strengthens, we expect to find opportunities to grow each of our businesses as we put more capital to work.

We are truly grateful for the leadership our people have continued to demonstrate this past year, and we are looking forward to what we believe will be several good years of trucking.

Sincerely,



Kevin P. Knight
Chairman and CEO


SEC MAIL PROCESSING
RECEIVED
APR 1 2 2010
WASH, D.C.
205
SECTION

TABLE OF CONTENTS

Table of Contents

Table of Contents

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 20, 2010

To our Shareholders:

You are cordially invited to attend the 2010 Annual Meeting of Shareholders (the "Annual Meeting") of KNIGHT TRANSPORTATION, INC. to be held at 8:30 A.M., Phoenix time, on May 20, 2010, at our corporate headquarters located at 5601 W. Buckeye Road, Phoenix, Arizona 85043. The purposes of the Annual Meeting are to:

1. Elect three Class III Directors, each director to serve a term of three years;

2. Re-approve the Company's 2005 Executive Cash Bonus Plan, to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code");

3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2010; and

4. Transact such other business as may properly come before the Annual Meeting.

The Board of Directors has fixed the close of business on March 31, 2010, as the record date for determining those shareholders who are entitled to receive notice of and vote at the Annual Meeting or any adjournment(s) thereof. Shares of our Common Stock can be voted at the Annual Meeting only if the holder is present at the Annual Meeting in person or by valid proxy. A copy of our 2009 Annual Report to Shareholders, which includes audited consolidated financial statements, is enclosed. YOUR VOTE IS IMPORTANT. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO PROMPTLY DATE, SIGN, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE. You may also vote on the Internet by completing the electronic voting instruction form found at www.proxyvote.com or by telephone using a touch-tone telephone and calling 1-800-690-6903. The prompt return of your proxy may save us additional expenses of solicitation.

By Order of the Board of Directors,



David A. Jackson, Secretary

Phoenix, Arizona
April 9, 2010

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 20, 2010

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of Knight Transportation, Inc. to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at 8:30 A.M., Phoenix time, on May 20, 2010, at our corporate headquarters located at 5601 W. Buckeye Road, Phoenix, Arizona 85043. **THE ENCLOSED PROXY IS SOLICITED BY OUR BOARD OF DIRECTORS.** If not otherwise specified, all proxies received pursuant to this solicitation will be voted (i) FOR the director nominees named herein; (ii) FOR re-approval of the Company's 2005 Executive Cash Bonus Plan; (iii) FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2010; and (iv) with respect to any other matters properly brought before the Annual Meeting, in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with the judgment of the proxy holders.

This Proxy Statement, the proxy card, and our Annual Report were first mailed on or about April 9, 2010, to shareholders of record at the close of business on March 31, 2010 (the "Record Date").

The terms "we," "our," "us," or the "Company" refer to Knight Transportation, Inc. and its subsidiaries.

Voting Rights

Only holders of record of our Common Stock, par value $0.01 per share ("Common Stock"), at the close of business on the Record Date are entitled to vote at the Annual Meeting, either in person or by valid proxy. Except in the election of directors, shareholders are entitled to one vote for each share held of record on each matter of business to be considered at the Annual Meeting. In the election of directors, shareholders have cumulative voting rights under Arizona law. *See* "Required Vote; Cumulative Voting." As of the Record Date, there were issued and outstanding 83,450,167 shares of our Common Stock, entitled to cast an aggregate 83,450,167 votes on all matters subject to a vote at the Annual Meeting, other than in the election of the Class III directors, where the shares are entitled to an aggregate 250,350,501 votes. Votes cast at the Annual Meeting will be tabulated by the Inspector of Elections and the results of all items voted upon will be announced at the Annual Meeting.

Quorum Requirement

In order to transact business at the Annual Meeting, a quorum must be present. A quorum is present if a majority of the issued and outstanding shares of Common Stock as of the Record Date are represented at the Annual Meeting in person or by proxy. Shares that are entitled to vote but that are not voted at the direction of the holder (called "abstentions") and shares that are not voted by a broker or other record holder due to the absence of instructions from the beneficial owner (called "broker non-votes") will be counted for the purpose of determining whether a quorum is present.

Required Vote; Cumulative Voting

Election of Directors. Directors are elected by plurality of the votes cast, which means that the director nominees receiving the highest number of votes for their election will be elected as directors. Abstentions and broker non-votes are not counted as votes for the election of any director nominee. Under the Constitution of the State of Arizona, as well as Section 10-728 of the Arizona Revised Statutes, shareholders have cumulative voting rights in electing directors of an Arizona corporation. Cumulative voting means that each shareholder, when electing directors, has the right to cast as many votes in the aggregate as he, she, or it has voting shares multiplied by the number of directors to be elected. For example, this year three Class III directors will be elected. If a shareholder has 100 shares of Common Stock, the shareholder is entitled to cast a total of 300 votes in the election of the Class III directors and may cast 300 votes for a single director nominee or distribute those votes among the three Class III director nominees.

You may not cumulate your votes if they are cast "withheld." The Company's Bylaws provide that, in an uncontested election, a director nominee who receives a greater number of votes cast "withheld" for his or her election than "for" such election will promptly tender his or her resignation to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is required to evaluate the resignation, taking into account the best interests of the Company and its shareholders, and recommend to our Board of Directors whether to accept or reject the resignation.

Other Matters. Approval of the other matters submitted to shareholders for consideration and action at the Annual Meeting requires that the number of votes cast for the matter exceeds the number of votes cast against the matter. Abstentions and broker non-votes will be disregarded in determining whether a matter has been approved. In other words, abstentions and broker non-votes will be counted neither as votes for, nor as votes against, a matter.

Right to Attend the Annual Meeting; Revocation of Proxy

Returning a proxy card now will not interfere with your right to attend the Annual Meeting or to vote your shares personally at the Annual Meeting, if you wish to do so. Shareholders who execute and return proxies may revoke them at any time before they are exercised by giving written notice to our Secretary at our address, by executing a subsequent proxy and delivering it to our Secretary, or by attending the Annual Meeting and voting in person.

Costs of Solicitation

We will bear the cost of solicitation of proxies, which we expect to be nominal, and we will include reimbursements for the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. Proxies will be solicited by mail and may be solicited personally by our directors, officers, or employees, who will not receive any additional compensation for any such services.

Annual Report

The information included in this Proxy Statement should be reviewed in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, Reports of our Independent Registered Public Accounting Firm, and other information included in our 2009 Annual Report to Shareholders that was mailed on or about April 9, 2010, together with this Notice of Annual Meeting and Proxy Statement, to all shareholders of record as of the Record Date. A copy of our Annual Report is available free of charge on the Shareholder Relations section of our corporate website at http://www.knighttrans.com. The Annual Report is not incorporated into this Proxy Statement, and is not considered proxy-soliciting material.

How to Read this Proxy Statement

This Proxy Statement contains the proposals to be considered by shareholders at the Annual Meeting, as well as important information concerning, among other things: our management and our Board of Directors; executive compensation; transactions between us and our officers, directors, and affiliates; the stock ownership of management and other large shareholders; the services provided to us by and fees of Deloitte & Touche LLP, our independent registered public accounting firm; and instructions for shareholders who want to make proposals at the 2011 Annual Meeting of Shareholders. *Each shareholder should read this information before completing and returning the enclosed proxy card.*

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our Board of Directors presently consists of eight members. The directors are divided into three classes, with each class serving a three-year term. The shareholders elect approximately one-third of the Board of Directors each year. Three Class III directors will be elected at the Annual Meeting.

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated Kevin P. Knight, Randy Knight, and Michael Garnreiter for election as Class III directors at the Annual Meeting.

Each Class III director nominee will be elected to serve until the 2013 Annual Meeting of Shareholders or until his or her successor shall have been duly elected and qualified or his or her resignation or removal, whichever occurs first. Each of the Class III director nominees has consented to serve a three-year term.

If any of the nominees named above should become unavailable to serve as a director, the Board of Directors may designate a substitute nominee. In that case, the proxy holders will vote for the substitute nominee designated by the Board.

Class III Director Nominees

Information concerning the nominees standing for election as Class III directors follows:

Kevin P. Knight, 53 **Director Since 1990**

Kevin P. Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our Chief Executive Officer since 1993. He has been one of our officers and directors since 1990. From 1975 to 1984 and again from 1986 to 1990, Mr. Knight was employed by Swift Transportation Co., Inc. ("Swift"), a long-haul truckload carrier, where he served as Executive Vice President and President of Cooper Motor Lines, Inc., a Swift subsidiary. From February 2004 through February 2008, Mr. Knight served on the Board of Directors of Universal Technical Institute, Inc., a provider of post-secondary education. Mr. Knight currently serves on the Board of Directors and Executive Committee of the American Trucking Associations. The selection of Mr. Knight as a director nominee was based, among other things, upon his extensive experience in business operations and exemplary executive leadership. Under his effective leadership, the Company has been named to *Forbes Magazine's* list of the "200 Best Small Companies in America" for fifteen consecutive years. Mr. Knight also exhibited commendable dedication to our financial and operating performance during the challenging economic environment in 2008 and 2009.

Randy Knight, 61 **Director Since 1989**

Randy Knight rejoined our company as an employee in January 2009 and was appointed as a Vice Chairman of the Board effective February 27, 2009. Mr. Knight was a founder of our company and served as an officer from 1989 until 1999 and as Chairman of the Board from 1993 until 1999. From 1999 until December 2008, Mr. Knight worked outside of our company on a variety of personal investments, including Total Warehousing, Inc., a commercial warehousing and local transportation business that he sold in 2004. Mr. Knight has been a member of our Board of Directors since 1989. He also serves as a director of Biltmore Bank of Arizona. Mr. Knight was employed by Swift or related companies from 1969 to 1985, where he was a Vice President. Mr. Knight brings to the Board of Directors strong leadership, extensive business and operating experience, and deep insight into the trucking industry. Mr. Knight's strong relationships with our customers and extensive knowledge of our business also make him an invaluable member of our sales team.

Michael Garnreiter, 58 **Director Since 2003**

Michael Garnreiter has served as a member of our Board of Directors since September 2003. Mr. Garnreiter currently is "of counsel," with a Scottsdale-based financial consulting organization, Fenix Financial Forensics LLC, which provides financial analysis, forensic accounting, litigation support, and other dispute resolution services to a variety of businesses and organizations. Mr. Garnreiter also is involved with two privately-held restaurant organizations in the casual dining industry sector. Mr. Garnreiter also is a director and member of the audit committees of Taser International, Inc., a manufacturer of non-lethal protection devices, Amtech Systems, Inc., a supplier of horizontal diffusion furnace systems, and IA Global, Inc., an Asian business processes outsourcing company. Mr. Garnreiter also served as the sole director of Syntax Brillian Corporation, a dissolved company that designed, developed, and distributed high definition televisions. Mr. Garnreiter was formerly the Executive Vice President, Treasurer, and Chief Financial Officer of Main Street Restaurant Group, Inc., a publicly held restaurant operating company. Prior to joining Main Street, Mr. Garnreiter served as a general partner of Arthur Andersen LLP. Mr. Garnreiter began his career with Arthur Andersen in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach. In 1986, he became the managing partner of Arthur Andersen's Tucson, Arizona office. Mr. Garnreiter is a Certified Public Accountant in California and Arizona. As a member of the Company's Board of Directors, Mr. Garnreiter offers solid financial expertise gained from his managerial role at a big five accounting firm. In addition, the experience acquired through Mr. Garnreiter's positions as a director of several public companies benefit the Company, the Board of Directors, and the Company's shareholders.

Kevin Knight, our Chairman and Chief Executive Officer, and Keith Knight, one of our executive officers, are brothers and are cousins of Randy Knight and Gary Knight, who also are brothers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

Letter to Shareholders

Proxy Statement

2009 Annual Report

CONTINUING DIRECTORS

Class I Directors

Information regarding our current Class I directors who were elected in 2008 for terms expiring at our 2011 Annual Meeting of Shareholders follows:

Donald A. Bliss, 77 **Director Since 1995**

Donald A. Bliss has served as a member of our Board of Directors since February 1995. Until his retirement in December 1994, Mr. Bliss was the Chief Executive Officer and Vice President of U.S. West Communications, a U.S. West company. Mr. Bliss also is a director of the Western and Southern Life Insurance Company and the Biltmore Bank of Arizona. Mr. Bliss served as Chairman of the Western Region Advisory Board of AON Risk Services of Arizona, Inc. from October 2001 to February 2005.

Richard J. Lehmann, 66 **Director Since 2006**

Richard J. Lehmann has served as a member of our Board of Directors since February 2006. Mr. Lehmann serves as the founding principal and a director of the Biltmore Bank of Arizona and is the Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona. Until December 31, 1999, Mr. Lehmann served as Vice Chairman of Bank One, when it acquired FCNBC, creating the fifth largest bank in the United States, with responsibility for all consumer banking and credit card operations. Mr. Lehmann's previous positions include Chairman and Chief Executive Officer of Valley National Bank. Prior to that, Mr. Lehmann spent 20 years with Citigroup in various positions, including 10 years in the International Division, with more than three years as a Senior Corporate Officer in Europe, the Middle East, and Africa. Mr. Lehmann is a member of the board of directors of the TGen Foundation. He also served as a director of eFunds Corporation, iCrossing, Inc., and the Arizona Board of Nature Conservancy. He also serves on the Mayo Advisory Board and serves on the Board of Trustees at Thunderbird, The Garvin School of International Management.

Class II Directors

Information regarding our current Class II directors who were elected in 2009 for terms expiring at our 2012 Annual Meeting of Shareholders follows:

Gary J. Knight, 58 **Director Since 1990**

Gary J. Knight has served as a Vice Chairman of our Board of Directors since January 2004. Mr. Knight served as our President from 1993 to January 2004, and has been one of our officers and a member of our Board of Directors since 1990. From 1975 until 1990, Mr. Knight was employed by Swift, where he was an Executive Vice President.

G.D. Madden, 70 **Director Since 1997**

G.D. Madden has served as a member of our Board of Directors since January 1997. Since 1996, Mr. Madden has been President of Madden Partners, a consulting firm he founded, which specializes in transportation technology and strategic issues. Prior to founding Madden Partners, he was President and Chief Executive Officer of Innovative Computing Corporation, a subsidiary of Westinghouse Electric Corporation. Mr. Madden founded Innovative Computing Corporation ("ICC"), a privately held company, which grew to be the largest supplier of fully integrated management information systems to the trucking industry. Mr. Madden sold ICC to Westinghouse in 1990 and continued to serve as its President and Chief Executive Officer until 1996.

Kathryn L. Munro, 61 **Director Since 2005**

Kathryn L. Munro has served as a member of our Board of Directors since April 2005. She is a principal of BridgeWest, LLC, a private equity investment company specializing in wireless technology companies. Ms. Munro was the Chairperson of BridgeWest from February 1999 until July 2003. From 1996 to 1998, Ms. Munro served as Chief Executive Officer of Bank of America's Southwest Banking Group and was President of Bank of America Arizona from 1994 to 1996. Ms. Munro has served on the boards of directors of Flow International Corporation, a Seattle-based manufacturer of industrial tools, since 1996 and Pinnacle West Capital Corporation, the holding company of Arizona Public Service and Pinnacle West Energy, since 2000. Ms. Munro also serves on the board of Premera, a privately held health insurance company headquartered in Seattle, Washington. Ms. Munro served on the board of Capitol Bancorp Limited, a Michigan-based multi-bank holding company, from 2002 to 2006.

CORPORATE GOVERNANCE

Applicable Corporate Governance Requirements

Our Common Stock has been listed on the New York Stock Exchange (the "NYSE") since December 30, 2004, and we are subject to the NYSE listing standards, including those relating to corporate governance. Prior to listing on the NYSE, our Common Stock was listed on what today is known as the Nasdaq Global Select Market ("NASDAQ"), and we were subject to the NASDAQ listing standards, including those related to corporate governance.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines to further its goal of providing effective governance of our business and affairs for the long-term benefit of our shareholders. A copy of the corporate governance guidelines is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it. The Nominating and Corporate Governance Committee is responsible for periodically reviewing the corporate governance guidelines and recommending changes as appropriate to ensure the effective functioning of our Board of Directors and high quality corporate governance.

Code of Ethics

The Board of Directors has adopted a Code of Ethical Conduct that applies to all of our directors, officers, and employees. In addition, we maintain a Policy Governing Responsibilities of Financial Managers and Senior Officers (the "Financial Responsibilities Policy") that applies to our senior executive officers (Executive Vice President or above), Chief Financial Officer, Chief Accounting Officer, Controller, and any other employee who is responsible for the management of our funds or for the operation and maintenance of our financial accounting and reporting system. The Code of Ethical Conduct and Financial Responsibilities Policy includes provisions applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which constitute a "code of ethics" within the meaning of Item 406(b) of Regulation S-K. Copies of the Code of Ethical Conduct and Financial Responsibilities Policy are available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and are available in print to any shareholder who requests them.

The Board of Directors and Its Committees

Board of Directors

Meetings of the Board of Directors. During the year ended December 31, 2009, our Board of Directors met on four occasions. Each of the directors attended 75% or more of the meetings of the Board of Directors and the meetings held by all of the committees of the Board on which he or she served. We encourage our directors to attend our Annual Meetings of Shareholders. All of our directors attended the 2009 Annual Meeting of Shareholders.

Independent Directors. In accordance with NYSE Rule 303A.02(a), the Board of Directors affirmatively determines the independence of each director after reviewing the findings and recommendations of the Nominating and Corporate Governance Committee. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that Donald A. Bliss, G.D. Madden, Michael Garnreiter, Kathryn L. Munro, and Richard J. Lehmann are independent (collectively, the "Independent Directors"). Except in their capacities as directors or as holders of an immaterial amount of securities of other entities, neither Mr. Bliss, Mr. Madden, Mr. Garnreiter, Ms. Munro, nor Mr. Lehmann, either directly or in his or her capacity as a partner, shareholder, officer, or similar position of another organization, has or in the past three years had any business or financial relationship with us or any of our subsidiaries. None of the Independent Directors or any of their immediate family members has or had any of the disqualifying relationships with us or our subsidiaries specified in NYSE Rule 303A.02(b).

Board Leadership Structure. Kevin P. Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our Chief Executive Officer since 1993. The Board believes that the combination of these two positions is the most appropriate and suitable structure for proper and efficient Board functioning and communication, which is facilitated by Kevin Knight serving as the direct link between senior management and the Board. In these capacities, he provides critical insight and perception to the Board and feedback and leadership to senior management in the day-to-day operations of the Company. To ensure that Kevin Knight has sufficient time to fulfill his responsibilities as the Chairman of our Board and our Chief Executive Officer, the Board of Directors

Letter to Shareholders

Proxy Statement

2009 Annual Report

has appointed Gary Knight and Randy Knight to serve as Vice Chairmen and has assigned the responsibility to Gary Knight to conduct and preside at board meetings. Kevin Knight reports to the Board as the Chief Executive Officer along with the other executive officers and also participates in the meetings as a director.

Risk Oversight. The Board of Directors has assigned the assessment of enterprise risk to the Nominating and Corporate Governance Committee and the assessment of financial risk to the Audit Committee. Management reports to the Nominating and Corporate Governance Committee and Audit Committee with respect to the overall enterprise risk environment, including both business and financial risk, of the Company's operations. The committees then evaluate the management's risk assessment and report to the Board of Directors.

Executive Sessions. In 2009, pursuant to NYSE Rule 303A.03, our Independent Directors held one meeting, referred to as "executive sessions," at which only the Independent Directors were present. The Chairman of the Nominating and Corporate Governance Committee acts as the lead independent director and is the presiding director for all executive sessions. Mr. Bliss currently serves as the Chairman of the Nominating and Corporate Governance Committee and will continue in that capacity following the Annual Meeting. Our Independent Directors will continue to hold at least one meeting annually at which only independent directors are present.

Communication with Directors. Our Board of Directors provides a process for shareholders to send written communications to the entire Board or to individual directors. To send a communication to the entire Board of Directors, your communication should be addressed as follows: The Board of Directors, Knight Transportation, Inc., c/o David A. Jackson – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications addressed in this manner will be copied and distributed to each director at or prior to the next Board meeting. If you wish to communicate with an individual director, your communication should be addressed as follows: Name – Director, Knight Transportation, Inc., c/o David A. Jackson – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications received in this manner will not be opened, but rather delivered unopened to the director to whom they are addressed at or prior to the next Board meeting, following clearance through normal security procedures.

In addition, we provide a method for concerned parties to communicate directly with our non-management directors. Any person wishing to contact our non-management directors may contact these directors through our presiding non-management director, the Chairman of the Nominating and Corporate Governance Committee, whose contact information may be obtained by writing our Secretary, David A. Jackson, at the address set forth above or by calling our Investor Relations Department at telephone number (602) 606-6224.

Committees of the Board of Directors

The Board of Directors has standing Audit, Nominating and Corporate Governance, Compensation, and Executive Committees. The Board does not maintain any other standing committees. The following table sets forth the membership of each of the standing committees of the Board of Directors as of February 28, 2010.

Name	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee	Executive Committee
Donald A. Bliss	X	X		X
G.D. Madden	X		X	
Michael Garnreiter	X			
Kevin P. Knight				X
Gary J. Knight				X
Kathryn L. Munro		X	X	X
Richard J. Lehmann		X	X	

The Audit Committee

Purpose, Functions, Composition, and Meetings. The primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

- the integrity of our financial statements;
- the qualifications, independence, and performance of our independent registered public accounting firm; and
- our compliance with legal and regulatory requirements related to financial reporting.

As more fully outlined in the Audit Committee's charter, the primary functions of the Audit Committee include:

- making determinations regarding the selection and retention of our independent registered public accounting firm and reviewing and pre-approving such firm's fees and the proposed scope of its services; and
- reviewing, and meeting with our management, internal auditors, and independent registered public accounting firm, as applicable, to discuss, our financial statements and financial and related disclosures, our accounting policies and principles, and our internal financial controls and reporting systems.

Messrs. Bliss, Madden, and Garnreiter currently serve on the Audit Committee, and Mr. Garnreiter serves as the Chairman. Each member of the Audit Committee satisfies the independence and other audit committee membership criteria set forth in NYSE Rule 303A.07. Specifically, each member of the Audit Committee:

- is independent under NYSE Rule 303A.02;
- meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and
- is financially literate, as our Board of Directors has interpreted such qualification in its business judgment.

In addition, the Board has determined that Mr. Garnreiter's service on the audit committee of more than three public companies does not impair his ability to effectively serve on our Audit Committee.

The Audit Committee met five times during 2009. Each member of the Audit Committee attended all of the Audit Committee meetings during 2009, except Mr. Bliss who was unable to attend one meeting.

Audit Committee Financial Expert. The Board of Directors has determined that at least one "audit committee financial expert," as defined under Item 407(d)(5) of Regulation S-K, currently serves on the Audit Committee. The Board of Directors has identified Mr. Garnreiter as an audit committee financial expert. Mr. Garnreiter is independent, as independence for audit committee members is defined under applicable NYSE rules.

Audit Committee Charter. A copy of the Audit Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it.

Report of the Audit Committee. In performing its duties, the Audit Committee, as required by applicable rules and regulations promulgated by the Securities and Exchange Commission ("SEC"), issues a report recommending to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K, and relating to certain other matters, including the independence of our independent registered public accounting firm. The *Report of the Audit Committee* follows.

The Report of the Audit Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Report of the Audit Committee

The Audit Committee oversees the accounting and financial reporting processes of the Company and the audit of the financial statements of the Company. Management of the Company has primary responsibility for the Company's financial statements and the overall reporting process, including maintenance of the Company's systems of internal control. The Company retains an independent registered public accounting firm that is responsible for conducting an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and issuing a report thereon.

In undertaking its responsibilities, the Audit Committee has discussed the Company's financial statements with management and the Company's independent registered public accounting firm and, in issuing this report, has relied upon the responses and information provided to the Audit Committee by management and the independent registered public accounting firm.

For the fiscal year ended December 31, 2009, the Audit Committee has reviewed and discussed the audited financial statements with management and Deloitte & Touche LLP, the Company's independent registered public accounting firm. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Rule 2-07 of SEC Regulation S-X "*Communication with Audit Committees*," and PCAOB Interim Standards "*Communication with Audit Committees*" (AU Section 380) as amended, which include, among other things:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the accounting firm's conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

The Audit Committee has received the written disclosures from the independent registered public accounting firm required by PCAOB Ethics and Independence Rule 3526, "*Communication with Audit Committees Concerning Independence*" and discussed with the independent registered public accounting firm its independence within the meaning of the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the Securities and Exchange Commission.

Michael Garnreiter, Chairman
G.D. Madden, Member
Donald A. Bliss, Member

The Nominating and Corporate Governance Committee

Purpose, Functions, Composition, and Meetings. The purposes of the Nominating and Corporate Governance Committee are to assist the Board of Directors in improving our corporate governance, to train members of the Board, to improve the Board's governance functions, and to assist us in obtaining the highest quality independent directors. As more fully detailed in the Nominating and Governance Committee's charter, the primary functions of the committee include:

- evaluating the composition of the Board and selecting and recommending nominees for election or re-election to the Board or for appointment to fill Board vacancies;
- developing and implementing regular and emergency succession plans for our senior management positions; and
- reviewing and developing policies or making recommendations concerning other aspects of our corporate governance, such as the Board's committee structure, our corporate governance guidelines, director training and evaluation programs, and potential conflicts of interest.

Mr. Lehmann, Ms. Munro, and Mr. Bliss currently serve on the Nominating and Corporate Governance Committee, and Mr. Bliss serves as Chairman.

All current members of the Nominating and Corporate Governance Committee are independent, as independence for nominating committee members is defined under applicable NYSE rules. In 2009, the Nominating and Corporate Governance Committee held one meeting.

The Nominating and Corporate Governance Committee has approved the nomination of Kevin P. Knight, Randy Knight, and Michael Garnreiter as Class III directors and recommended their election. Each nominee is presently a director and has consented to stand for re-election.

Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it.

Board Diversity. In recommending candidates for the Board of Directors, the Nominating and Corporate Governance Committee considers Board diversity with an emphasis on diverse backgrounds, skills, and experience that will be beneficial to the Company. Pursuant to the Nominating and Corporate Governance Committee's charter, all candidates are evaluated and selected consistent with the Company's policy of nondiscrimination with respect to race, creed, religion, or national origin.

Process for Identifying and Evaluating Director Nominees. Director nominees are chosen by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews the qualifications of various persons to determine whether they should be considered as candidates for membership on the Board of Directors. The Nominating and Corporate Governance Committee also accepts recommendations of director candidates from our other outside directors and our executive officers, advisors, and shareholders. We do not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees.

The Nominating and Corporate Governance Committee reviews all candidate recommendations, including those properly submitted by shareholders, in accordance with the mandate contained in its charter. The Nominating and Corporate Governance Committee assesses a candidate's judgment, integrity, independence, management or business skills and experience (particularly with public companies and companies in our industry or other industries related to our business), prominence and reputation in their profession, knowledge of corporate governance issues and Board functions, commitment to attend and actively participate in meetings and related Board activities, other commitments and responsibilities, and such other factors as the Nominating and Corporate Governance Committee determines are appropriate in light of our needs and the needs of the Board. With regard to specific qualities and skills, the Nominating and Corporate Governance Committee believes it is necessary that: (i) at least a majority of the members of the Board of Directors qualify as "independent" under NYSE Rule 303A.02; (ii) at least three members of the Board of Directors satisfy the audit committee membership criteria specified in NYSE Rule 303A.07; and (iii) at least one member of the Board of Directors eligible to serve on the Audit Committee has sufficient knowledge, experience, and training concerning accounting and financial matters so as to qualify as an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

Letter to Shareholders

Proxy Statement

2009 Annual Report

In addition to the qualifications and considerations described above, our corporate governance guidelines contain the following director eligibility criteria that impact the director nomination process:

- a mandatory retirement age of 82 for all directors, subject to waiver by a majority of the Board;
- director term limits of 20 years, following March 2, 2005, for all directors, subject to waiver by a majority of the Board;
- no director may serve on more than five public company boards of directors, including our Board; and
- our Chief Executive Officer may not serve on more than two other public company boards of directors in addition to our Board.

Consideration of Director Candidates Recommended by Shareholders. The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders, provided that the following procedural requirements are satisfied. Candidate recommendations should be mailed via certified mail, return receipt requested, and addressed to the Nominating and Corporate Governance Committee, Knight Transportation, Inc., c/o David A. Jackson – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. To be considered, a shareholder recommendation must: (i) be received at least 120 days prior to the first anniversary of the date of the proxy statement for the prior year's Annual Meeting (by December 10, 2010 for director candidates to be considered for nomination for election at the 2011 Annual Meeting of Shareholders); (ii) contain sufficient background information, such as a resumé and references, to enable the Nominating and Corporate Governance Committee to make a proper judgment regarding the qualifications of the proposed nominee; (iii) be accompanied by a signed consent of the proposed nominee to serve as a director if elected and a representation that such proposed nominee qualifies as "independent" under NYSE Rule 303A.02 or, if the proposed nominee does not qualify, a description of the reason(s) he or she is not "independent"; (iv) state the name and address of the person submitting the recommendation and the number of shares of our Common Stock owned of record or beneficially by such person; and (v) if submitted by a beneficial shareholder, be accompanied by evidence that the person making the recommendation beneficially owns shares of our Common Stock.

The Compensation Committee

Purpose, Functions, Composition, and Meetings. The Compensation Committee reviews, analyzes, recommends, and approves all aspects of executive compensation. As more fully outlined in the Compensation Committee's charter, the primary responsibilities of the Compensation Committee include:

- reviewing and approving corporate goals and objectives relating to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those objectives, and determining and approving the Chief Executive Officer's compensation based upon this evaluation;
- reviewing and making recommendations to the Board regarding the compensation of our other executive officers;
- reviewing and approving all forms of incentive compensation, including stock options and other stock-based awards to our executive officers; and
- administering our equity compensation plan, as in effect from time-to-time.

During 2009, and as of the date hereof, Mr. Lehmann, Mr. Madden, and Ms. Munro, served on the Compensation Committee, and Ms. Munro served as Chairperson. The Compensation Committee met four times in 2009. Each member of the Compensation Committee attended all of the Compensation Committee meetings during 2009. *See* "Executive Compensation – Compensation Discussion and Analysis" for a discussion of, including the role the Compensation Committee and our executive officers have in implementing, our processes and procedures for recommending and setting executive and director compensation.

Compensation Committee Charter. A copy of the Compensation Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it.

Report of the Compensation Committee. In performing its duties, the Compensation Committee, as required by applicable rules and regulations promulgated by the SEC, issues a report recommending to the Board of Directors that our Compensation Discussion and Analysis be included in this Proxy Statement. The *Report of the Compensation Committee* follows.

The Report of the Compensation Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Kathryn Munro, Chairperson
G.D. Madden, Member
Richard J. Lehmann, Member

Compensation Committee Interlocks and Insider Participation

None of the current members of the Compensation Committee have been, or are, one of our officers or employees. During 2009, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that had one or more executive officers serving as a member of our Board of Directors. *See* "Certain Relationships and Related Transactions" for a description of certain transactions between us and our directors and executive officers, or their affiliates, and "Executive Compensation – Director Compensation" for a description of the compensation of the members of the Compensation Committee.

The Executive Committee

The Executive Committee is authorized to act on behalf of the Board of Directors when the Board of Directors is not in session. During 2009, and as of the date hereof, the Executive Committee was comprised of Messrs. Kevin Knight, Gary Knight, Bliss, and Ms. Munro. The Executive Committee met one time during 2009 and all members attended the meeting, except Mr. Kevin Knight who was unable to attend.

Other Board and Corporate Governance Matters

Director Evaluation Program. The Nominating and Corporate Governance Committee is responsible for developing and implementing a director evaluation program to measure the individual and collective performance of directors and the fulfillment of their responsibilities to our shareholders, including an assessment of the Board's compliance with applicable corporate governance requirements and identification of areas in which the Board might improve its performance. The Nominating and Corporate Governance Committee also is responsible for developing and recommending to the Board of Directors for approval an annual self-evaluation process for the Board designed to assure that directors contribute to our corporate governance and to our performance.

Director Orientation and Training. The Nominating and Corporate Governance Committee is responsible for developing and implementing an orientation program for new directors. Under this program, we provide new, non-management directors a variety of materials to assist them in familiarizing themselves with our business, management structure, and operations and key legal, financial, risk management, and operational issues, as well as the policies, procedures, and responsibilities of the Board and its committees. New, non-management directors also meet with members of our senior management and other non-management directors as part of their orientation. We periodically provide materials to directors on various subjects to assist them in understanding our business and operations and in effectively discharging their duties.

Authority to Engage Advisors. Each of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee is conferred by its charter with explicit authority to engage its own independent advisors, including legal counsel.

Management Succession Planning. The Board of Directors has adopted a management succession plan that identifies emergency and potential long-term successors to our Chief Executive Officer, President, Chief Financial Officer, and certain other key members of senior management. The Nominating and Corporate Governance Committee, following consultation with our Chief Executive Officer, is responsible for giving an annual report to the Board of Directors with regard to management succession planning. After reviewing this report and consulting with the members of the Nominating and Corporate Governance Committee and the Chief Executive Officer, the Board of Directors makes any changes or updates to the management succession plan that it determines are appropriate.

Our Executive Officers and Certain Significant Employees

The following table sets forth, as of March 31, 2010, certain information regarding our executive officers (Kevin P. Knight, Gary J. Knight, Randy Knight, Keith T. Knight, and David A. Jackson) and our significant employees (Casey Comen, Michael K. Liu, Erick Kutter, and Greg Ritter).

Name	Age	Position
Kevin P. Knight	53	Chairman of the Board and Chief Executive Officer
Gary J. Knight	58	Vice Chairman of the Board
Randy Knight	61	Vice Chairman of the Board
Keith T. Knight	55	Chief Operating Officer
David A. Jackson	34	Chief Financial Officer, Secretary, and Treasurer
Casey Comen	56	Executive Vice President of Sales
Michael K. Liu	37	President of Knight Transportation – Dry Van
Erick Kutter	42	President of Knight Refrigerated, LLC
Greg Ritter	51	President of Knight Brokerage, LLC

Keith T. Knight has served as our Chief Operating Officer since May 2006. Prior to his appointment as Chief Operating Officer, Mr. Knight served as our Executive Vice President from 1993 until May 2006, and has been one of our officers since 1990. He served as a member of our Board of Directors from 1990 to 2004. From 1977 until 1990, Mr. Knight was employed by Swift, where he was a Vice President and Manager of Swift's Los Angeles terminal.

David A. Jackson joined us in April 2000. He has served as our Chief Financial Officer since January 2004, as our Treasurer since May 2006, and as our Secretary since November 2007. Mr. Jackson served as our Corporate Purchasing Manager from April 2000 until July 2002, and as the Owner Operator Program Director from July 2002 until January 2004.

Casey Comen has served as our Executive Vice President of Sales since March 2004. Prior to joining us, Mr. Comen was employed by Swift, where he most recently served as the Vice President of Sales and Marketing from 1997 through January 2004.

Michael K. Liu was appointed President of the Knight Transportation – Dry Van in April 2007. Prior to his appointment as President of Knight Transportation – Dry Van, Mr. Liu served as a division manager for our Southern California Division since December 2003. Mr. Liu also served as a training manager for our driver development department from January 2000 to December 2003.

Erick Kutter joined us in February 1993. He has served as the President of Knight Refrigerated, LLC, our asset-based refrigerated business, since July 2004. Prior to his appointment as President of Knight Refrigerated, Mr. Kutter was responsible for opening our service centers in Katy, Texas, Kansas City, Kansas, and Atlanta, Georgia. Mr. Kutter also served as the division manager of our service center in Indianapolis, Indiana from July 1998 to April 2001.

Greg Ritter joined us in 2005. He has served as the President of Knight Brokerage, LLC, our non-asset based brokerage business, since the opening of our brokerage business in 2005. He began his career in 1979 with C.H. Robinson Worldwide, where he was the branch manager for the Phoenix office for 18 years.

See "Proposal No. 1 – Election of Directors" for information concerning the business experience of Kevin P. Knight and Randy Knight and "Continuing Directors" for information concerning the business experience of Gary J. Knight.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and changes in ownership of our Common Stock and other equity securities. Our officers, directors, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during the 2009 fiscal year, all Section 16(a) filing requirements applicable to our directors, officers, and greater than 10% beneficial owners were complied with, except that (i) Larry Knight inadvertently failed to timely report on Form 4 the disposition of shares, which occurred in April 2009, (ii) Steve Collins inadvertently failed to timely report on Form 4 the disposition of shares, which occurred in April 2009, and (iii) Michael Garnreiter inadvertently failed to timely report on Form 4 the disposition of shares, which occurred in December 2009. These transactions were reported in subsequent filings. Copies of Section 16(a) forms that our directors and officers file with the SEC are accessible through the Shareholder Relations section of our website at http://www.knighttrans.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Philosophy of Compensation

The Compensation Committee oversees all of our executive officer compensation arrangements. The Compensation Committee has the responsibility to (i) review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, (ii) evaluate the performance of our CEO in light of those goals and objectives, and (iii) determine and approve the compensation level of our CEO based upon that evaluation. The Compensation Committee also has the responsibility to review annually the compensation of our other executive officers and to determine whether such compensation is reasonable under existing facts and circumstances. In making such determinations, the Compensation Committee seeks to ensure that the compensation of our executive officers aligns the executives' interests with the interests of our shareholders. The Compensation Committee also reviews and approves all forms of incentive compensation, including stock option grants, stock grants, restricted stock unit grants, and other forms of incentive compensation granted to our executive officers. The Compensation Committee takes into account the recommendations of our CEO in reviewing and approving the overall compensation of the other executive officers. The Compensation Committee has not engaged or received reports from any third party compensation consultants.

We believe that the quality, skills, and dedication of our executive officers are critical factors affecting our long-term value and success. Our primary executive compensation goals include attracting, motivating, and retaining qualified executive officers who create long-term value for our shareholders. We seek to accomplish these goals by rewarding past performance, incentivizing future performance, and aligning our executive officers' long-term interests with those of our shareholders. Our compensation program is designed to reward our executive officers for individual performance, years of experience, contributions to our financial success, and creation of shareholder value. Our compensation philosophy is to provide overall compensation levels that (i) attract and retain talented executives and motivate those executives to achieve superior results, (ii) align executives' interests with our corporate strategies, our business objectives, and the long-term interests of our shareholders, and (iii) enhance executives' incentives to increase our stock price and maximize shareholder value. In addition, we strive to ensure that our compensation, particularly salary compensation, is consistent with our constant focus on controlling costs. Our primary strategy for building senior management depth has been to develop personnel from within our company to ensure that our executive team as a whole remains dedicated to our customs, practices, and culture, recognizing, however, that we may gain talent and new perspectives from external sources. Accordingly, in many instances we build our compensation elements around long-term retention and development, together with annual rewards based on specific focus areas.

Letter to Shareholders

Proxy Statement

2009 Annual Report

Elements of Compensation

Our compensation program for senior executive officers has two major elements, fixed and incentive compensation. The total compensation for senior executive officers, including the Named Executive Officers (as defined below), consists of one or more of the following components: (i) base salary, (ii) incentive compensation, which may include a performance-based annual cash bonus, a discretionary annual cash bonus, and long-term equity incentives in the form of stock options and other stock-based awards or grants, (iii) other compensation, including specified perquisites, and (iv) employee benefits, which are generally available to all of our employees.

The Compensation Committee has the responsibility to make and approve changes in the total compensation of our executive officers, including the mix of compensation elements. In making decisions regarding an executive's total compensation, the Compensation Committee considers whether the total compensation is (i) fair and reasonable to us, (ii) internally appropriate based upon our culture, goals, initiatives, and the compensation of our other employees, and (iii) within a reasonable range of the compensation afforded by other opportunities, overall economic conditions, and our recent historical performance. The Compensation Committee also bases its decisions regarding compensation upon its assessment of factors such as the executive's leadership, integrity, individual performance, prospect for future performance, years of experience, skill set, level of commitment and responsibility required in the position, contributions to our financial results, the creation of shareholder value, and current and past compensation. In determining the mix of compensation elements, the Compensation Committee considers the effect of each element in relation to total compensation. Consistent with our need to control costs and our desire to recognize our executives' performance where such recognition is warranted, the Compensation Committee historically has attempted to keep base salaries relatively low and weight overall compensation toward incentive cash and equity-based compensation. The Compensation Committee specifically considers whether each particular element provides an appropriate incentive and reward for performance that sustains and enhances long-term shareholder value. The Compensation Committee also considers the tax consequences associated with each element of compensation, including whether the deductibility of compensation is expected to be limited under Section 162(m) of the Internal Revenue Code (the "Code"). In determining whether to increase or decrease an element of compensation, we rely upon the business experience of the members of the Compensation Committee, the Compensation Committee's general understanding of compensation levels at public companies, and the historical compensation levels of the executive officers, and, with respect to executives other than the CEO, we consider the recommendations of the CEO. We generally do not rely on rigid formulas (other than performance measures under our annual cash bonus program) or short-term changes in business performance when setting compensation.

The following summarizes the compensation elements we used to motivate and retain our Chief Executive Officer, Chief Financial Officer, our three other most highly compensated executive officers, for the fiscal year ended December 31, 2009, and another officer who would have been one of the three most highly compensated executive officers but for the fact that the Company determined that this officer was no longer an "executive officer" (as defined in SEC regulations) at December 31, 2009 (collectively, the "Named Executive Officers").

Base Salary

We pay base salaries at levels that reward executive officers for ongoing performance and that enable us to attract and retain highly qualified executives, but not at a level that allows the executives to achieve the overall compensation they desire. Base pay is a critical element of our compensation program because it provides our executive officers with stability. Compensation stability allows our executives to focus their attention and efforts on our business objectives, which includes creating shareholder value. In determining base salaries, we consider the executive's current salary and the executive's qualifications and experience, including, but not limited to, the executive's length of service with us, the executive's industry knowledge, and the executive's leadership, integrity, scope of responsibilities, dedication to us and our shareholders, past performance, and future potential of providing value to our shareholders. We do not formally benchmark salary or total executive compensation against the executive compensation of any other company or group of companies. From time to time, the Compensation Committee has considered the form and level of compensation disclosed by other publicly traded truckload carriers, certain other transportation companies, and companies of similar size and market capitalization in general in order to obtain a broad understanding of such companies' compensation practices. We set our base salaries at a level that allows us to pay a portion of an executive officer's total compensation in the form of incentive compensation (including annual cash bonuses and long-term incentives) and perquisites. We believe this mix of compensation helps us incentivize our executives to maximize shareholder value in the long run. We consider adjustments to base salaries annually to reflect the foregoing factors but do not apply a specific weighting to such factors.

Incentive Compensation

Performance-Based Annual Cash Bonuses

On December 21, 2005, our shareholders approved and ratified our 2005 Executive Cash Bonus Plan ("Cash Bonus Plan"). We use our Cash Bonus Plan to provide annual incentives to executive officers in a manner designed to (i) link increases in compensation to our income targets in order to reinforce cost controls, (ii) reinforce our performance goals, and (iii) link a significant portion of our executives' compensation to the achievement of such goals. We also use the Cash Bonus Plan to preserve for our benefit a federal tax deduction for payments of incentive compensation to our executive officers. Cash bonuses are designed to reward executive officers for their contributions to our financial and operating performance and are based primarily upon our financial results and certain operating statistics that the Compensation Committee identifies each year as being important to our success.

Under the Cash Bonus Plan, the Compensation Committee is required to set, for each executive officer, one or more objective performance targets. The annual cash bonus amount awarded to each executive officer is primarily dependent upon us reaching or exceeding specified, objective performance targets. Performance targets may be based on the attainment of specified levels of one or any variation or combination of the factors listed in the Cash Bonus Plan. Corporate performance targets typically have related to profitability and performance to align cash compensation payments with our performance and the creation of shareholder value. Additionally, individual performance targets may be based on the successful implementation of corporate policies, negotiation of significant corporate transactions, development of long-term business goals or strategic plans, or the exercise of specific areas of managerial responsibility. The Compensation Committee sets the specific performance targets for each executive officer after engaging in active dialog with our CEO concerning our strategic objectives and performance and reviewing the appropriateness of the financial measures used in the Cash Bonus Plan.

The Compensation Committee also administers a discretionary cash bonus program ("Discretionary Cash Bonus Program") for achievements in leadership, innovation, initiative, and other non-objective performance indicia outside the Cash Bonus Plan. These awards are made on a discretionary basis and are unrelated to the attainment of the Cash Bonus Plan's objective performance criteria. An award under the Discretionary Cash Bonus Program may not be used to make up an award that was not earned under the Cash Bonus Plan's objective performance criteria and will not be exempt from the $1 million deductibility limit under Section 162(m) of the Code.

Concurrently with establishing the performance targets, the Compensation Committee also establishes a maximum cash bonus award opportunity for each executive officer, typically expressed as a percentage of salary as of the commencement of the performance period. For 2009, the maximum bonus target was 60% of salary for our CEO and ranged from 30% to 40% for our other Named Executive Officers, except for Randy Knight who did not participate in the Cash Bonus Plan. Our Cash Bonus Plan contains an annual maximum cash bonus limitation of $2.0 million for any participant, but the maximum award approved for any executive has never exceeded $354,000. In determining an executive officer's maximum cash bonus opportunity, the Compensation Committee considers (i) the value that achieving specific performance targets will add to our shareholders, (ii) the degree of difficulty in achieving specific performance targets, and (iii) each of the other elements comprising the executive's total compensation. When calculating the cash bonus earned by an executive officer under the Cash Bonus Plan, the Compensation Committee may, in its sole discretion, exercise negative discretion to eliminate or reduce the size of a bonus if the Compensation Committee determines such action is appropriate but may not increase a bonus above the executive's maximum cash bonus actually earned based on achievement of the objective performance criteria. Further, the Compensation Committee is required to certify, prior to payment of a bonus under the Cash Bonus Plan, that the executive officer achieved the respective performance targets underlying the cash bonus. Under a policy adopted by the Compensation Committee in 2009, two-thirds of a Named Executive Officer's total cash bonus opportunity will be determined under the Cash Bonus Plan and one-third is subject to discretionary awards made by the Compensation Committee under the Discretionary Cash Bonus Program, after taking into account the recommendations of the CEO (except with respect to his own bonus) and such non-objective criteria described above.

Long-Term Incentives

On December 21, 2005, our shareholders approved and ratified our Amended and Restated 2003 Stock Option Plan, which on May 21, 2009, was amended and restated by our shareholders to, among other things, (i) rename the plan the "Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan," (ii) provide additional terms and administrative procedures applicable to restricted stock grants, and (iii) authorize the issuance of stock appreciation rights (the "2003 Equity Compensation Plan"). The 2003 Equity Compensation Plan is an equity compensation plan that we use to accomplish our compensation goals by providing our executive officers with long-term incentives. We also use the 2003 Equity Compensation Plan to align our executives' and shareholders' long-term interests by creating a strong, direct link between executive compensation and shareholder return.

The 2003 Equity Compensation Plan allows the Compensation Committee to link compensation to performance over a period of time by using equity-based awards, which often value a company's long-term prospects, and granting awards that have multiple-year vesting schedules. Awards with multiple-year vesting schedules, such as stock options or restricted stock unit grants, provide balance to the other elements of our compensation program that otherwise link compensation to annual performance. Awards with multiple-year vesting schedules incentivize executives to remain with us over an extended period of time. Thus, we believe the 2003 Equity Compensation Plan is an effective way of aligning the interests of our executive officers with those of our shareholders.

Under the 2003 Equity Compensation Plan, the Compensation Committee may grant stock options, restricted stock, or other forms of equity-based awards as forms of executive officer compensation. Historically, the Compensation Committee preferred granting stock option awards to our Named Executive Officers under the 2003 Equity Compensation Plan because the Committee believed that stock options had historically been an effective means of incentivizing our executive officers to work toward, and rewarding them for, increasing shareholder value. However, over the past several years the Compensation Committee has noted a trend among public companies toward some level of restricted stock and restricted stock unit grants. In 2009, the Compensation Committee approved a restricted stock unit grant program under the 2003 Equity Compensation Plan. In addition, the Compensation Committee believes that stock appreciation rights may have advantages in some circumstances. In the future, the Compensation Committee may draw upon all available types of awards in order to have a balanced and effective incentive plan.

The Compensation Committee considers several factors when determining the size of the award to our executive officers, including (i) the recommendations of our CEO (except as to his own awards); (ii) the value of the grant in relation to other elements of total compensation; (iii) the number and type of equity grants currently held by the executive; (iv) the number and type of awards granted to the executive in prior years; and (v) the executive's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance.

Other Compensation

We provide our Named Executive Officers with certain other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation program. We believe that these benefits generally allow our executives to work more efficiently. The costs of these benefits generally constitute only a small percentage of each executive's total compensation, with the exception being the air travel allowance for our CEO as described below. In setting the amount of these benefits, the Compensation Committee considers each executive's position and scope of responsibilities and all other elements comprising the executive's compensation.

Employee Benefits

Our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as our 401(k) Plan and medical, dental, and group life insurance plans, in each case on the same basis as our other employees.

Compensation Paid to Our Named Executive Officers

Compensation Paid to Our Chief Executive Officer

Mr. Kevin Knight has been our CEO since 1993 and has served as Chairman of the Board since 1999. Since Mr. Knight became our CEO, we have achieved considerable growth in revenue, earnings, and market value. We have been named to *Forbes Magazine's* list of the "200 Best Small Companies in America" for fifteen consecutive years and Mr. Knight has managed our growth and development during that time. In discussions with Mr. Knight, the Compensation Committee determined that the following items were most important to motivating continued performance from Mr. Knight, as the CEO: (i) a base salary that is commensurate with his level of responsibility and commitment to us, but not so high that it would undermine our cost-control culture; (ii) a significant amount of equity compensation to align Mr. Knight's compensation with increasing shareholder value; and (iii) a travel allowance that would permit use of private aircraft at Mr. Knight's discretion to manage our expansive geographic presence without unduly affecting his availability for business or his lifestyle. Mr. Knight does not participate in the determination of his own compensation. However, effective August 1, 2008, Mr. Knight voluntarily reduced his 2008 salary to $290,000 annually (from $590,000) based on the difficult operating environment in which we were operating during 2008 and his commitment to our financial performance. In 2009, Mr. Knight continued to voluntarily reduce his salary below the $590,000 level to $390,000 annually. Mr. Knight also voluntarily reduced his air travel allowance by $100,000, as discussed below.

For 2009, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under which Mr. Kevin Knight was eligible to receive a cash bonus of up to 60% of his base salary, two-thirds of which was to be paid under the Cash Bonus Plan (the "Bonus Plan Compensation") and one-third of which was to be paid under the Discretionary Cash Bonus Program based upon the Compensation Committee's evaluation of Mr. Knight's performance (the "Discretionary Bonus Compensation"). The percentage of salary assigned to Mr. Knight's potential bonus was based on the Compensation Committee's evaluation of (i) the magnitude of Mr. Knight's ability to impact corporate performance based on his responsibilities, (ii) the composition of Mr. Knight's total compensation package, including the fact that his salary remained constant between 2008 and 2009 and he made a voluntary reduction during 2009, and (iii) our long-term profitability and earnings goals. Mr. Knight's potential bonus as a percentage of his salary was greater than the other Named Executive Officer's because the Compensation Committee believed that, based upon his responsibilities, Mr. Knight had a greater ability to impact corporate performance than the other Named Executive Officers.

In connection with the maximum performance-based cash bonus opportunity described above, the Compensation Committee set performance targets related to earnings performance compared with earnings in 2008 and annual consolidated operating ratio (the "2009 Performance Targets"). One-third of the maximum bonus opportunity was tied to earnings targets and one-third was tied to achieving the target operating ratio. The 2009 Performance Target range for earnings targets was from 20% target bonus achievement at negative 7.5% change in earnings to 100% bonus target achievement at 2.5% earnings growth. The 2009 Performance Target for consolidated operating ratio was 87.0%. However, there was an override feature such that achievement of earnings per share growth for 2009 in excess of earnings per share for 2008 (as opposed to earnings targets) would result in 100% achievement of the 2009 Performance Targets. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2009 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2009 Performance Targets did not reflect any view of ours concerning earnings expectations for the year. The 2009 Performance Targets were recommended by Mr. Knight and approved by the Compensation Committee.

In addition to the 2009 Performance Targets and pursuant to the Discretionary Cash Bonus Program, the Compensation Committee also had the discretion to award Mr. Kevin Knight up to one-third of the cash bonus opportunity based upon, among other things, his leadership, ability to influence others, dedication, integrity, creativity, and the promotion of our business.

The Compensation Committee met in February 2010 to discuss and review the 2009 Performance Targets for Mr. Kevin Knight. The Committee reviewed the foregoing policies, our financial and operating performance, and the 2009 Performance Targets with Mr. Knight and the Chief Financial Officer. Due to the difficult economic and freight environment, the Compensation Committee determined that the 2009 Performance Targets were only partially achieved. Specifically, the Compensation Committee determined that the operating ratio target was achieved but the earnings target was not. Accordingly, the Compensation Committee determined that Mr. Knight could be awarded Bonus Plan Compensation. However, in recognition of the difficult operating conditions during 2009, Mr. Knight along with the other members of management recommended that the Compensation Committee use its negative discretion and not approve any Bonus Plan Compensation or Discretionary Bonus Compensation for Mr. Knight for 2009. The Compensation Committee adopted management's recommendation and directed that no Bonus Plan Compensation or Discretionary Bonus Compensation be paid to Mr. Knight for 2009.

On October 30, 2009, after considering Mr. Knight's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance, as described above, the Compensation Committee granted Mr. Knight 50,000 restricted stock units that will vest over a 13-year period.

During 2009, we also paid a pre-determined amount for the business-related air travel of Mr. Kevin Knight, in his role as our CEO. Mr. Knight used the allowance for all of his business-related air travel, whether commercial or charter. With over 30 locations across the United States and numerous acquisitions, investor, supplier, industry, and other destinations, Mr. Knight was, and continues to be, required to travel by air frequently to carry out his responsibilities. Some of this travel involved a personal component, although we believe the personal component is immaterial compared to the business-related travel. The Compensation Committee believes that the air travel allowance was reasonable because it enhances Mr. Knight's ability to carry out his responsibilities as CEO. The Compensation Committee also desired to avoid the complications of allocating business versus personal travel expenses on trips with more than one function. Thus, Mr. Knight's entire air travel allowance was included as compensation, with any excess being payable personally by him. In January 2009, Mr. Knight voluntarily reduced his annual air travel allowance by $100,000, from $250,000 to $150,000, in recognition of the difficult operating conditions. During 2009, Mr. Knight also received a cash vehicle allowance of approximately $18,000. Both the air travel allowance and the vehicle allowance are included in the "All Other Compensation" column of the Summary Compensation Table.

In 2009, in addition to providing medical, dental, and group life insurance to Mr. Kevin Knight, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of Mr. Knight. We report the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Paid to Our Other Named Executive Officers

For all Named Executive Officers, other than our CEO, the form and amount of compensation was recommended by the CEO. As discussed above, the Compensation Committee relied on the business experience of its members, the historical compensation levels of the Named Executive Officers, and its general understanding of compensation levels at public companies to determine that the CEO's recommendations with respect to the compensation levels and forms were appropriate for 2009. The form of compensation was substantially consistent with past years, with compensation consisting primarily of salary, cash bonus based on the achievement of certain financial and operating goals established through consultation with the Compensation Committee during the first quarter of the year, cash bonus based on certain subjective criteria, and equity compensation in the form of restricted stock units. For each of the Named Executive Officers, the Compensation Committee considered, among other things, our financial and operating results during 2008 and 2009, the duties and responsibilities of each executive, and the length of time each executive has been with us as further described in each executive's biography found herein.

Effective August 1, 2008, Messrs. Keith Knight and Gary Knight voluntarily reduced their salaries by $100,000 annually from $350,000 to $250,000 and $227,500 to $127,500, respectively, and Mr. Comen voluntarily reduced his salary by $25,000 annually from $265,000 to $240,000. Based on the difficult operating environment that continued during 2009 and their commitment to our financial performance, management recommended in May 2009 that salary reductions put in place in 2008 be continued until the economy improves. The Compensation Committee adopted management's recommendation and approved the continuation of existing salaries for our other Named Executive Officers at the present level and the voluntary salary reductions.

For 2009, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under which each of Messrs. Jackson, Gary Knight, and Comen was eligible to receive a cash bonus of up to 30% of his base salary and Mr. Keith Knight was eligible to receive a cash bonus of up to 40% of his base salary. Two-thirds of each Named Executive Officer's cash bonus was to be paid as Bonus Plan Compensation and one-third of each Named Executive Officer's cash bonus was to be paid as Discretionary Bonus Compensation based upon the Compensation Committee's evaluation of each Named Executive Officer's performance. The percentage of salary assigned to each Named Executive Officer was based on the CEO's recommendation and the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long-term profitability and earnings goals. The cash bonus opportunity (as a percentage of base salary) for each Named Executive Officer did not change for 2009 compared to 2008.

In connection with the performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to earnings performance compared with earnings in 2008 and annual consolidated operating ratio. One-third of the maximum bonus opportunity was tied to earnings targets and one-third was tied to achieving the target operating ratio. The 2009 Performance Target range for earnings targets was from 20% target bonus achievement at negative 7.5% change in earnings to 100% bonus target achievement at 2.5% earnings growth. The 2009 Performance Target for consolidated operating ratio was 87.0%. However, there was an override feature such that achievement of earnings per share growth for 2009 in excess of earnings per share for 2008 (as opposed to earnings targets) would result in 100% achievement of the 2009 Performance Targets. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2009 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2009 Performance Targets did not reflect any view of ours concerning earnings expectations for the year. The 2009 Performance Targets were recommended by the CEO and approved by the Compensation Committee.

In addition to the 2009 Performance Targets and pursuant to the Discretionary Cash Bonus Program, the Compensation Committee also had the discretion to award each Named Executive Officer, after taking into account the CEO's recommendations, up to one-third of the cash bonus opportunity based upon, among other things, the executive's leadership, ability to influence others, dedication, integrity, creativity, and the promotion of our business.

Although Randy Knight did not participate in the Cash Bonus Plan, he was eligible to receive Discretionary Bonus Compensation in 2009.

The Compensation Committee met in February 2010 to discuss and review the 2009 Performance Targets for the Named Executive Officers. The Compensation Committee reviewed the foregoing policies, our financial and operating performance, and the 2009 Performance Targets with the CEO. Due to the difficult economic and freight environment, the Compensation Committee determined the 2009 Performance Targets were only partially achieved. Specifically, the Compensation Committee determined that the operating ratio target was achieved but the earnings target was not. Accordingly, the Compensation Committee determined that Messrs. Keith Knight, Gary Knight, Jackson, and Comen could be awarded Bonus Plan Compensation. However, in recognition of the difficult operating conditions during 2009, management recommended that the Compensation Committee exercise negative discretion and not grant any Bonus Plan Compensation or Discretionary Bonus Compensation to the Named Executive Officers, including Randy Knight with respect to Discretionary Bonus Compensation. Accordingly, the Compensation Committee did not award Bonus Plan Compensation or Discretionary Bonus Compensation to the Named Executive Officers for 2009.

On October 30, 2009, after considering each executive's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance, the Compensation Committee granted (i) Mr. Jackson 45,000 restricted stock units, (ii) Mr. Keith Knight 45,000 restricted stock units, (iii) Mr. Gary Knight 30,000 restricted stock units, and (iv) Mr. Comen 30,000 restricted stock units. Each of the foregoing restricted stock unit grants will vest over a 13-year period.

Except for as described above with respect to the CEO, we did not pay for the personal air travel of any of our other executive officers, including our other Named Executive Officers. However, similar to our CEO, our other Named Executive Officers, excluding Randy Knight, receive a vehicle allowance or are provided a company vehicle. In 2009, in addition to providing medical, dental, and group life insurance to our Named Executive Officers, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of each Named Executive Officer, excluding Randy Knight. We report the vehicle allowance and the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Decisions with Respect to 2010

As of the date hereof Messrs. Kevin Knight, Keith Knight, Gary Knight, and Comen have continued their voluntary salary reductions that were effective in 2009 and Mr. Kevin Knight has continued his $100,000 voluntary reduction of his annual air travel allowance. As of the date hereof, Mr. Randy Knight's salary has remained at the level set in 2009.

For 2010, the Compensation Committee also approved maximum performance-based cash bonus opportunities under which (i) Mr. Kevin Knight is eligible to receive a cash bonus of up to 60% of his base salary; (ii) Mr. Keith Knight is eligible to receive a cash bonus of up to 40% of his base salary; and (iii) each of Messrs. Gary Knight, Jackson, and Comen is eligible to receive a cash bonus of up to 30% of his base salary. As in 2008 and 2009, the percentage of salary assigned to each Named Executive Officer is based on the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long term profitability and earnings goals. As in 2009, two-thirds of each Named Executive Officer's cash bonus will be paid under the Cash Bonus Plan and one-third will be paid under the Discretionary Cash Bonus Program based upon the CEO's recommendations and upon, among other things, the executive's leadership, ability to influence others, dedication, integrity, creativity, and the promotion of our business. Randy Knight will not participate in the performance-based cash bonus opportunities in 2010, but remains eligible to receive Discretionary Bonus Compensation.

In connection with the maximum performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to the change in earnings compared with earnings in 2009 and annual consolidated operating ratio (the "2010 Performance Targets"). One-third of the maximum bonus opportunity is tied to the change in earnings and one-third is tied to achieving the target operating ratio. The 2010 Performance Target range for earnings is from 20% target bonus achievement at a negative 5.0% change in earnings to 100% bonus target achievement at 5.0% earnings growth. The 2010 Performance Target for consolidated operating ratio is 87.5%. However, there is an override feature such that achievement of earnings per share for 2010 in excess of earnings per share for 2009 (as opposed to earnings targets) will result in 100% achievement of the 2010 Performance Targets. Given the economic and freight environment at the date the targets were adopted, the Compensation Committee viewed the 2010 Performance Targets as reflecting a range of performance that is achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2010 Performance Targets do not reflect any view of ours concerning earnings expectations for the year. The 2010 Performance Targets were recommended by the CEO and approved by the Compensation Committee.

Employment Agreements

We currently do not have any employment contracts, severance agreements, change-of-control agreements, or other arrangements with our executive officers, including our Named Executive Officers, that provide for payment or benefits to any executive officer at, following, or in connection with a change in control, a change in an executive officer's responsibilities, or an executive officer's termination of employment, including resignation, severance, retirement, or constructive termination.

Summary Compensation Table

The following table sets forth information concerning the total compensation for fiscal year 2009 awarded to, earned by, or paid to those persons who were, at December 31, 2009, (i) our Chief Executive Officer, (ii) our Chief Financial Officer, (iii) our three other most highly compensated executive officers with total compensation exceeding $100,000 for the fiscal year ended December 31, 2009, and (iv) Casey Comen, who would have been one of our three most highly compensated executive officers but for the fact that the Company determined that Mr. Comen was no longer an "executive officer" (as defined in the SEC regulations) at December 31, 2009 (collectively, the "Named Executive Officers").

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Aggregate Grant Date Fair Value of Option Awards(2) ($)	Aggregate Grant Date Fair Value of Restricted Stock Unit Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(4) ($)	Total ($)
Kevin P. Knight, Chairman and Chief Executive Officer	2009	374,231	-	-	802,000	-	178,939	1,355,170
	2008	463,077	8,000	464,250	-	118,000	246,175	1,299,502
	2007	590,000	-	378,900	-	45,000	218,840	1,232,740
David A. Jackson, Chief Financial Officer	2009	184,846	-	-	721,800	-	850	907,496
	2008	169,135	27,700	171,995	-	18,000	850	387,680
	2007	145,221	-	105,250	-	10,292	850	261,613
Keith T. Knight, Chief Operating Officer	2009	259,615	-	-	721,800	-	15,804	997,219
	2008	299,000	46,550	247,600	-	46,550	16,035	655,735
	2007	327,827	-	168,400	-	21,912	16,450	534,589
Gary Knight, Vice Chairman	2009	132,404	-	-	481,200	-	13,087	626,691
	2008	185,192	22,750	92,850	-	22,750	13,010	336,552
	2007	227,500	-	105,250	-	15,106	13,210	361,066
Randy Knight, Vice Chairman (5)	2009	117,231	-	-	-	-	-	117,231
Casey Comen, Vice President of Sales	2009	249,231	-	-	481,200	-	12,830	743,261
	2008	252,250	29,250	144,650	-	26,500	12,744	465,394
	2007	260,000	-	105,250	-	17,264	12,934	395,448

(1) Effective August 1, 2008, Messrs. Kevin Knight, Keith Knight, Gary Knight, and Comen voluntarily reduced their 2008 salaries at the annual rate of $300,000, $100,000, $100,000, and $25,000, respectively. These voluntary salary reductions continued in 2009 for Messrs. Kevin Knight, Keith Knight, Gary Knight, and Comen at the annual rate of $200,000, $100,000, $100,000, and $25,000, respectively.

(2) This column represents the grant date fair value of the stock options under FASB ASC 718 (formerly SFAS 123R) granted to the Named Executive Officers. The fair value was calculated using the Black Scholes value of approximately $5.18 for options granted on February 29, 2008, $6.19 for options granted on May 22, 2008, and $8.42 for options granted on May 24, 2007. The fair value of the option awards are accounted for in accordance with ASC 718. For additional information on the valuation assumptions, refer to note 8 of our financial statements in the Form 10-K for the year-ended December 31, 2009, as filed with the SEC. These amounts reflect our accounting expense to be recognized over the vesting period of the options awarded, and do not correspond to the actual value that will be recognized by the Named Executive Officers. No stock options were granted to our Named Executive Officers in 2009.

(3) This column represents the aggregate grant date fair value of restricted stock units ("RSUs") computed in accordance with FASB ASC Topic 718, which was $16.04 per share based on the market closing price of our stock on grant date of October 30, 2009. These amounts reflect our accounting expense to be recognized over the vesting period of the restricted stock units awarded, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

(4) See All Other Compensation Table for additional information.

(5) Mr. Randy Knight was not a Named Executive Officer during 2007 or 2008.

All Other Compensation Table

The following table describes, for 2009, each component of the "All Other Compensation" column in the Summary Compensation Table.

Name	Year	Perquisites and Other Personal Benefits[1] ($)	Contributions to Retirement and 401(k) Plans ($)	Total ($)
Kevin P. Knight	2009	178,089	850	178,939
David A. Jackson	2009	-	850	850
Keith T. Knight	2009	14,954	850	15,804
Gary Knight	2009	12,237	850	13,087
Randy Knight	2009	-	-	-
Casey Comen	2009	11,980	850	12,830

(1) This column represents the total amount of perquisites and other personal benefits provided to the Named Executive Officer, if the aggregate of such benefits were equal to or exceeded $10,000. For Mr. Kevin Knight, $159,615 of this amount represents cash air travel allowance and the remainder represents cash vehicle allowance. For each of the other Named Executive Officers, this amount includes compensation for cash vehicle allowance.

Narrative to Summary Compensation Table

See "Executive Compensation – Compensation Discussion and Analysis" for a complete description of our compensation plans pursuant to which the amounts listed under the Summary Compensation Table were paid or awarded and the criteria for such award or payment.

Grants of Plan-Based Awards

The following table sets forth information concerning each grant of an award made to our Named Executive Officers during 2009.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units Awarded	Aggregate Grant Date Fair Value of Stock Awards[2] ($)
Kevin P. Knight	10/30/2009	50,000[1]	802,000
David A. Jackson	10/30/2009	45,000[1]	721,800
Keith T. Knight	10/30/2009	45,000[1]	721,800
Gary Knight	10/30/2009	30,000[1]	481,200
Randy Knight	-	-	-
Casey Comen	10/30/2009	30,000[1]	481,200

(1) On October 30, 2009 we awarded restricted stock units to our Named Executive Officers. The restricted stock units will vest gradually over the following 13-year period: 5% will vest on January 31 of Year 2011 to Year 2015, 6% will vest on January 31, 2016, 7% will vest on January 31, 2017, 8% will vest on January 31, 2018, 9% will vest on January 31, 2019, 10% will vest on January 31, 2020, 11% will vest on January 31, 2011, and 12% will vest on January 31, 2022 and 2023.

(2) This column represents the aggregate grant date fair value of restricted stock units computed in accordance with FASB ASC Topic 718, which was $16.04 per share based on the market closing price of our stock on grant date of October 30, 2009. These amounts reflect our accounting expense to be recognized over the vesting period of the restricted stock units awarded, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

Narrative to Grants of Plan-Based Awards

See "Executive Compensation – Compensation Discussion and Analysis" for a complete description of (i) the performance targets related to payment of annual incentives, and (ii) the options that we awarded during the year.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning all outstanding equity grants held by our Named Executive Officers as of December 31, 2009. All outstanding equity awards are in shares of our Common Stock.

	Option Awards					Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested(2) (#)	Market Value of Shares or Units of Stock That Have Not Vested(3) ($)
Kevin P. Knight	08/06/2004	67,500	-	12.57	08/05/2014			
	08/19/2005	750,000	-	15.68	08/18/2015			
	05/24/2006	60,000	15,000	18.44	05/23/2016			
	05/24/2007	27,000	18,000	18.23	05/23/2017			
	05/22/2008	30,000	45,000	17.29	05/21/2018			
						10/30/2009	50,000	964,500
David A. Jackson	08/07/2003	788	788	11.44	08/06/2013			
	05/16/2005	15,000	-	15.53	05/15/2015			
	05/24/2006	12,000	3,000	18.44	05/23/2016			
	05/24/2007	7,500	5,000	18.23	05/23/2017			
	02/29/2008	-	9,304	14.79	02/27/2018			
	05/22/2008	8,000	12,000	17.29	05/21/2018			
						10/30/2009	45,000	868,050
Keith T. Knight	08/06/2004	22,500	-	12.57	08/05/2014			
	08/19/2005	30,000	-	15.68	08/18/2015			
	05/24/2006	24,000	6,000	18.44	05/23/2016			
	05/24/2007	12,000	8,000	18.23	05/23/2017			
	05/22/2008	16,000	24,000	17.29	05/21/2018			
						10/30/2009	45,000	868,050
Gary Knight	08/06/2004	22,500	-	12.57	08/05/2014			
	08/19/2005	22,500	-	15.68	08/18/2015			
	05/24/2006	12,000	3,000	18.44	05/23/2016			
	05/24/2007	7,500	5,000	18.23	05/23/2017			
	05/22/2008	6,000	9,000	17.29	05/21/2018			
						10/30/2009	30,000	578,700
Randy Knight	06/01/2005	750	-	16.81	05/31/2015			
	06/09/2005	750	-	15.30	06/08/2015			
	06/01/2006	1,000	-	19.61	05/31/2016			
Casey Comen	03/01/2005	15,000	-	18.09	02/28/2015			
	05/16/2005	3,000	4,500	15.53	05/15/2015			
	05/24/2006	10,000	-	18.44	05/23/2016			
	05/24/2007	12,500	-	18.23	05/23/2017			
	02/29/2008	-	10,000	14.79	02/27/2018			
	05/22/2008	15,000	-	17.29	05/21/2018			
						10/30/2009	30,000	578,700

(1) See Option Vesting Schedule below for the vesting date of options held at fiscal year end by the Named Executive Officers.

(2) Equity awards listed in this column represent restricted stock units awarded to our Named Executive Officers on Oct. 30, 2009. These restricted stock units will vest gradually over the following 13-year period: 5% will vest on January 31 of Year 2011 to Year 2015, 6% will vest on January 31, 2016, 7% will vest on January 31, 2017, 8% will vest on January 31, 2018, 9% will vest on January 31, 2019, 10% will vest on January 31, 2020, 11% will vest on January 31, 2011, and 12% will vest on January 31, 2022 and 2023.

(3) Market value of stock awards was based on the market closing price of our stock on December 31, 2009, which was $19.29 per share.

Letter to Shareholders

Proxy Statement

2009 Annual Report

Vesting Schedule Table

The following table describes the vesting schedule as of December 31, 2009, for each unexercisable option listed in the Outstanding Equity Awards at Fiscal Year-End Table.

Name	Option Grant Date	Option Awards Vesting Schedule
Kevin P. Knight	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each calendar quarter beginning March 2009.
David A. Jackson	08/07/2003	20% vests each year beginning August 7, 2006.
	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
	02/29/2008	20% vests each year beginning February 28, 2011.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each calendar quarter beginning March 2009.
Keith T. Knight	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each calendar quarter beginning March 2009.
Gary Knight	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each calendar quarter beginning March 2009.
Randy Knight		None
Casey Comen	05/16/2005	20% vests each year beginning May 16, 2008.
	02/29/2008	20% vests each year beginning February 28, 2011.

Option Exercises and Stock Vested

The following table sets forth information concerning stock option exercised during 2009 for our Named Executive Officers.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Kevin P. Knight	-	-
David A. Jackson[(1)]	21,675	197,343
Keith T. Knight	-	-
Gary Knight	-	-
Randy Knight	-	-
Casey Comen[(2)]	56,250	412,830

(1) Stock option exercise detail for David A. Jackson

Exercise Date	Grant Date	# of Options Exercised	Grant Price ($)	Market Price on Exercise Date ($)
05/29/2009	03/01/2001	5,063	4.40	17.80
05/29/2009	09/18/2001	3,375	4.89	17.80
05/29/2009	06/05/2002	3,375	8.44	17.80
05/29/2009	08/07/2003	2,362	11.44	17.80
05/29/2009	08/06/2004	7,500	12.57	17.80

(2) Stock option exercise detail for Casey Comen

Exercise Date	Grant Date	# of Options Exercised	Grant Price ($)	Market Price on Exercise Date ($)
08/04/09	03/01/04	56,250	11.03	18.37

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for fiscal 2009.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Donald A. Bliss	25,000	22,494	47,494
Michael Garnreiter	27,500	22,494	49,994
Richard J. Lehmann	22,500	22,494	44,994
G.D. Madden	22,500	22,494	44,994
Kathryn L. Munro	25,500	22,494	47,994

(1) This column represents the amount of cash compensation paid in 2009 for Board and committee service.

(2) This column represents the expense recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of stock awards granted to each non-employee director in 2009, in accordance with FASB ASC Topic 718 (formerly SFAS 123R). On May 29, 2009, each non-employee director received 1,268 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $17.74 per share. The shares awarded on May 29, 2009 are subject to certain holding and other restrictions.

Narrative to Director Compensation

The Board of Directors, upon the recommendation of our Compensation Committee, establishes the form and amount of compensation paid to our directors who are not 10% shareholders or our officers or employees ("Outside Directors"). In 2009, our Outside Directors received annual compensation of $45,000 payable 50% in cash and 50% in Common Stock. The number of shares issued on May 29, 2009, was determined by dividing the amount of the compensation subject to payment in Common Stock by the closing market price of our Common Stock on the date of the grant. The Common Stock was issued as stock grants under the Independent Director provision of our 2003 Equity Compensation Plan, which reserved 200,000 shares of our Common Stock for compensatory stock grants to Outside Directors, subject to certain adjustments.

No fees were paid for attendance at meetings during 2009; however, in addition to the $45,000 payable to the Outside Directors, the Chair of the Audit Committee received an annual fee of $5,000, the Chair of the Compensation Committee received an annual fee of $3,000, and the Chair of the Nominating and Corporate Governance Committee received an annual fee of $2,500.

Directors who are our employees or 10% shareholders do not receive compensation for Board or committee service. During 2009, we did, however, reimburse all directors for travel and other related expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 28, 2010, the number and percentage of outstanding shares of our Common Stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each Named Executive Officer and our directors, and by all of our directors and executive officers as a group. Share numbers and other information for FMR LLC and BlackRock, Inc. are based solely upon Schedules 13G and 13G/A filed with the SEC on February 16, 2010 for FMR LLC, and on January 29, 2010 for BlackRock Inc. We had outstanding 83,376,015 shares of Common Stock as of February 28, 2010.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[2] (%)
Kevin P. Knight[3]	6,209,853	7.4%
Gary J. Knight[4]	5,472,961	6.6%
Keith T. Knight[5]	5,885,509	7.0%
Randy Knight[6]	6,261,090	7.5%
Donald A. Bliss[7]	17,040	*
G.D. Madden[8]	45,450	*
Michael Garnreiter[9]	9,250	*
Kathryn L. Munro[10]	10,622	*
Richard J. Lehmann[11]	6,748	*
David A. Jackson[12]	29,875	*
Casey Comen[13]	55,500	*
FMR LLC[14]	6,819,869	8.2%
BlackRock, Inc.[15]	4,251,925	5.1%
All directors and executive officers as a group (11 persons)	24,003,898	28.7%

* Represents less than 1.0% of the outstanding Common Stock.

(1) The address of each Named Executive Officer and director is 5601 West Buckeye Road, Phoenix, AZ 85043. The address for FMR LLC is 82 Devonshire St., Boston, MA 02109. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(2) In accordance with applicable rules under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of Common Stock and underlying options that are currently exercisable or will be exercisable within 60 days from February 28, 2010. Shares of Common Stock underlying stock options that are currently exercisable or will be exercisable within 60 days from February 28, 2010, are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3) Includes: (a) 5,249,612 shares beneficially owned by Kevin P. Knight over which he and his wife, Sydney Knight, exercise sole voting and investment power pursuant to a revocable living trust; (b) 12,012 shares held by the Kevin P. Knight and Sydney B. Knight Family Foundation over which Kevin P. Knight and his wife, Sydney Knight, as officers of the Foundation, exercise sole voting and investment power on behalf of the Foundation; (c) 3,979 shares owned by a minor child who shares the same household; and (d) 944,250 shares covered by stock options granted to Kevin P. Knight that are currently exercisable or that will become exercisable within 60 days. Kevin P. Knight has pledged as security 2,898,617 of the shares that he beneficially owns.

(4) Includes: (a) 5,400,336 shares beneficially owned by Gary J. Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; and (b) 72,625 shares covered by a stock option granted to Gary J. Knight that is currently exercisable or that will become exercisable within 60 days. Gary J. Knight has pledged as security 1,632,911 of the shares that he beneficially owns.

(5) Includes: (a) 5,771,693 shares beneficially owned by Keith T. Knight over which he and his wife, Fawna Knight, exercise sole voting and investment power as trustees under a revocable trust agreement; (b) 1,119 shares beneficially owned by Keith T. Knight; (c) 1,119 shares beneficially owned by Fawna Knight; (d) 2,277 shares owned by minor children who share the same household; (e) 301 shares beneficially owned by minor grandchild which Keith retains control, and (f) 109,000 shares covered by a stock option granted to Keith T. Knight that is currently exercisable or that will become exercisable within 60 days. Keith T. Knight has pledged as security 2,698,941 of the shares that he beneficially owns.

(6) Includes: (a) 4,596,267 shares beneficially owned by Randy Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; (b) 1,662,323 shares held by a limited liability company for which Mr. Knight acts as manager and whose members include Mr. Knight and trusts for the benefit of his four children; and (c) 2,500 covered by stock options granted to Mr. Randy Knight that are currently exercisable or that will become exercisable within 60 days. Randy Knight has pledged as security 6,258,590 of the shares that he beneficially owns.

(7) Includes: (a) 14,540 shares beneficially owned by Donald A. Bliss over which he exercises sole voting and investment powers under a revocable trust agreement; and (b) 2,500 shares covered by stock options granted to Mr. Bliss that are currently exercisable or that will become exercisable within 60 days.

(8) Includes: (a) 41,425 shares held directly by G.D. Madden; (b) 400 shares not held directly by G.D. Madden, but for which he exercises voting control (these shares were purchased and reported by G.D. Madden in 2008 for four grandchildren (100 shares each), none of whom live with G.D. Madden); and (c) 3,625 shares covered by stock options granted to Mr. Madden that are currently exercisable or that will become exercisable within 60 days.

(9) Includes: 9,250 shares covered by stock options granted to Mr. Garnreiter that are currently exercisable or that will become exercisable within 60 days.

(10) Includes: (a) 4,372 shares held directly by Kathryn L. Munro; and (b) 6,250 shares covered by stock options granted to Ms. Munro that are currently exercisable or that will become exercisable within 60 days.

(11) Includes: (a) 3,248 shares held directly by Richard J. Lehmann; and (b) 3,500 shares covered by stock options granted to Mr. Lehmann that are currently exercisable or that will become exercisable within 60 days.

(12) Includes: 29,875 shares covered by stock options granted to David A. Jackson that are currently exercisable or that will become exercisable within 60 days.

(13) Includes: 55,500 shares covered by stock options granted to Casey Comen that are currently exercisable or that will become exercisable within 60 days.

(14) FMR has sole voting power over 202,320 shares. It has sole dispositive power of 6,819,869 shares. It has shared voting power and shared dispositive power over no shares.

(15) BlackRock has sole voting power over 4,251,925 shares and sole dispositive power over 4,251,925 shares. It has shared voting power and shared dispositive power over no shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee has established policies and procedures relating to the review and approval or ratification of any transaction, or any proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any "related person" (as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest, referred to as an "interested transaction." Upon review of the material facts of all interested transactions, the Audit Committee will either approve, ratify, or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the terms are arm's-length and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she, or his or her relative, is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party. During 2009, the following interested transactions were subject to such review and approval or ratification.

In 2009, the Company provided general business loans to US West Agriculture Exporters, LLC, a transportation company that transacts business with the Company's drayage operations, and in which Larry Knight is a 33% stockholder. Larry Knight is an employee of the Company and the brother of Kevin Knight, the Company's Chief Executive Officer, and Keith Knight, the Company's Chief Operating Officer. The largest aggregate amount of principal outstanding during 2009 was $4,998,478. The amount of principal paid during 2009 was $1,157,172 and the amount of interest paid during 2009 was $42,828. The loan balance and interest due from US West Agriculture Exporters, LLC at December 31, 2009 was $3,841,306 million and $103,488, respectively. All of the loans are currently due prior to July 31, 2010. The Company also performed transportation services for US West Agriculture Exporters, LLC in the ordinary course of business and subject to usual trade terms.

The Knight family has been involved in the transportation business for a number of years, and family members of Kevin Knight, Gary Knight, Keith Knight, and Randy Knight have been employed by us since our inception. The Knight family members are employed on the same terms and conditions as non-related employees. During 2009, we employed two individuals who were compensated in excess of $120,000 and are considered related persons under Item 404(a) of Regulation S-K. The aggregate total compensation paid to these two individuals in 2009 was $337,821. Based on the fact that these two individuals are employed on the same terms and conditions as non-related employees, the Audit Committee ratified these transactions. We also employed six other related persons during 2009, none of whom received compensation in excess of $120,000.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Interlocks and Insider Participation" for a description of transactions between us and members of our Compensation Committee or their affiliates.

PROPOSAL NO. 2 – RE-APPROVAL OF 2005 EXECUTIVE CASH BONUS PLAN IN ACCORDANCE WITH SECTION 162(m) OF THE INTERNAL REVENUE CODE

Background

The Knight Transportation, Inc. 2005 Executive Cash Bonus Plan (the "Cash Bonus Plan") is being submitted for shareholder re-approval to meet the requirement under Section 162(m) of the United States Internal Revenue Code, as amended, and the regulations and interpretations promulgated thereunder ("Section 162(m)"). Under Section 162(m), the Company's federal income tax deductions for certain compensation paid to "covered employees" (defined to mean the Company's Chief Executive Officer and the four highest compensated officers for the taxable year, other than the Chief Executive Officer) is limited to $1 million per taxable year. Section 162(m), however, exempts from the deductibility limit compensation that qualifies as "performance-based compensation," which is defined as compensation payable solely on account of the attainment of one or more performance goals established by a committee of outside directors and disclosed and approved by the Company's shareholders.

On August 19, 2005, the Compensation Committee of the Company's Board of Directors, composed entirely of outside directors meeting the requirements of Section 162(m) of the Code, adopted the Cash Bonus Plan. The Cash Bonus Plan was later approved by our shareholders at a special meeting of the shareholders of the Company held on December 21, 2005. The Cash Bonus Plan is intended to provide annual incentives to certain senior executive officers in a manner designed to reinforce the Company's performance goals; to link a significant portion of participants' compensation to the achievement of such goals; and to continue to attract, motivate, and retain key executives on a competitive basis, while seeking to preserve for the benefit of the Company, to the extent practicable, the associated federal income tax deduction for payments of qualified "performance-based" compensation.

Under Section 162(m), the Cash Bonus Plan must be submitted for shareholder re-approval every five years in order to qualify bonuses paid under the Cash Bonus Plan as "performance-based" and deductible to the Company for purposes of Section 162(m). Upon receipt of shareholder re-approval, the Compensation Committee believes it will continue to be able to award cash bonuses in a manner that qualifies as performance-based compensation under Section 162(m). If our shareholders fail to re-approve the Cash Bonus Plan, any compensation paid under the Cash Bonus Plan in the future would not meet the conditions for tax deductibility under Section 162(m).

The following description of the Cash Bonus Plan is qualified in its entirety by reference to the full text of the Cash Bonus Plan, which is attached hereto as Appendix A.

Summary of Cash Bonus Plan

Eligibility. The participants in the Cash Bonus Plan will be those key executives who are designated by the Compensation Committee to participate in the Cash Bonus Plan from time to time. The Compensation Committee reserves the right to establish alternative incentive compensation arrangements for otherwise eligible executives if it determines that it would be in the best interests of the Company and its shareholders to do so, even if the result is a loss of deductibility for certain compensation payments.

Business criteria upon which performance goals will be based. Specific performance goals for participating executives will be selected from among the business criteria described below. These goals must be established for each participant by the Compensation Committee prior to the 91st day of each performance period, but no later than the expiration of the first 25% of a performance period having a duration of less than one year for determining the participant's business criteria target.

Under the Cash Bonus Plan, the Compensation Committee must set one or more performance goals for each participant for each year, which goals shall be based on the attainment of specified levels of one or any variation or combination of the following: revenues (including, without limitation, measures such as revenue per mile (loaded or total) or revenue per tractor), net revenues, fuel surcharges, accounts receivable collection or days sales outstanding, measures based on the Company's "economic engine" identified from time-to-time in the Company's strategic plan, cost reductions and savings (or limits on cost increases), safety and claims (including, without limitation, measures such as accidents per million miles and number of significant accidents), operating income, operating ratio, income before taxes, net income, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted net income, earnings per share, adjusted earnings per share, stock price, working capital measures, return on assets, return on revenues, debt-to-equity or debt-to-capitalization (in each case with or without lease adjustment), productivity and efficiency measures (including, without limitation, measures such as driver turnover, trailer to tractor ratio, and tractor to non-driver ratio), cash position, return on shareholders' equity, return on invested capital, cash flow measures (including, without limitation, free cash flow), market share, shareholder return, economic value added, number of operations centers, number of new operations centers, or completion of acquisitions (either with or without specified size). In addition, the Compensation Committee may establish, as an additional performance measure, the attainment by a participant in the Cash Bonus Plan of one or more personal objectives and/or goals that the Compensation Committee deems appropriate, including, but not limited to, implementation of company policies, negotiation of significant corporate transactions, development of long-term business goals or strategic plans for the Company, or the exercise of specific areas of managerial responsibility. The Compensation Committee will not have discretion to increase bonus amounts over the level determined by application of the performance goal formula(s) and will be required to certify, prior to payment, that the performance goals underlying the bonus payments have been satisfied. The performance goals set by the Compensation Committee may be expressed on an absolute and/or relative basis, and may include comparisons with the past performance of the Company (including one or more divisions thereof, if any) and/or the current or past performance of other companies.

The measures used in performance goals set under the Cash Bonus Plan shall be determined in a manner consistent with U.S. generally accepted accounting principles ("GAAP") and in a manner consistent with the methods of reporting used in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, without regard, however, to special, unusual, or non-recurring items or events, items related to the disposal or acquisition of a business, or changes in accounting principles or law, except as may otherwise be determined by the Compensation Committee. To the extent that any objective performance goals are expressed using any earnings or revenue-based measures that require deviations from GAAP, such deviations will be at the discretion of the Compensation Committee.

Benefits under the Cash Bonus Plan. In general, the benefits under the Cash Bonus Plan will consist of a cash bonus payable to participants provided the performance goals established by the Compensation Committee are met (and, if met, the extent to which such goals are met). The bonus opportunity for each participant under the Cash Bonus Plan each performance period will be related by a specific formula to the participant's base salary at the start of such performance period, provided that the maximum bonus paid under the plan to any individual in respect of any year shall not exceed $2 million.

Administration of the Cash Bonus Plan. The Cash Bonus Plan will be administered by the Compensation Committee, which at all times shall be composed solely of at least two directors who are "outside directors" within the meaning of Section 162(m). All determinations of the Compensation Committee with respect to the Cash Bonus Plan will be in its discretion and be binding. The expenses of administering the Cash Bonus Plan will be borne by the Company.

Power to amend or terminate the Cash Bonus Plan. The Board of Directors may at any time terminate or suspend the Cash Bonus Plan or revise it in any respect, provided that (i) no amendment shall be made which would cause bonuses payable under the plan to fail to qualify for the exemption from the limitations of Section 162(m) of the Code and (ii) no such action shall adversely affect a participant's rights under the Cash Bonus Plan with respect to bonus arrangements agreed to by the Company and the participant, pursuant to a written agreement or otherwise, before the date of such action, without the consent of the participant.

Plan Benefits

Because the Compensation Committee sets performance goals, targets, and related maximum bonus opportunities annually, future amounts payable under the Cash Bonus Plan are not determinable at this time. Actual amounts will depend on the size of the awards and on the Company's actual performance over the performance period of the awards. *See* "Compensation Discussion and Analysis – Compensation Decisions with Respect to 2010" on page II-19 for a description of the performance-based bonus criteria for 2010 established by the Compensation Committee for Named Executive Officers pursuant to the Cash Bonus Plan. The Compensation Committee exercised its negative discretion and did not award any bonuses under the Cash Bonus Plan for 2009.

Recommendation of the Board of Directors

The Compensation Committee has re-approved the Cash Bonus Plan, subject to shareholder approval, with certain technical amendments to comply with recent revenue rulings with respect to Section 162(m). Specifically, Section 5.5 of the Cash Bonus Plan was amended to limit the events in which the Compensation Committee can exercise discretion to determine amounts payable under the Cash Bonus Plan. The Compensation Committee believes that it is in the best interests of the Company and its shareholders to re-approve the Cash Bonus Plan, in the form attached hereto as Appendix A, in order to attract, retain, and motivate key employees and in order to achieve maximum tax deductibility of the compensation costs associated with the Cash Bonus Plan. The affirmative vote of a majority of the shares of Common Stock voting on this proposal is required for approval of the Cash Bonus Plan. Under applicable regulations, if the Cash Bonus Plan is approved, it may remain in effect without further shareholder approval until the annual meeting of shareholders in 2015, unless shareholder approval is required prior thereto in connection with an amendment of the Cash Bonus Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RE-APPROVAL OF THE CASH BONUS PLAN.

PROPOSAL NO. 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Deloitte & Touche LLP ("Deloitte & Touche") to serve as our principal independent registered public accounting firm for fiscal year 2010. Deloitte & Touche also served as our principal independent registered public accounting firm in fiscal year 2008 and 2009. At the Annual Meeting, our shareholders are being asked to ratify the appointment of Deloitte & Touche as our independent registered public accounting firm for fiscal year 2010. A representative of Deloitte & Touche is expected to be present at the Annual Meeting and to be available to respond to appropriate questions, and such representative will have an opportunity to make a statement at the Annual Meeting if he or she desires to do so.

Approval by our shareholders of the appointment of our independent registered public accounting firm is not required by law, any applicable NYSE rule, or by our organizational documents, but the Board of Directors is submitting this matter to our shareholders for ratification as a corporate governance practice. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment and retention of the independent registered public accounting firm.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte & Touche billed us the following amounts for services provided in the following categories for the fiscal years ended December 31, 2009 and 2008, respectively:

	Fiscal Year 2009	Fiscal Year 2008
Audit Fees(1)	$560,907	$589,173
Audit-Related Fees(2)	-	-
Tax Fees(3)	9,178	-
All Other Fees(4)	2,000	-
Total	$572,085	$589,173

(1) "Audit Fees" represents the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements and the review of financial statements included in our quarterly reports on Form 10-Q, or services that are normally provided by Deloitte & Touche LLP in connection with statutory or regulatory filings or engagements for those fiscal years.

(2) "Audit-Related Fees" represents the aggregate fees billed, other than Audit Fees, for assurance and related services by Deloitte & Touche LLP that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. We were not billed for any Audit-Related Fees in 2009 or 2008.

(3) "Tax Fees" represents the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for tax compliance, tax advice, and tax planning.

(4) "All Other Fees" represents the aggregate fees billed for products and services provided by Deloitte & Touche LLP, other than Audit Fees, Audit-Related Fees, and Tax Fees.

Letter to Shareholders
Proxy Statement
2009 Annual Report

Our Audit Committee maintains a policy pursuant to which it pre-approves all audit, audit-related, tax, and other permissible non-audit services provided by our principal independent registered public accounting firm in order to assure that the provision of such services is compatible with maintaining the accounting firm's independence. Under this policy, the Audit Committee pre-approves, on an annual basis, specific types or categories of engagements constituting audit, audit-related, tax, or other permissible non-audit services to be provided by the principal independent registered public accounting firm. Pre-approval of an engagement for a specific type or category of services generally is provided for up to one year and typically is subject to a budget comprised of a range of anticipated fee amounts for the engagement. Management and the independent registered public accounting firm are required to periodically report to the Audit Committee regarding the extent of services provided by the accounting firm in accordance with the annual pre-approval and the fees for the services performed to date. If management believes that a new service, or the expansion of a current service, provided by the principal independent registered public accounting firm is necessary or desirable then such new or expanded services are presented to the Audit Committee for its review and approval prior to the engagement of the independent registered public accounting firm to render such services. No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the *de minimus* exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C) of Regulation S-X during the fiscal year ended December 31, 2009.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in our proxy materials relating to the 2011 Annual Meeting of Shareholders, shareholder proposals intended to be presented at that meeting must be received in writing by us on or before December 10, 2010. However, if the date of the 2011 Annual Meeting of Shareholders is more than thirty days before or after May 20, 2011, then the deadline for submitting any such shareholder proposal for inclusion in the proxy materials relating to the 2011 Annual Meeting of Shareholders shall be a reasonable time before we begin to print or mail such proxy materials. The inclusion of any such shareholder proposals in such proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act, including Rule 14a-8.

We must receive in writing any shareholder proposals intended to be considered at our 2011 Annual Meeting of Shareholders, but not included in our proxy materials relating to that meeting, by February 23, 2011. Pursuant to Rule 14(a)-4(c)(1) under the Exchange Act, the proxy holders designated by an executed proxy in the form accompanying our 2010 proxy statement will have discretionary authority to vote on any shareholder proposal that is considered at the Annual Meeting, but not received on or prior to the deadline described above.

All shareholder proposals should be sent via certified mail, return receipt requested, and addressed to David A. Jackson, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee" on page II-9 for information regarding how shareholders can recommend director candidates for consideration by the Nominating and Corporate Governance Committee.

OTHER MATTERS

The Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matters are properly brought before the Annual Meeting or any adjournment thereof, the proxy holders named in the accompanying form of proxy will have discretionary authority to vote proxies on such matters in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with their judgment, unless the person executing any such proxy indicates that such authority is withheld.

Knight Transportation, Inc.



Kevin P. Knight
Chairman of the Board and Chief Executive Officer

April 9, 2010

APPENDIX A

KNIGHT TRANSPORTATION, INC.
2005 EXECUTIVE CASH BONUS PLAN

ARTICLE I
PURPOSE

The purpose of the Plan is to provide annual incentives to certain officers and employees of the Company in a manner designed to reinforce the Company's performance goals; to link a significant portion of participants' compensation to the achievement of such goals; and to continue to attract, motivate, and retain key executives on a competitive basis, while seeking to preserve for the benefit, to the extent practicable, a tax deduction by the Company for payments of incentive compensation to such officers and employees through payment of qualified "performance-based" compensation within the meaning of Section 162(m)(4)(C) of the Code.

ARTICLE II
DEFINITIONS

The following terms have the meanings indicated unless a different meaning is clearly required by the context:

2.1. "Board of Directors" means the Board of Directors of the Company.

2.2. "Code" means the Internal Revenue Code of 1986, as amended.

2.3. "Committee" means the Compensation Committee of the Board of Directors or a subcommittee thereof. The Committee at all times shall be composed of at least two (2) directors of the Company, each of whom shall be "outside directors" within the meaning of Section 162(m) of the Code and Treas. Reg. 1.162-27.

2.4. "Company" means Knight Transportation, Inc. and its subsidiaries.

2.5. "Negative Discretion" means the discretion authorized by the Plan to be applied by the Committee in determining the size of bonus amounts for a performance period if, in the Committee's sole judgment, such application is appropriate. Negative Discretion may only be used by the Committee to eliminate or reduce the size of a bonus amount. In no event shall any discretionary authority granted to the Committee by the Plan, including, but not limited to Negative Discretion, be used to: (a) grant bonus amounts for a performance period if the performance goal formula(s) for such performance period have not been attained under the applicable performance goal formula(s); or (b) increase bonus amounts over the level determined by application of the performance goal formula(s).

2.6. "Participant" means an individual who participates in the Plan pursuant to Section 3.1

2.7. "Plan" means this Knight Transportation, Inc. 2005 Executive Cash Bonus Plan, as amended from time to time.

ARTICLE III
PARTICIPATION

Participants in the Plan are those officers and employees of the Company who are designated by the Committee to participate in the Plan from time to time.

ARTICLE IV
PERFORMANCE GOALS

4.1. With respect to the Company's fiscal year ending December 31, 2005, the Committee may grant an award under the Plan for any portion of the period beginning January 1, 2005, and ending December 31, 2005, and shall set one (1) or more objective or non-objective performance goals for each Participant for such performance period. Prior to the ninety-first (91st) day of each subsequent fiscal year of the Company, but no later than the expiration of the first twenty-five percent (25%) of any performance period of less than one (1) year, the Committee shall set one (1) or more objective performance goals for each Participant for such year or period, as the case may be. Such goals shall be expressed in terms of the attainment of specified levels of one (1) or any variation or combination of the following: revenues (including, without limitation, measures such as revenue per mile (loaded or total) or revenue per tractor), net revenues, fuel surcharges, accounts receivable collection or days sales outstanding, measures based on the Company's "economic engine" identified from time-to-time in the Company's strategic plan, cost reductions and savings (or limits on cost increases), safety and claims (including, without limitation, measures such as accidents per million miles and number of significant accidents), operating income, operating ratio, income before taxes, net income, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted net income, earnings per share, adjusted earnings per share, stock price, working capital measures, return on assets, return on revenues, debt-to-equity or debt-to-capitalization (in each case with or without lease adjustment), productivity and efficiency measures (including, without limitation, measures such as driver turnover, trailer to tractor ratio, and tractor to non-driver ratio), cash position, return on shareholders' equity, return on invested capital, cash flow measures (including, without limitation, free cash flow), market share, shareholder return, economic value added, number of operations centers, number of new operations centers, or completion of acquisitions (either with or without specified size). In addition, the Committee may establish, as an additional performance measure, the attainment by a participant in the Cash Bonus Plan of one or more personal objectives and/or goals that the Committee deems appropriate, including but not limited to implementation of Company policies, negotiation of significant corporate transactions, development of long-term business goals or strategic plans for the Company, or the exercise of specific areas of managerial responsibility. Each goal may be expressed on an absolute and/or relative basis with respect to one or more peer group companies or indices, may include comparisons with past performance of the Company (including one or more divisions thereof, if any) and/or the current or past performance of other companies.

4.2. Except as otherwise provided herein, the measures used in performance goals set under the Plan shall be determined in accordance with generally accepted accounting principles ("GAAP") and in a manner consistent with the methods used in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, without regard, however, to any of the following unless otherwise determined by the Committee consistent with the requirements of Section 162(m)(4)(C) of the Code and the regulations thereunder:

(a) all items of gain, loss, or expense for the fiscal year that are related to special, unusual or non-recurring items, events or circumstances affecting the Company or the financial statements of the Company;

(b) all items of gain, loss, or expense for the fiscal year that are related to (i) the disposal of a business or discontinued operations or (ii) the operations of any business acquired by the Company during the fiscal year; and

(c) all items of gain, loss, or expense for the fiscal year that are related to changes in accounting principles or to changes in applicable law or regulations.

4.3. To the extent any performance goals are expressed using any earnings or revenue-based measures that require deviations from GAAP, such deviations shall be at the discretion of the Committee.

4.4. Following the completion of a performance period, the Committee shall meet to review and certify in writing whether, and to what extent, the performance goal formula(s) for the performance period have been achieved and, if so, to also calculate and certify in writing the bonus amounts earned for the period based upon such performance goal formula(s). The Committee shall then determine the actual size of each Participant's bonus amount for the performance period and, in so doing, shall apply Negative Discretion, if and when it deems appropriate.

4.5. In determining the actual size of each Participant's bonus amount for a performance period, the Committee may reduce or eliminate the amount of the bonus earned under the performance goal formula(s) for the performance period through the use of Negative Discretion, if in its sole judgment, such reduction or elimination is appropriate.

4.6. No Participant shall have any vested right or claim of any kind to participate in or receive any bonus under the Plan unless and until the Committee has (a) certified that the performance goal formula(s) for the performance period have been achieved, (b) calculated and certified in writing the bonus amounts earned for the period based upon such performance goal formula(s); and (c) determined the actual size of such Participant's bonus amount bonus in accordance with this Article IV.

ARTICLE V
BONUS AWARDS

5.1. At the time that annual performance goals are set for Participants, the Committee shall establish a maximum award opportunity for each Participant for the performance year or any period of less than one (1) year. The maximum award opportunity shall be related to the Participant's base salary at the start of the performance year or such other period by a formula that takes account of the degree of achievement of the goals set for the Participant.

5.2. The maximum award paid to a Participant in respect of a particular fiscal year shall in no event exceed $2 million.

5.3. Bonuses determined under the Plan shall be paid to Participants in cash within two and one-half (2 1/2) months after the end of the performance period for which such bonuses are earned; provided, however, that no such payment shall be made until the Committee has certified (in the manner prescribed under applicable regulations under Section 162(m) of the Code) that the performance goals and any other material terms related to the award were in fact satisfied; and provided further that the timing of any such payment may be deferred pursuant to an agreement between the Company and a Participant.

5.4. In the event of the death of a Participant after the end of a fiscal year and prior to any payment otherwise required pursuant to Section 5.3 hereof, such payment shall be made to the designated beneficiary of the Participant or, if no beneficiary shall have been designated, the representative of the Participant's estate.

5.5. The Committee shall have the absolute discretion to determine amounts payable under the Plan in the event of the death or disability of a Participant during a fiscal year. Such discretion shall include, without limitation, the right to award a pro-rated bonus to a Participant for the fiscal year in which death or disability occurs.

5.6. The right of a Participant or of any other person to any payment under the Plan shall not be assigned, transferred, pledged, or encumbered in any manner, and any attempted assignment, transfer, pledge, or encumbrance shall be null and void and of no force or effect.

ARTICLE VI
ADMINISTRATIVE PROVISIONS

6.1. The Plan shall be administered by the Committee. The Committee shall have full, exclusive, and final authority in all determinations and decisions affecting the Plan and Participants, including sole authority to interpret and construe any provision of the Plan, to adopt such rules and regulations for administering the Plan as it may deem necessary or appropriate under the circumstances, and to make any other determination it deems necessary or appropriate for the administration of the Plan. Decisions of the Committee shall be final and conclusive, and binding on all parties. All expenses of the Plan shall be borne by the Company.

6.2. No member of the Committee shall be liable for any action, omission, or determination relating to the Plan, and the Company shall indemnify and hold harmless each member of the Committee and each other director or employee of the Company or its affiliates to whom any duty or power relating to the administration or interpretation of the Plan has been delegated against any cost or expense (including counsel fees, which fees shall be paid as incurred) or liability (including any sum paid in settlement of a claim with the approval of the Committee) arising out of or in connection with any action, omission, or determination relating to the Plan, unless, in each case, such action, omission, or determination was taken or made by such member, director, or employee in bad faith and without reasonable belief that it was in the best interests of the Company.

ARTICLE VII
MISCELLANEOUS

7.1 The Plan was adopted by the Board of Directors effective August 19, 2005, and will be effective commencing with bonuses payable in respect of the Company's fiscal year ending December 31, 2005.

7.2. The Board of Directors may at any time amend the Plan in any fashion or terminate or suspend the Plan, provided that (a) no amendment shall be made which would cause bonuses payable under the Plan to fail to qualify for the exemption from the limitations of Section 162(m) of the Code provided in Section 162(m)(4)(C) of the Code and (b) no such action shall adversely affect a Participant's rights under the Plan with respect to bonus arrangements agreed to by the Company and the Participant, pursuant to a written agreement or otherwise, before the date of such action, without the consent of the Participant.

7.3. The Plan shall be governed by and construed in accordance with the internal laws of the State of Arizona applicable to contracts made, and to be wholly performed, within such State, without regard to principles of choice of laws. After December 31, 2005, the Plan shall be construed and administered in such a manner as will cause bonuses payable under the Plan to qualify, to the extent practicable, for the exemption from the limitations of Section 162(m) of the Code provided in Section 162(m)(4)(C) of the Code and in the rules and regulations promulgated thereunder.

7.4. All amounts required to be paid under the Plan shall be subject to any required federal, state, local, and other applicable withholdings or deductions.

7.5. Nothing contained in the Plan shall confer upon any Participant or any other person any right with respect to the continuation of employment by the Company or interfere in any way with the right of the Company at any time to terminate such employment or to increase or decrease the compensation payable to the Participant from the rate in effect at the commencement of a fiscal year or to otherwise modify the terms of such Participant's employment. No person shall have any claim or right to participate in or receive any award under the Plan for any particular fiscal year or any part thereof.

7.6. The Company's obligation to pay a Participant any amounts under the Plan shall be subject to setoff, counterclaim or recoupment of amounts owed by a Participant to the Company.

7.7. Subject to the right of a party to seek injunctive relief, as provided herein (which right shall not be subject to arbitration), if a dispute arises out of or related to the Plan or any benefit or bonus payable under the Plan, the dispute shall be referred to arbitration in accordance with the National Rules for Resolution of Employment Disputes (including Mediation and Arbitration Rules) of the American Arbitration Association ("AAA") (the "Employment Dispute Rules"). Arbitration shall occur in Phoenix, Arizona. A dispute subject to the provisions of this Section 7.7 will exist if either party notifies the other party in writing that a dispute subject to arbitration exists and states, with reasonable specificity, the issue subject to arbitration (the "Arbitration Notice"). The parties agree that, after the issuance of the Arbitration Notice, the parties will try in good faith to resolve the dispute by mediation in accordance with the Employment Dispute Rules between the date of the issuance of the Arbitration Notice and the date the dispute is set for arbitration. If the dispute is not settled by the date set for arbitration, then any controversy or claim arising out of the Plan shall be resolved by binding arbitration and judgment upon any award rendered by arbitrator(s) may be entered in a court having jurisdiction. If only one person is serving as mediator or arbitrator under the Plan, he or she shall be an attorney who has at least ten (10) years experience in employment or labor law (or if a panel of three arbitrators is selected, at least two of the three arbitrators shall be attorneys who have at least ten (10) years experience in employment or labor law), unless the parties agree otherwise. Arbitrators shall be selected in accordance with the selection procedures of the AAA. Payment of mediators' or arbitrators' fees and costs, shall be paid initially by the Company, but shall be subject to recovery if the Company is the prevailing party. If any claim or dispute involves an amount in excess of Five Hundred Thousand Dollars ($500,000.00), either party may require that the matter be heard by a panel of three (3) arbitrators; otherwise, all matters subject to arbitration shall be heard and resolved by a single arbitrator. The arbitrator shall have the same power to compel the attendance of witnesses and to order the production of documents or other materials and to enforce discovery as could be exercised by a judge of the Superior Court of the State of Arizona under the Arizona Rules of Civil Procedure; provided that such discovery shall be concluded within one hundred twenty (120) days after the date the arbitration proceedings commence (excluding any period the parties are in mediation). The Company agrees, and each Participant shall be deemed to agree by his or her participation in the Plan, that this Section 7.7 is subject to the Federal Arbitration Act (9 U.S.C. § 1, et seq. (the "Act")) for purposes of determining the validity and enforceability of this arbitration provision and the Act's preemption of any contrary provision of state law which might otherwise render the agreement to arbitrate unenforceable. The Company agrees, and each Participant shall be deemed to agree by his or her participation in the Plan, that the Act shall be applicable and expressly intend that all disputes or other matters arising under this Agreement (other than as expressly excepted herein) shall be subject to arbitration, under the Act, without regard to any contrary law. The Company agrees, and each Participant shall be deemed to agree by his or her participation in the Plan, voluntarily and knowingly to waive any right to object to arbitration under this Agreement. Any arbitrator shall, except for application of the Act, which the Company agrees, and each Participant shall be deemed to agree by his or her participation in the Plan, shall be applicable for the purpose of determining the validity and enforceability of this agreement to arbitrate, apply the substantive law of the State of Arizona and any applicable federal law. The arbitrator shall have the same power to grant any relief or remedy as a judge of the Superior Court of the State of Arizona could grant. Arbitration shall not be required of any party who seeks a temporary restraining order, preliminary injunction or other equitable relief in order to preserve the *status quo* or prevent irreparable harm from occurring. The Company agrees, and each Participant shall be deemed to agree by his or her participation in the Plan, that arbitration is a material provision of this Agreement and is agreed to in consideration of the benefits provided herein. The Company agrees, and each Participant shall be deemed to agree by his or her participation in the Plan, that no award may be made under this Agreement based on any claim for punitive, exemplary or consequential damages.


KNIGHT
TRANSPORTATION
Your Hometown National Carrier℠

2009 ANNUAL REPORT TO OUR SHAREHOLDERS

This 2009 Annual Report to our Shareholders contains an overview of Knight Transportation's business, as well as information regarding Knight Transportation's operations during fiscal year 2009 and other information that our shareholders may find useful. Our 2009 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission on March 1, 2010. Please note, however, that the 2009 Annual Report on Form 10-K is not incorporated by reference into this 2009 Annual Report.

BUSINESS

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth below. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

References in this Annual Report to "we," "us," "our," "Knight," or the "Company" or similar terms refer to Knight Transportation, Inc. and its consolidated subsidiaries.

General

We are a truckload carrier headquartered in Phoenix, Arizona. The transportation services we provide are asset-based dry van truckload carrier services, temperature-controlled truckload carrier services, and drayage activities between ocean ports or rail ramps and shipping docks, along with non-asset-based brokerage services, both on highway and rail. Through our asset-based and non-asset-based capabilities we are able to transport, or can arrange for the transportation of, general commodities for customers throughout the United States. We generally focus our dry van operations on regional short-to-medium lengths of haul. Our temperature-controlled centers operate in larger geographic areas with longer lengths of haul as compared to our dry van operations. As of December 31, 2009, we operated 35 asset-based service centers (consisting of 29 dry van/drayage service centers and six temperature-controlled service centers) and 12 non-asset-based brokerage branches. Our brokerage branches enable us to expand our customer service offerings by providing the non-asset-based capability of arranging with other carriers to haul our customers' freight when the shipments do not fit our asset-based model. The main factors that affect our results are the number of tractors we operate, our revenue per tractor (which includes primarily our revenue per total mile and our number of miles per tractor), and our ability to control our costs.

We have two reportable segments comprising of an asset-based segment and a non-asset-based segment. Our asset-based segment includes our dry van, temperature-controlled, and drayage operations, which are geographically diversified but have similar economic and other relevant characteristics, as they all provide truckload carrier services of general commodities to a similar class of customers. As a result, we have determined that it is appropriate to aggregate these operating segments into one reportable segment consistent with the guidance in Accounting Standards Codification ("ASC") Sub-Topic 280-10, Segment Reporting. Our non-asset-based segment consists of our brokerage operations, which we have determined qualifies as a reportable segment under ASC 280-10 Segment Reporting. However, because its results of operations are not material to our consolidated financial statements as a whole, we have not presented separate financial information for this segment. For the year ended December 31, 2009, the non-asset-based segment accounted for 5.7% of our consolidated revenue, 2.4% of our consolidated net income, and 1.1% of our consolidated assets. Brokerage revenue, including intercompany transactions and fuel surcharge, was $37.2 million, $41.0 million, and $29.0 million for the years ended December 31, 2009, 2008, and 2007, respectively. Net income for our brokerage segment was approximately $1.2 million, $1.0 million, and $0.6 million for the years ended December 31, 2009, 2008, and 2007, respectively. Our brokerage segment had assets of $7.2 million at December 31, 2009, compared to $6.4 million a year ago.

Operations

Our operating strategy for our asset-based activities is to achieve a high level of asset utilization within a highly disciplined operating system while maintaining strict controls over our cost structure. To achieve these goals, we operate primarily in high-density, predictable freight lanes in select geographic regions, and attempt to develop and expand our customer base around each of our service centers. This operating strategy allows us to take advantage of the large amount of freight transported in regional markets. Our decentralized service centers enable us to better serve our customers and work more closely with our driving associates. We operate a modern fleet to appeal to drivers and customers, decrease maintenance expenses and downtime, and enhance our operating efficiencies. We employ technology in a cost-effective manner to assist us in controlling operating costs and enhancing revenue. Our operating strategy for our non-asset-based activities is to match quality capacity with the shipping needs of our customers. Our goal is to increase our market presence, both in existing operating regions and in other areas where we believe the freight environment meets our operating strategy, while seeking to achieve industry-leading operating margins and returns on investment.

Knight Refrigerated, LLC and Knight Brokerage, LLC, our refrigerated and brokerage subsidiaries established in 2004 and 2005, respectively, reflect our strategy to bring complementary services to our customers that also bring operational and economic benefits to Knight. In 2008, we further enhanced our services with our drayage activities through our intermodal subsidiary, Knight Intermodal, LLC, at the Southern California ports, where we believe our familiarity with the markets, ability to offer intermodal shippers multiple services, and superior technology afford us a competitive advantage over many drayage operations.

Our operating strategy includes the following important elements:

Operations. At December 31, 2009, we operated 35 asset-based service centers (consisting of 29 dry van/drayage and six temperature-controlled service centers), and 12 non-asset-based brokerage branches. We concentrate our asset-based freight operations within an approximate 1,000 mile radius of our service centers, with an average length of haul in 2009 of approximately 470 miles, compared to 518 miles in 2008. The drayage activities in our intermodal business had a modestly negative effect on our average length of haul. We believe that regional operations offer several advantages, including:

- obtaining greater freight volumes, because approximately 80% of all truckload freight moves in short-to-medium lengths of haul;
- achieving higher revenue per mile by focusing on high-density freight lanes to minimize non-revenue miles and offer our customers a high level of service and consistent capacity;
- enhancing safety and driver recruitment and retention by allowing our drivers to travel familiar routes and return home more frequently; and
- enhancing our ability to provide a high level of service to our customers.

Operating Efficiencies. Our company was founded on a philosophy of maintaining operating efficiencies and controlling costs. We maintain a simplified operation that focuses on operating in particular geographical markets. This approach allows us to concentrate our marketing efforts to achieve higher penetration of our targeted service areas. We maintain a modern tractor and trailer fleet in order to obtain operating efficiencies and attract and retain drivers. A generally compatible fleet of tractors and trailers simplifies our maintenance procedures and reduces parts supplies. We also regulate vehicle speed in order to maximize fuel efficiency, reduce wear and tear, and enhance safety.

Customer Service. We offer a high level of service to our customers, and we seek to establish ourselves as a preferred provider for many of our customers. For our asset-based services we allocate revenue equipment for customers in high-density lanes where we can provide them with a consistent supply of capacity as well as match our equipment to their needs. Our services include multiple stop pick-ups and deliveries, dedicated equipment and personnel, on-time pickups and deliveries within narrow time frames, specialized driver training, and other services. Brokerage services are tailored to meet our customers' needs. We price our services commensurately with the level of service our customers require and the conditions in market demand. By providing customers a high level of service, we believe we avoid competing solely on the basis of price.

Using Technology that Enhances Our Business. We purchase and deploy technology when we believe that it will allow us to operate more safely, securely, and efficiently and the investment is cost-justified. We use a satellite-based tracking and communication system to communicate with our drivers, to obtain load position updates, to manage our fleets, and to provide our customers with freight visibility. We have installed Qualcomm's satellite-based tracking technology in substantially all of our tractors, which allows us to rapidly respond to customer needs and allows our drivers efficient communications with our service centers. The majority of our trailers are equipped with VeriWise trailer-tracking technology that allows us to more effectively manage our trailers. We have automated many of our back-office functions, and we continue to invest in technology where it allows us to better serve our customers and improve efficiency.

We were pleased that our refrigerated truckload business and our brokerage business (on highway and rail) continued to complement our core dry van truckload business, while standing on their own from the standpoint of profitability and returns. These businesses, established in 2004 and 2005, respectively, contributed meaningfully to our results and reflect our strategy to bring complementary services to our customers that also bring operational and economic benefits to us. In 2008, we further enhanced our services with our drayage activities through Knight Intermodal, LLC at the Southern California ports, where we believe our familiarity with the markets, ability to offer intermodal shippers multiple services, and superior technology afford us a competitive advantage over many drayage operations. We continue to explore additional opportunities to enhance our services to customers, including our recent drayage activities – the transportation of containerized cargo between ocean ports or rail ramps and shipping docks.

During 2009, our management consulting subsidiary, Knight Management Services, Inc. ("KMS"), entered into a consulting agreement with an approximately $450 million annual revenue truckload carrier ("Carrier"). The engagement is focused on lowering the Carrier's operating costs. The terms of the consulting agreement run through May 2012 subject to certain termination rights. During 2009, we received approximately $1.4 million in fees under the consulting agreement. In conjunction with the execution of the consulting agreement, the Company's investment subsidiary, Knight Capital Growth, LLC, negotiated an option agreement to purchase first 49%, then the remaining 51%, of the Carrier's outstanding stock. These options are subject to certain exceptions and expiration dates. We did not exercise any of the options in 2009.

Growth Strategy

Our growth strategy is focused on the following four key areas:

Opening service centers in new geographic regions and expanding existing service centers. Historically, a substantial portion of our revenue growth has been generated by our expansion into new geographic regions through the opening of additional service centers. We believe there will be significant opportunities to further increase our business in the short-to-medium haul market by opening additional service centers and branches, both asset-based and non-asset-based, while expanding our existing service centers and branches.

Strengthening our customer relationships. We market our services to both existing and new customers in freight lanes that complement our existing operations. We seek customers who will diversify our freight base. We market our dry van truckload, temperature-controlled truckload, drayage, and brokerage services to existing customers who may have need for, but do not currently use, multiple services from us.

Opportunities to make selected acquisitions. We are continuously evaluating acquisition opportunities. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers, including: Phoenix, Arizona-based Roads West Transportation, Inc. acquired in 2006; Idaho Falls, Idaho-based Edwards Bros., Inc., acquired in 2005; Gulfport, Mississippi-based John Fayard Fast Freight, Inc., acquired in 2000; and Corsicana, Texas-based Action Delivery Service, Inc., acquired in 1999. Although most of our growth has been internal, we continue to evaluate acquisition opportunities.

Diversifying our service offerings. Our largest operation is in our historical base of regional, dry van truckload carriage. In 2004, we expanded our service offering to include temperature-controlled truckload services. In 2005, we expanded our service offering even further to include brokerage services. Our temperature-controlled truckload business and our brokerage business (on highway and rail) complement our core dry van truckload business, while standing on their own from the standpoint of profitability and returns. These businesses contribute meaningfully to our results and reflect our strategy to bring complementary services to our customers that also bring operational and economic benefits to us. In 2008, we expanded our service offerings to include drayage activities at the Southern California ports. All of our businesses complement each other, while providing 98% or better on-time service. Our brokerage services generated $37.2 million in revenue in 2009 (including intercompany transactions and fuel surcharge), with very little capital investment. We will continue to leverage our nationwide footprint and expertise of providing synergies and adding value to our customers through our service offerings.

We have established a geographically diverse network that can support a substantial increase in freight volumes, organic or acquired. Our network and business lines provide us with the ability to provide many solutions to our customers. We maintain the flexibility within our decentralized network to adapt to market conditions. A foundation of our company since inception has been an extreme focus on cost per mile. It is part of our culture and operating philosophy, and should continue to serve us well during challenging times.

Marketing and Customers

Our sales and marketing functions are led by members of our senior management team, who are assisted by other sales professionals. Our sales team emphasizes our high level of service, our ability to accommodate a variety of customer needs, and our financial strengths. Our marketing efforts are designed to match the shipping needs of our current and potential customers with our capacity in markets throughout the country.

We try to maintain a diversified customer base. For the year ended December 31, 2009, our top 25 customers represented approximately 40% of revenue; our top 10 customers represented approximately 25% of revenue; and our top 5 customers represented approximately 16% of revenue. No single customer represented more than 5% of revenue in 2009. Most of our truckload carriage contracts are cancelable on 30 days notice.

We seek to offer the service, value, and flexibility of a local provider, while possessing the capacity, strength, and dependability of a large company. As "Your Hometown National Carrier," we strive to offer customers and drivers personal service and attention through each service center, while offering integrated freight transportation nationwide and beyond through the scale of one of North America's largest trucking companies. We provide high service levels to a diversified base of full-truckload shippers across a broad range of industries and freight types. The short-to-medium haul segment of the truckload carrier market demands timely pickup and delivery and, in some cases, response on short notice. We try to obtain a competitive advantage by providing high quality services and consistent capacity to customers.

To be responsive to customers' and drivers' needs, we often assign particular drivers and equipment to prescribed routes, providing better service to customers, while obtaining higher equipment utilization. Our dedicated fleet services also may provide a significant part of a customer's transportation requirements. Under a dedicated carriage service agreement, we can provide drivers, equipment and maintenance, and, in some instances, transportation management services that supplement the customer's in-house transportation department.

Each of our service centers is linked to our corporate computer system in our Phoenix headquarters. The capabilities of this system enhance our operating efficiency by providing cost effective access to detailed information concerning equipment, shipment status, and specific customer requirements. The system also enables us to respond promptly and accurately to customer requests and assists us in matching available equipment with customer loads. Additionally, our customers can track shipments and obtain copies of shipping documents via the Internet. We also provide electronic data interchange ("EDI") services to shippers desiring such service.

Drivers, Other Employees, and Independent Contractors

As of December 31, 2009, we employed 4,414 persons, of which 3,763 were drivers. None of our employees are subject to a union contract.

We are particularly grateful to our employees during the recent times of unprecedented volatility and uncertainty in the trucking industry, specifically, and the economy, generally. Their attention to detail, entrepreneurial spirit, and commitment to our customers enable us to effectively utilize our decentralized business model. We believe that the depth of our employee talent within our service center network is one of our competitive advantages. Our front-line employees bring the hometown carrier benefits to our customers and drivers, while leveraging the substantial resource of our national network.

The recruitment, training, and retention of safe and qualified drivers are essential to support our continued growth and to meet the service requirements of our customers. We hire drivers who meet our objective guidelines relating primarily to their safety history, road test evaluations, and other personal evaluations, including physical examinations and mandatory drug and alcohol testing. In order to attract and retain safe drivers who are committed to the highest level of customer service, we build our operations for drivers around a team environment. We provide attractive and comfortable equipment, direct communication with senior management, competitive wages and benefits, and other incentives designed to encourage driver safety, retention, and long-term employment. Drivers are recognized for providing superior service and developing good safety records.

In 2008, we launched a wholly-owned subsidiary, Squire Transportation, LLC. Squire is our assets-based training company focused on developing skilled, productive, and safe drivers. Squire's mission is to provide our drivers with the skills necessary to have a driving career with us. Squire is not a revenue generating segment, as trainees enrolled in the training program are employees of the company. We started our Squire training program in Indianapolis, Indiana. In 2009, we expanded our Squire training program to California. We believe Squire will be very beneficial in terms of recruiting and retaining qualified drivers.

Our drivers generally are compensated on the basis of miles driven and length of haul. Drivers also are compensated for additional flexible services provided to our customers. Drivers and other employees are invited to participate in our 401(k) program and in our company-sponsored health, life, and dental plans. Our drivers and other employees who meet eligibility criteria also participate in our stock option plan.

We also maintain an independent contractor program. Because independent contractors provide their own tractors, the independent contractor program provides us an alternate method of obtaining additional revenue equipment. We intend to continue our use of independent contractors. As of December 31, 2009, we had agreements covering 329 tractors operated by independent contractors. Each independent contractor enters into a contract with us pursuant to which the independent contractor is required to furnish a tractor and a driver to load, transport, and unload goods we haul. We pay our independent contractors a fixed level of compensation based on the total of trip-loaded and empty miles. Independent contractors are obligated to maintain their own tractors and pay for their own fuel. We provide trailers for each independent contractor. We also provide maintenance services, for a charge, for our independent contractors who desire such services. In certain instances, we provide financing to independent contractors to assist them in acquiring revenue equipment. Our loans to independent contractors are secured by a lien on the independent contractor's revenue equipment. As of December 31, 2009, outstanding loans to independent contractors totaled approximately $1.8 million.

Revenue Equipment

As of December 31, 2009, we operated 3,407 company-owned tractors with an average age of 2.1 years. We also had under contract 329 tractors owned and operated by independent contractors. Our trailer fleet consisted of 8,595, 53-foot long, high cube trailers, including 745 temperature-controlled trailers, with an average age of 4.9 years.

Growth of our tractor and trailer fleet is determined by market conditions and our experience and expectations regarding equipment utilization. In acquiring revenue equipment, we consider a number of factors, including economy, price, rate, environment, technology, warranty terms, manufacturer support, driver comfort, and resale value. We maintain strong relationships with our equipment vendors and the financial flexibility to react as market conditions dictate. In addition to being able to react to market conditions because of our financial flexibility, we believe we can react more fluidly to market conditions because our dry van and temperature-controlled service centers function as smaller, decentralized operations.

We have adopted an equipment configuration that meets a wide variety of customer needs and facilitates customer shipping flexibility. We adhere to a comprehensive maintenance program that minimizes downtime and enhances the resale value of our equipment. We perform routine servicing and maintenance of our equipment at several of our service centers. Our current policy is to replace most of our tractors within 36 to 48 months after purchase and to replace our trailers over a five to ten year period. Changes in the current market for used tractors, regulatory changes, and difficult market conditions faced by tractor manufacturers, may result in price increases that may affect the period of time we operate our equipment.

In 2002, the Environmental Protection Agency ("EPA") implemented regulations limiting exhaust emissions. Regulations limiting exhaust emissions became more restrictive in 2010. In part to offset the costs of compliance with these requirements, some manufacturers have significantly increased new equipment prices, and further increases have resulted in connection with the implementation of the 2010 requirements. If new equipment prices increase more than anticipated, we may be required to increase our financing costs and/or retain some of our equipment longer, with a resulting increase in maintenance expenses. To the extent we are unable to offset any such increases in expenses with rate increases or cost savings, our results of operations would be adversely affected.

Safety and Risk Management

We are committed to improving the safety of our operations. We regularly communicate with drivers to promote safety and instill safe work habits through media and safety review sessions. We also regularly conduct safety training for our drivers, independent contractors, and non-driving personnel. We dedicate personnel and resources to ensure safe operation and regulatory compliance. We employ safety personnel whose primary responsibility is the administration of our safety programs. We employ technology to assist us in managing risks associated with our business. In addition, we have an innovative recognition program for driver safety performance and emphasize safety through our equipment specifications and maintenance programs. Our Corporate Directors of Safety review all accidents and report weekly to the Vice President of Safety and Risk Management.

We require prospective drivers to meet higher qualification standards than those required by the United States Department of Transportation ("DOT"). The DOT requires drivers to obtain commercial drivers' licenses and also requires that we maintain a drug and alcohol testing program in accordance with DOT regulations. Our program includes pre-employment, random, and post-accident drug testing. We are authorized by the DOT to haul hazardous materials. We require any driver who transports hazardous materials to have the proper endorsement and to be regularly trained as prescribed by DOT regulations.

Our Chief Executive Officer, Chief Financial Officer, and Vice President of Safety and Risk Management are responsible for securing appropriate insurance coverage at competitive rates. The primary claims arising in our business consist of auto liability, including personal injury, property damage, physical damage, and cargo loss. We are insured against auto liability claims under a self-insured retention ("SIR") policy with retention ranging from $1.0 million to $1.5 million per occurrence depending on the applicable policy year. For the policy year February 1, 2007 to January 31, 2008, our SIR was $1.5 million, and we were also responsible for an additional $1.5 million in "aggregate" losses for claims that exceed the $1.5 million SIR. For the policy year February 1, 2008 to January 31, 2009, our SIR was reduced to $1 million and our responsibility for the additional "aggregate" losses was reduced to $1.0 million. For the policy year February 1, 2009 to January 31, 2010, our SIR was increased to $1.5 million, with no responsibility for additional "aggregate" losses. For the policy year February 1, 2010 to January 31, 2011 our SIR is $1.5 million with no responsibility for additional "aggregate" losses. We have secured excess liability coverage up to $55.0 million per occurrence.

We are self-insured for workers' compensation claims up to a maximum limit of $500,000 per occurrence. We also maintain primary and excess coverage for employee medical expenses and hospitalization, with self retention level of $225,000 per claimant.

Competition

The trucking industry is highly competitive and fragmented. We compete primarily with other regional short-to-medium haul truckload carriers, logistics providers, and national carriers. Railroads and air freight also provide competition, but to a lesser degree. We also compete with other motor carriers for the services of drivers, independent contractors, and management employees. A number of our competitors have greater financial resources, own more equipment, and carry a larger volume of freight than we do. We believe that the principal competitive factors in our business are service, pricing (rates), the availability and configuration of equipment that meets a variety of customers' needs, and our availability to provide multiple solutions to our customers.

Due to the continued broad-based economic recession, the operating environment of the trucking industry has been especially challenging over the last three years. Typical seasonal shipping patterns did not materialize during the peak shipping seasons. Heading into 2009 we had three consecutive years without a strong peak shipping season. In 2009, we experienced sequential improvement in freight demand, but it was not at a level to significantly influence higher rates. Price competition remained intense as carriers struggled to maintain equipment productivity.

There continues to be evidence that many, if not most, truckload carriers are plagued with weak balance sheets, aging fleets, and shrinking revenues. We expect the challenging truckload market to yield opportunities to continue to capture market share over time. We are executing our plan in the current economic environment by refining our operating model to create additional efficiencies, offering customers a high level of service through our network of service centers and branches, and preparing to capitalize on growth opportunities that we believe will enhance the returns for our shareholders over time. We believe we are well positioned to navigate the challenges of the current environment and thrive as the market improves when truckload capacity decreases and/or freight demand increases.

Regulation

Our operations are regulated and licensed by various government agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the United States Department of Transportation ("DOT"), including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions are also subject to government regulations. We also may become subject to new or more restrictive regulations relating to emissions, drivers' hours-of-service, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the EPA and the Department of Homeland Security ("DHS"), also regulate our equipment, operations, and drivers.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. The Company currently has a satisfactory DOT safety rating, which is the highest available rating. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). In July 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allowed drivers to restart calculations of the weekly on-duty time limits after the driver had at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. In November 2008, following the submission of additional data by FMCSA and a series of appeals and related court rulings, FMCSA published its final rule, which retains the 11-hour driving day and the 34-hour restart. However, advocacy groups have continued to challenge the final rule and on October 26, 2009, the FMCSA agreed pursuant to a settlement agreement with certain advocacy groups that the Final Rule on driver hours-of-service would not take effect pending the publication of a new Notice of Proposed Rulemaking. Under the settlement agreement, the FMCSA will submit the draft Notice of Proposed Rulemaking to the Office of Management and Budget by July 2010 and the FMCSA will issue a Final Rule by 2012. The current hours-of-service rules, adopted in 2005, will remain in effect during the rulemaking proceedings. In December of 2009, the FMCSA issued a notice soliciting data and research information the FMCSA may consider in drafting the forthcoming Notice of Proposed Rulemaking.

We are unable to predict what form the new rules may take, how a court may rule on such challenges to such rules, and to what extent the FMCSA might attempt to materially revise the rules under the current presidential administration. On the whole, however, we believe any modifications to the current rules will decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured.

The FMCSA's new Comprehensive Safety Analysis 2010 initiative introduces a new enforcement and compliance model, which implements driver standards in addition to the Company standards currently in place. Under the new regulations, the methodology for determining a carrier's DOT safety rating will be expanded to include the on-road safety performance of the carrier's drivers. Implementation of the new regulation is set for July 1, 2010, and enforcement will begin in late 2010. As a result of these new regulations, including the expanded methodology for determining a carrier's DOT safety rating, there may be an adverse effect on our DOT safety rating. A conditional or unsatisfactory DOT safety rating could adversely affect our business, because some of our customer contracts may require a satisfactory DOT safety rating. The new regulations may also result in a reduced number of eligible drivers. If current or potential drivers are eliminated due to the Comprehensive Safety Analysis 2010 initiative, we may have difficulty attracting and retaining qualified drivers.

The Transportation Security Administration ("TSA") has adopted regulations that require determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or let trucks sit idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so.

Certain states and municipalities continue to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our operations.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, emissions from our vehicles and facilities, engine idling, discharge and retention of storm water, and other environmental matters that import inherent environmental risks. We maintain bulk fuel storage and fuel islands at several of our service centers. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We have instituted programs to monitor and control environmental risks and assure compliance with applicable environmental laws. As part of our safety and risk management program, we periodically perform internal environmental reviews so we can achieve environmental compliance and avoid environmental risk. Our service centers and processes are designed to contain and properly dispose of hazardous substances and petroleum products which could be used or generated in connection with our business. We transport a small amount of environmentally hazardous materials and, to date, have experienced no significant claims for hazardous materials shipments. If we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Regulations limiting exhaust emissions became more restrictive in 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

In 2007, the Employee Free Choice Act of 2007: H.R. 800 ("EFCA") was passed in the U.S. House of Representatives. This bill, or a variation of it, could be enacted in the future and could have an adverse impact on our business. The EFCA aims to amend the National Labor Relations Act, by making it easier for workers to obtain union representation and increasing the penalties employers may incur if they engage in labor practices in violation of the National Labor Relations Act. Although we have never entered into a collective bargaining agreement with our employees, any attempt to organize by our employees could result in increased legal and other associated costs.

Seasonality

Results of operations in the transportation industry frequently show a seasonal pattern. Continued expansion of our operations throughout the United States could expose us to greater operating variances due to periodic seasonal weather in various regions, which variance could have a materially adverse effect on our operations.

Acquisitions, Investments, and Dispositions

We periodically examine investment opportunities in areas related to the transportation industry. Our investment strategy is to invest in industry related businesses that will strengthen our overall position in the transportation industry, minimize our exposure to start-up risk, and provide us with an opportunity to realize a substantial return on our investment. We are continuously evaluating acquisition opportunities. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers, including: Phoenix, Arizona-based Roads West Transportation, Inc. ("Roads West") acquired in 2006; Idaho Falls, Idaho-based Edwards Bros., Inc., ("Edwards Bros.") acquired in 2005; Gulfport, Mississippi-based John Fayard Fast Freight, Inc., acquired in 2000; and Corsicana, Texas-based Action Delivery Service, Inc., acquired in 1999. Although most of our growth has been internal, we continue to evaluate acquisition opportunities.

In 2003, we signed a partnership agreement with Transportation Resource Partners, LP ("TRP"), a company that makes privately negotiated equity investments. Per the original partnership agreement, we committed to pledge $5.0 million out of approximately $260.0 million. In early 2006, we increased the commitment amount to $5.5 million. Our investment in TRP is accounted for using the cost method as our level of influence over the operations of TRP is minor. At December 31, 2009, the carrying book balance of our investment in TRP was $3.7 million, and our ownership interest was approximately 2.3%. Our commitment to TRP for the unfunded portion has expired.

In 2008, we formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2009, we have contributed $426,000 to TRP III. Our outstanding commitment to TRP III was approximately $14.6 million as of December 31, 2009.

Other Information

We were incorporated in 1989 and our headquarters are located at 5601 West Buckeye Road, Phoenix, Arizona 85043. This Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all other reports filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") can be obtained free of charge by visiting our website at www.knighttrans.com. Information contained on our website is not incorporated into this Annual Report on Form 10-K, and you should not consider information contained on our website to be part of this report.

Additionally, you may read all of the materials that we file with the SEC by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. If you would like information about the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. You may also visit the SEC's website at www.sec.gov. This site contains reports, proxy and information statements, and other information regarding our company and other companies that file electronically with the SEC.

RISK FACTORS

Our future results may be affected by a number of factors over which we have little or no control. The following discussion of risk factors contains forward-looking statements as discussed above. The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook.

Our business is subject to general economic and business factors that are largely out of our control.

Our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. The most significant of these factors are recessionary economic cycles, changes in customers' inventory levels, excess tractor or trailer capacity in comparison with shipping demand, and downturns in customers' business cycles. Economic conditions, particularly in market segments and industries where we have a significant concentration of customers and in regions of the country where we have a significant amount of business, that decrease shipping demand or increase the supply of tractors and trailers can exert downward pressure on rates or equipment utilization, thereby decreasing asset productivity. Adverse economic conditions also may harm our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts.

We are also subject to increases in costs that are outside of our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, declines in the resale value of used equipment, increases in interest rates, fuel prices, taxes, tolls, license and registration fees, insurance, revenue equipment, and healthcare for our employees. We could be affected by strikes or other work stoppages at our service centers or at customer, port, border, or other shipping locations.

In addition, we cannot predict the effects on the economy or consumer confidence of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements. Enhanced security measures could impair our operating efficiency and productivity and result in higher operating costs.

Our growth may not continue at historical rates.

We have experienced significant and rapid growth in revenue and profits since the inception of our business in 1990, although growth has slowed the past three years. There can be no assurance that our business will return to its historical growth rate in the future or that we can effectively adapt our management, administrative, and operational systems to respond to any future growth. Further, there can be no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions.

If the growth in our regional operations slows or stagnates, if we are unable to commit sufficient resources to our regional operations, or if we were to expand into a market with insufficient economic activity or human resources, our results of operations could be adversely affected.

In addition to our service centers in Phoenix, Arizona, we have established service centers throughout the United States in order to serve markets in these regions. These regional operations require the commitment of additional personnel and/or revenue equipment, as well as management resources, for future development. Should the growth in our regional operations slow or stagnate, the results of our operations could be adversely affected. As we continue to expand, it may become more difficult to identify large cities that can support a service center, and we may expand into smaller cities where there is less economic activity and room for growth and fewer driver and non-driver personnel to support the service center. We may encounter operating conditions in these new markets that differ substantially from those previously experienced. We may not be able to duplicate our regional operating strategy successfully throughout the United States, or perhaps outside the United States, and it might take longer than expected or require a more substantial financial commitment than anticipated. In addition, the commencement of operations outside our existing lines of business is subject to the risks inherent in entering new lines of business, including, but not limited to: unfamiliarity with pricing, service, operational, and liability issues; the risk that customer relationships may be difficult to obtain or that we may have to reduce rates to gain customer relationships; the risk that the specialized equipment may not be adequately utilized; and the risk that claims may exceed our past experience.

Ongoing insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We also are responsible for our legal expenses relating to such claims. We reserve for anticipated losses and expenses. We periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers have raised premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed. If these expenses increase, if we experience a claim in excess of our coverage limits, or if we experience a claim for which coverage is not provided, our results of operations and financial condition could be materially and adversely affected.

Increased prices and reduced efficiency relating to new revenue equipment may adversely affect our earnings and cash flows.

We are subject to risk with respect to higher prices for new tractors. Prices may increase, for among other reasons, due to government regulations applicable to newly manufactured tractors and diesel engines and due to the pricing power among equipment manufacturers. In addition, the engines used in our newer tractors are subject to emissions control regulations issued by the Environmental Protection Agency ("EPA"). The regulations require reductions in exhaust emissions from diesel engines manufactured beginning in 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles, could increase our costs or otherwise adversely affect our business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements.

We have trade-in and/or repurchase commitments that specify, among other things, what our primary equipment vendors will pay us for disposal of a substantial portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we fail to enter into definitive agreements that reflect the terms we expect, if we fail to enter into similar arrangements in the future, or if we do not purchase the required number of replacement units from the vendors.

If fuel prices increase significantly, our results of operations could be adversely affected.

We are subject to risk with respect to purchases of fuel. Prices and availability of petroleum products are subject to political, economic, weather related, and market factors that are generally outside our control and each of which may lead to an increase in the cost of fuel. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition if we are unable to pass increased costs on to customers through rate increases or fuel surcharges. Historically, we have sought to recover a portion of short-term increases in fuel prices from customers through fuel surcharges. Fuel surcharges that can be collected do not always fully offset the increase in the cost of diesel fuel. To the extent we are not successful in these negotiations, our results of operations may be adversely affected.

Difficulty in driver and independent contractor recruitment and retention may have a materially adverse effect on our business.

Difficulty in attracting or retaining qualified drivers, including independent contractors, could have a materially adverse effect on our growth and profitability. Our independent contractors are responsible for paying for their own equipment, fuel, and other operating costs, and significant increases in these costs could cause them to seek higher compensation from us or seek other opportunities within or outside the trucking industry. Although competition for drivers, which in the past several years has been extremely intense, has eased slightly at certain times since 2008, if a shortage of drivers were to occur, or if we were unable to continue to attract and contract with independent contractors, we could be forced to, among other things, limit our growth, increase the number of our tractors without drivers (which would lower our profitability), or further adjust our driver compensation package, which could adversely affect our profitability if not offset by a corresponding increase in rates.

We operate in a highly regulated industry and changes in regulations or increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

Our operations are regulated and licensed by various government agencies, including the Department of Transportation ("DOT"). The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). In July 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allowed drivers to restart calculations of the weekly on-duty time limits after the driver had at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. In November 2008, following the submission of additional data by FMCSA and a series of appeals and related court rulings, FMCSA published its final rule, which retains the 11-hour driving day and the 34-hour restart. However, advocacy groups have continued to challenge the final rule and on October 26, 2009, the FMCSA agreed pursuant to a settlement agreement with certain advocacy groups that the Final Rule on driver hours-of-service would not take effect pending the publication of a new Notice of Proposed Rulemaking. Under the settlement agreement, the FMCSA will submit the draft Notice of Proposed Rulemaking to the Office of Management and Budget by July 2010 and the FMCSA will issue a Final Rule by 2012. The current hours-of-service rules, adopted in 2005, will remain in effect during the rulemaking proceedings. In December of 2009, the FMCSA issued a notice soliciting data and research information the FMCSA may consider in drafting the forthcoming Notice of Proposed Rulemaking.

We are unable to predict what form the new rules may take, how a court may rule on such challenges to such rules and to what extent the FMCSA might attempt to materially revise the rules under the current presidential administration. On the whole, however, we believe any modifications to the current rules will decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured.

The FMCSA's new Comprehensive Safety Analysis 2010 initiative introduces a new enforcement and compliance model, which implements driver standards in addition to the Company standards currently in place. Under the new regulations, the methodology for determining a carrier's DOT safety rating will be expanded to include the on-road safety performance of the carrier's drivers. Implementation of the new regulation is set for July 1, 2010, and enforcement will begin in late 2010. As a result of these new regulations, including the expanded methodology for determining a carrier's DOT safety rating, there may be an adverse effect on our DOT safety rating. A conditional or unsatisfactory DOT safety rating could adversely affect our business, because some of our customer contracts may require a satisfactory DOT safety rating. The new regulations may also result in a reduced number of eligible drivers. If current or potential drivers are eliminated due to the Comprehensive Safety Analysis 2010 initiative, we may have difficulty attracting and retaining qualified drivers.

On December 26, 2007, the FMCSA published a Notice of Proposed Rule Making in the Federal Register regarding minimum requirements for entry level driver training. Under the proposed rule, a commercial driver's license applicant would be required to present a valid driver training certificate obtained from an accredited institution or program. Entry-level drivers applying for a Class A commercial driver's license would be required to complete a minimum of 120 hours of training, consisting of 76 classroom hours and 44 driving hours. The current regulations do not require a minimum number of training hours and require only classroom education. Drivers who obtain their first commercial driver's license during the three-year period after the FMCSA issues a final rule would be exempt. The FMCSA has not established a deadline for issuing the final rule, but the comment period expired on May 23, 2008. If the rule is approved as written, this rule could materially affect the number of potential new drivers entering the industry and, accordingly, negatively affect our results of operations.

In general, the increasing burden of regulation raises our costs and lowers our efficiency. Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

Federal, state, and municipal authorities have implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

In addition to direct regulation by the DOT and other agencies, we are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm-water. We operate in industrial areas where truck terminals and other industrial facilities are located and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Two of our service centers are located adjacent to environmental "superfund" sites. Although we have not been named as a potentially responsible party in either case, we are potentially exposed to claims that we may have contributed to environmental contamination in the areas in which we operate. We also maintain bulk fuel storage and fuel islands at several of our service centers.

Our Phoenix service center is located on land identified as potentially having groundwater contamination resulting from the release of hazardous substances by persons who have operated in the general vicinity. The area has been classified as a state superfund site. We have been located at our Phoenix facility since 1990 and, during such time, have not been identified as a potentially responsible party with regard to the groundwater contamination, and we do not believe that our operations have been a source of groundwater contamination.

Our Indianapolis service center is located approximately one-tenth of a mile east of Reilly Tar and Chemical Corporation, a federal superfund site listed on the National Priorities List for clean-up. The Reilly site has known soil and groundwater contamination. There also are other sites in the general vicinity of our Indianapolis property that have known contamination. Environmental reports obtained by us have disclosed no evidence that activities on our Indianapolis property have caused or contributed to the area's contamination but it is possible that we could be responsible for clean-up costs regardless.

If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

Regulation or legislation related to climate change that potentially imposes restrictions, caps, taxes, or other controls on emissions of greenhouse gas could adversely affect our operations and financial results. More specifically, legislative or regulatory actions related to climate change could adversely impact the Company by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair our operating efficiency and productivity and result in higher operating costs.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Historically, acquisitions have been a part of our growth. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of our management's attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business.

As we continue to expand into new regions, we may experience greater operating variances due to the seasonal pattern of the transportation industry, which may have a materially adverse effect on our operations.

Results of operations in the transportation industry frequently show a seasonal pattern, with lower revenue and higher operating expenses being common in the winter months. As we continue to expand our operations throughout the United States, we could experience greater operating variances due to periodic seasonal weather in other regions than we have previously experienced, which variance could have a materially adverse effect on our operations.

If we are unable to retain our key employees or find, develop, and retain service center managers, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent upon the services of certain key employees, including, but not limited to: Kevin P. Knight, our Chairman of the Board and Chief Executive Officer; Gary J. Knight, our Vice Chairman of the Board; Randy Knight, our Vice Chairman of the Board; Keith T. Knight, our Chief Operating Officer; Casey Comen, our Executive Vice President of Sales; Michael K. Liu, our President of Knight Transportation Dry Van; Erick Kutter, our President of Knight Refrigerated, LLC; Greg Ritter, our President of Knight Brokerage, LLC; and David Jackson, our Chief Financial Officer and Secretary. We currently do not have employment agreements with any of these key employees, and the loss of any of their services could negatively impact our operations and future profitability. Additionally, we must, because of our regional operating strategy, continue to find, develop, and retain service center managers if we are to realize our goal of expanding our operations and continuing our growth. Failing to find, develop, and retain a core group of service center managers could have a materially adverse effect on our business.

We have several major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our revenue is generated from a number of major customers, the loss of one or more of which could have a materially adverse effect on our business. For the year ended December 31, 2009, our top 25 customers, based on revenue, accounted for approximately 40% of our revenue; our top 10 customers, approximately 25% of our revenue; and our top 5 customers, approximately 16% of our revenue. Generally, we do not have long term contractual relationships with our customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

If our investment in Transportation Resource Partners is not successful, we may be forced to write off part or all of our investment, which could have a materially adverse effect on our operating results.

We have invested, either directly or indirectly through one of our wholly owned subsidiaries, in Transportation Resource Partners and its related funds (together, "TRP"), which are companies that make privately negotiated equity investments. Due to portfolio losses in the past, we have recorded impairment charges in prior periods to reflect the other-than-temporary decrease in fair value of the portfolio. If TRP's financial position declines, we could be forced to write down all or part of our investment which could have a materially adverse effect on our operating results.

We are dependent on computer and communications systems, and a systems failure could cause a significant disruption to our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain our computer system at our Phoenix, Arizona headquarters, along with computer equipment at each of our service centers. Our operations and those of our technology and communications service providers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks, internet failures, computer viruses, and other events beyond our control. In an attempt to reduce the risk of disruption to our business operations should a disaster occur, we have redundant computer systems and networks and deploy the backup systems from an alternative location. However, this alternative location may be subject to the same interruptions as may affect our Phoenix headquarters. In the event of a significant system failure, our business could experience significant disruption.

Efforts by labor unions could divert management attention and could have a materially adverse effect on our operating results.

Although we have never signed a collective bargaining agreement since our company was founded, we always face the risk that Congress or one or more states will approve legislation significantly affecting our businesses and our relationship with our employees, such as the proposed federal legislation referred to as the Employee Free Choice Act, which would substantially liberalize the procedures for union organization. Any attempt to organize by our employees could result in increased legal and other associated costs. In addition, if we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency, and ability to generate acceptable returns on the affected operations.

Our business is subject to certain credit factors that affect the global economy, that are largely out of our control, and that could have a materially adverse effect on our operating results.

There continues to be some concern over the instability of the credit markets and the economy. If the economy and credit markets weaken further, our business, financial results, and results of operations could be materially and adversely affected, especially if consumer confidence declines and domestic spending decreases. Although we think it is unlikely given our current cash position, we may need to incur indebtedness or issue debt or equity securities in the future to fund working capital requirements, make investments, or for general corporate purposes. If the credit and equity markets erode further, our ability to do so may be constrained. Although some stability has returned to the equity markets, there still exists enough economic uncertainty that could cause the market price of our securities to be volatile.

PROPERTIES

Our headquarters and principal place of business is located at 5601 West Buckeye Road, Phoenix, Arizona on approximately 75 acres. The following table provides information regarding the location of our service centers and/or offices as at December 31, 2009:

Company Location	Office	Shop	Fuel	Owned or Leased
Atlanta, GA	Yes	No	No	Leased
Boise, ID	Yes	No	No	Leased
Carlisle, PA	Yes	Yes	Yes	Owned
Charlotte, NC	Yes	Yes	Yes	Owned
Chicago, IL	Yes	Yes	Yes	Owned
Columbus, OH	Yes	No	Yes	Owned
Dallas, TX	Yes	Yes	Yes	Owned
Denver, CO	Yes	No	No	Leased
El Paso, TX	Yes	No	No	Owned
Green Bay, WI	Yes	No	No	Leased
Gulfport, MS	Yes	Yes	Yes	Owned
Idaho Falls, ID	Yes	Yes	Yes	Owned
Indianapolis, IN	Yes	Yes	Yes	Owned
Kansas City, KS	Yes	Yes	Yes	Owned
Katy, TX	Yes	Yes	Yes	Owned
Lakeland, FL	Yes	No	No	Leased
Las Vegas, NV	Yes	No	No	Leased
Memphis, TN	Yes	Yes	Yes	Owned
Minneapolis, MN	Yes	No	No	Leased
Nashville, TN	Yes	No	No	Owned
Ontario, CA	Yes	No	No	Leased
Phoenix, AZ	Yes	Yes	Yes	Owned
Portland, OR	Yes	Yes	Yes	Owned
Reno, NV	Yes	No	No	Leased
Richmond, VA	Yes	No	No	Leased
Salt Lake City, UT	Yes	Yes	No	Owned
Seattle, WA	Yes	No	No	Leased
Syracuse, NY	Yes	No	No	Leased
Tulare, CA	Yes	Yes	No	Owned
Tulsa, OK	Yes	No	No	Owned

We also own and lease space in various locations for temporary trailer storage. Management believes that replacement space comparable to these trailer storage facilities is readily obtainable, if necessary. We lease excess trailer drop space at several of our facilities to other carriers.

We believe that our service centers are suitable and adequate for our present needs. We periodically seek to improve our service centers or identify other favorable locations.

LEGAL PROCEEDINGS

We are a party to ordinary, routine litigation and administrative proceedings incidental to our business. These proceedings primarily involve claims for personal injury or property damage incurred in the transportation of freight and for personnel matters. We maintain insurance to cover liabilities arising from the transportation of freight in amounts in excess of self-insurance retentions.

MARKET FOR COMPANY'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded under the symbol KNX on the New York Stock Exchange ("NYSE"). The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by the NYSE.

2009	High	Low
First Quarter	$16.38	$12.17
Second Quarter	$18.95	$14.56
Third Quarter	$18.55	$15.95
Fourth Quarter	$19.98	$15.78

2008	High	Low
First Quarter	$17.98	$14.35
Second Quarter	$18.97	$15.00
Third Quarter	$21.89	$16.50
Fourth Quarter	$17.25	$11.84

As of February 1, 2010, we had 65 shareholders of record. However, we believe that many additional holders of our common stock are unidentified because a substantial number of shares are held by brokers or dealers for their customers in street names.

Starting in December 2004, and in each consecutive quarter since, we have paid a quarterly cash dividend. From December 2004, through the first quarter of 2007, we paid a quarterly dividend of $.02 per share on our common stock. In the second quarter of 2007, we increased the quarterly cash dividend to $.03 per share and paid a similar quarterly dividend through the first quarter of 2008. In the second quarter of 2008, we increased the quarterly cash dividend to $0.04 per share and paid a similar dividend through the first quarter of 2009. In the second quarter of 2009, we increased the quarterly cash dividend to $0.05 per share and paid a similar dividend in the third and fourth quarter of 2009. Our most recent dividend, which was declared in February 2010, is scheduled to be paid in March 2010. We currently expect to continue to pay quarterly cash dividends in the future. Future payment of cash dividends, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements, tax treatment, and certain corporate law requirements, as well as other factors deemed relevant by our Board of Directors.

On November 13, 2008, our Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of our Common Stock. The repurchase authorization will remain in effect until the share limit is reached or the program is terminated. No shares were repurchased in the fourth quarter of 2009. As of December 31, 2009, there were 2,020,956 shares remaining for future purchases under our repurchase program. See Note 11 to our consolidated financial statements for additional information with respect to our share repurchase program.

See "Securities Authorized for Issuance Under Equity Compensation Plans" in this Annual Report for certain information concerning shares of our common stock authorized for issuance under our equity compensation plans.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of, and for, each of the years in the five-year period ended December 31, 2009, are derived from our consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," below, and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

	For the Years Ended December 31, (Dollar amounts in thousands, except per share amounts and operating data)				
	2009	2008	2007	2006	2005
Statements of Income Data:					
Revenue, before fuel surcharge	$571,496	$595,563	$601,359	$568,408	$498,996
Fuel surcharge	80,225	171,372	112,224	95,999	67,817
Total revenue	651,721	766,935	713,583	664,407	566,813
Operating expenses	569,725	674,277	611,141	544,915	465,118
Income from operations	81,996	92,658	102,442	119,492	101,695
Other income (expense)	1,899	1,430	1,983	353	1,019
Income before income taxes	83,895	94,088	104,425	119,845	102,714
Net income	50,563	56,261	63,123	72,966	61,714
Diluted earnings per share	.60	.66	.72	.84	.71
Balance Sheet Data (at end of period):					
Working capital	$158,693	$117,254	$104,901	$59,389	$66,129
Total assets	686,473	646,940	643,364	570,219	483,827
Cash dividend per share on common stock	.19	.15	.11	.08	.08
Shareholders' equity	520,158	483,904	487,550	426,095	352,928
Operating Data (Unaudited):					
Operating ratio [1]	87.4%	87.9%	85.6%	82.0%	82.1%
Operating ratio, excluding fuel surcharge [2]	85.7%	84.4%	83.0%	79.0%	79.6%
Average revenue per tractor [3]	$143,560	$150,543	$151,945	$160,891	$164,119
Average length of haul (miles)	470	518	542	561	580
Empty mile factor	11.9%	11.8%	12.8%	12.6%	11.7%
Tractors operated at end of period [4]	3,736	3,699	3,758	3,661	3,271
Trailers operated at end of period	8,595	9,155	8,809	8,761	7,885

(1) Operating expenses as a percentage of total revenue.

(2) Operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

(3) Average revenue per tractor includes revenue for dry van and refrigerated only. It does not include brokerage revenue, fuel surcharge revenue, and other revenue.

(4) Includes: (a) 329 independent contractor operated vehicles at December 31, 2009; (b) 185 independent contractor operated vehicles at December 31, 2008; (c) 231 independent contractor operated vehicles at December 31, 2007; (d) 249 independent contractor operated vehicles at December 31, 2006; and (e) 237 independent contractor operated vehicles at December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Cautionary Note Regarding Forward-Looking Statements

The following discussion contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth above. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

Introduction

Business Overview

We are a truckload transportation services provider headquartered in Phoenix, Arizona. We transport general commodities for customers throughout the United States, generally focusing our operations on a short-to-medium length of haul. The principal types of freight we transport include consumer staples, retail, paper products, packaging/plastics, manufacturing, and import/export commodities. We provide truckload carrier services from our asset-based dry van, temperature-controlled, and drayage service centers, as well as brokerage services from our brokerage branches. As of December 31, 2009, we operated 35 asset-based service centers (consisting of 29 dry van/drayage service centers and six temperature-controlled service centers) and 12 non-asset-based brokerage branches. Our asset-based service centers and brokerage branches are successful standalone businesses that complement one another to deliver solutions to our customers that we otherwise could not provide. The results of our brokerage activities were relatively minor for 2009 and, therefore, a detailed discussion of the financial results of these operations will not be separately presented.

Our business is affected by cycles and other factors that bear on shipping demand and industry-wide trucking capacity. From 2003 to 2006, we achieved substantial revenue and income growth. Our growth was driven by expanding our service center network, acquisitions, and rate increases during a generally positive shipping environment. From 2007 through 2009, our growth slowed as a result of economic conditions. The broad-based economic recession and declining shipment activity within our industry in late 2008 and early 2009 led to intense competition and rate reductions in 2009, contributing to a 4.0% decrease in revenue before fuel surcharge in 2009 in comparison to 2008.

Our industry-leading operating margins and debt-free balance sheet have afforded us with substantial cash flows and financial flexibility. During times of more robust freight demand, we have been able to expand our fleet and terminal network internally and through acquisitions largely through internally generated cash. During times when fleet growth is undesirable, such as in 2008 and 2009, we generate cash that can be used for stock repurchases, dividend payments, and as a source for future needs. During 2009, our cash and short-term investment balance increased $43.9 million, after using $20.7 million for dividend payments and stock repurchases. Since January 1, 2007, we have paid $38.1 million in dividends, used $58.5 million to repurchase shares of our stock, and our cash, cash equivalents, and short-term investments balance has increased to $97.8 million at December 31, 2009, from $1.6 million at December 31, 2006.

During 2009, we were once again named to Forbes Magazine's list of the "200 Best Small Companies in America." We have been included on this list for 15 consecutive years. We also received an Environmental Excellence Award from the U.S. Environmental Protection Agency (EPA) SmartWay Transport Partnership in 2009. We were one of the 37 companies from the partnership's more than 2,100 partners to be awarded the Excellence Award for reducing emissions and improving the environment.

Operating and Growth Strategy

Our operating strategy is focused on the following core elements:

- *Focusing on Regional Operations*. We seek to operate primarily in high density, predictable freight lanes in selected geographic regions. We believe our regional operations allow us to obtain greater freight volumes and higher revenue per mile, and also enhance safety and driver recruitment and retention.
- *Maintaining Operating Efficiencies and Controlling Costs*. We focus on operating in distinct geographic markets in order to achieve increased penetration of targeted service areas. We actively seek to control costs by, among other things, operating modern equipment, maintaining a high driver to non-driver employee ratio, and minimizing empty miles.
- *Providing a High Level of Customer Service*. We seek to compete on the basis of service, in addition to price, and offer our customers a broad range of services to meet their specific needs, including multiple stop pick-ups and deliveries, on time pick-ups and deliveries within narrow time frames, dedicated fleet and personnel, and specialized driver training.
- *Offering Multiple Solutions to our Customers*. We are able to provide multiple truckload solutions among our dry van, temperature-controlled, intermodal, and brokerage operations. Each of our businesses complement each other, reflecting our strategy to bring complementary services to our customers that also bring operational and economic benefits to Knight. Our diversified service offerings continue to yield market share growth opportunities.
- *Using Technology to Enhance Our Busines*s. We use technology to help us be more efficient with our equipment and our headcount. We recognize the value technology brings as an accelerator in our operations.

The primary source of our revenue growth has been our ability to open and develop service centers and brokerage branches and the markets they serve in selected geographic areas and operate the service centers at or near our targeted margins within a relatively short period of time. The addition of our brokerage branches has enabled us to expand our customer service offerings by providing the non-asset-based capabilities of arranging with other carriers to haul our customers' freight when the shipments do not fit our asset-based model. The development of our brokerage model strengthens our relationships with our customers because it provides our customers with more options and complements our existing dry van and temperature-controlled truckload carrier services. Our brokerage model is also a less capital intensive way for us to grow our business. In 2008, we further enhanced our services with our drayage activities through Knight Intermodal, LLC at the Southern California ports, where we believe our familiarity with the markets, ability to offer intermodal shippers multiple services, and superior technology afford us a competitive advantage over many drayage operations. We also expect our intermodal operations to be less capital intensive than our dry van and refrigerated operations, because our intermodal operations do not require trailers and we expect our tractors to remain in service longer. The expansion of our services represents our continued progression as we build our brand as the premier national carrier, providing local service to the markets we serve.

The freight environment over the last several years has been challenging. Price competition remains intense. In 2009, many of the large fleets continued to downsize, and a good number of carriers closed their doors. We have made the decision to maintain our fleet size as a long-term strategy rather than downsizing, which may have negatively impacted our short-term profitability. We believe we are well positioned to grow when the market reverts to more of a supply and demand equilibrium.

Beyond the immediate challenges that many carriers face, the issues of safety, security, and environmental restrictions are becoming increasingly stringent and costly. We think all of these factors set the stage for future growth opportunities for low cost, high quality carriers that can self-fund growth and serve customers on a national basis. We believe these factors resonate with customers and will help us differentiate ourselves from our competitors.

Revenue and Expenses

We primarily generate revenue by transporting freight for our customers. Generally, we are paid a predetermined rate per mile or per load for our services. We enhance our revenue by charging for tractor and trailer detention, loading and unloading activities, and other specialized services, as well as through the collection of fuel surcharges to mitigate the impact of increases in the cost of fuel. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, and the number of miles we generate with our equipment. These factors relate, among other things, to the general level of economic activity in the United States, inventory levels, specific customer demand, the level of capacity in the trucking industry, and driver availability.

The most significant expenses in our business include fuel, driver-related expenses (such as wages, benefits, training, and recruitment), and independent contractor costs (which are recorded on the "Purchased Transportation" line of our consolidated statements of income). Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed costs are the acquisition and depreciation of long-term assets, such as revenue equipment and service centers and the compensation of non-driver personnel. Effectively controlling our expenses is an important element of assuring our profitability. The primary measure we use to evaluate our profitability is operating ratio, excluding the impact of fuel surcharge revenue (operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge).

Since our inception an important element of our asset-based operating model has been an extreme focus on our cost per mile. We intend to carry this focus with us as we add new service centers, grow existing service centers, and make selective acquisitions.

Recent Results of Operations and Year-End Financial Condition

Our results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008 were as follows:

- Total revenue, including fuel surcharge, decreased 15.0%, to $651.7 million from $766.9 million;
- Revenue, before fuel surcharge, decreased 4.0%, to $571.5 million from $595.6 million;
- Net income decreased 10.1%, to $50.6 million from $56.3 million; and
- Net income per diluted share decreased to $0.60 from $0.66.

The industry-wide supply of truckload equipment continued to outpace the freight demand, which pressured pricing and resulted in lower equipment utilization. Throughout 2009, the year-over-year negative difference in our miles per tractor narrowed as the year progressed until fourth quarter, which turned positive for the first time in many quarters. While near term challenges in the truckload industry remain, it appears to us that freight volumes bottomed sometime between June and July. Although significant improvement in miles per tractor is needed before returning to the levels experienced a few years ago, we believe that our late year improvement in miles per tractor, especially without major reductions in our tractor count, is evidence that we are in the early stages of a recovery in the truckload freight market.

In 2009, we operated an average 3,744 tractors, which is 26 fewer tractors compared to 2008. We finished the year with 3,736 tractors in the fleet, up slightly from 3,699 last year. Equipment productivity, as measured by average revenue before fuel surcharge per tractor, was down 4.6% in 2009. While equipment productivity is down for the year, we experienced favorable sequential improvements each quarter as the year progressed. Our average revenue before fuel surcharge per tractor in the fourth quarter was nearly flat with a decrease of 0.1% compared to the same quarter a year ago. Revenue per total mile before fuel surcharge decreased 2.5% from a year ago.

Our average length of haul decreased 9.3% to 470 miles in 2009 from 518 miles in 2008. The drayage activities in our intermodal business had a modestly negative effect on our average length of haul. Miles per tractor was down 2.2% overall for the year, while miles per tractor in fourth quarter of 2009 improved 2.1% compared to the same quarter a year ago. Non-paid miles remained nearly constant at 11.9% for 2009, compared to 11.8% for 2008.

During 2009, our cash and short-term investment balance increased $43.9 million, after using $20.7 million for shareholder dividends and stock repurchases. At December 31, 2009, our balance sheet reflected $97.8 million in cash, cash equivalents and short term investments, no debt, and shareholders' equity of $520.2 million. In 2009, we generated $86.9 million in cash flow from operations and used $55.7 million for capital expenditures net of equipment sales.

Since inception we have been profitable through multiple economic cycles. We view these cycles as opportunities to gain market share from other competitors that do not have the financial staying power to survive the cycles. These cycles also provide valuable experience to our managers that will help us develop the leaders to grow this business profitably.

Our liquidity is not materially affected by off-balance sheet transactions. See "Off-Balance Sheet Transactions" below for a description of our off-balance sheet transactions.

Trends and Outlook

At year-end 2009, we increased our fleet by 37 tractors versus year-end 2008. In this challenging environment, we will manage our fleet size carefully and consider internal growth or contraction of our tractor fleet as events unfold. Our year over year decline in miles per tractor has narrowed when compared sequentially to the preceding quarter, with the fourth quarter of 2009 being positive by 2.1%. We believe this is a positive sign of, and confirmation that, we are in the early stages of a recovery in the freight market. We expect miles per tractor to be the first operating fundamental to improve, followed by revenue per mile improvement. The length of time that we continue near the bottom will be predicated by the rate at which capacity continues to exit the marketplace and the change in overall demand. We believe that if the broader demand were to maintain the current status quo, the exodus of supply could be meaningful enough to positively influence revenue per mile during 2010.

While the bottom of the freight market appears to be behind us, we do not expect robust demand in the near-term. We will continue to utilize the flexibility of our decentralized model to react and adapt to market conditions. We are always optimizing our model and refining our execution in reaction to, or in anticipation of, the truckload market dynamics. We are patiently waiting for the right environment to continue our service center growth. We will continue to evaluate acquisition candidates and other opportunities that create value for our shareholders and further advance our long-term strategy.

We believe that our level of profitability, fleet renewal strategy, and use of independent contractors should enable us to internally finance attractive levels of fleet growth when demand conditions improve. Conversely, during times when we choose to maintain or trim our fleet levels, as we did over the last three years, our business is capable of generating significant cash flow from operations in excess of net capital expenditures that can be used for stock repurchases, dividend payments, and as a source for future needs. In short, we believe we have significant financial flexibility to meet the challenges and opportunities ahead of us.

Results of Operations

The following table sets forth the percentage relationships of our expense items to total revenue and revenue, before fuel surcharge, for each of the three fiscal years indicated below. Fuel expense as a percentage of revenue, before fuel surcharge, is calculated using fuel expense, net of surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

	2009	2008	2007
	100.0%	100.0%	100.0%
Total revenue including fuel surcharge[1]			
Operating expenses:			
Salaries, wages and benefits	30.5	27.5	28.3
Fuel [2]	21.5	31.0	26.5
Operations and maintenance	6.6	5.5	5.5
Insurance and claims	3.4	3.4	4.5
Operating taxes and licenses	2.1	2.0	2.1
Communications	0.8	0.8	0.8
Depreciation and amortization	11.0	9.1	9.2
Lease expense – revenue equipment	0.0	0.0	0.0
Purchased transportation	9.5	6.7	7.3
Miscellaneous operating expenses	2.0	2.0	1.4
Total operating expenses	87.4	88.0	85.6
Income from operations	12.6	12.0	14.4
Net interest and other income	0.3	0.2	0.2
Income before income taxes	12.9	12.2	14.6
Income taxes	5.1	4.9	5.8
Net Income	7.8%	7.3%	8.8%

	2009	2008	2007
	100.0%	100.0%	100.0%
Revenue, before fuel surcharge[1]			
Operating expenses:			
Salaries, wages and benefits	34.8	35.4	33.6
Fuel [3]	10.5	11.2	12.8
Operations and maintenance	7.5	7.1	6.4
Insurance and claims	3.9	4.4	5.4
Operating taxes and licenses	2.4	2.5	2.5
Communications	0.9	1.0	0.9
Depreciation and amortization	12.5	11.7	10.9
Lease expense – revenue equipment	0.0	0.0	0.1
Purchased transportation	10.8	8.6	8.7
Miscellaneous operating expenses	2.4	2.5	1.6
Total operating expenses	85.7	84.4	82.9
Income from operations	14.3	15.6	17.1
Net interest and other income	0.3	0.2	0.3
Income before income taxes	14.6	15.8	17.4
Income taxes	5.8	6.4	6.9
Net Income	8.8%	9.4%	10.5%

(1) There are minor rounding differences in the table.
(2) Gross fuel expense without fuel surcharge.
(3) Net fuel expense including fuel surcharge.

A discussion of our results of operations for the periods 2009 to 2008 and 2008 to 2007 is set forth below.

Fiscal 2009 Compared to Fiscal 2008

Total revenue for 2009 decreased 15.0% to $651.7 million from $766.9 million for 2008. Total revenue included $80.2 million of fuel surcharge revenue in 2009 and $171.4 million of fuel surcharge revenue in 2008. Due to falling diesel fuel prices in most of the year, our fuel surcharge revenue decreased 53.2% in 2009 compared to 2008. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe our relatively high variable costs as a percentage of revenue makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, decreased 4.0% to $571.5 million for 2009, from $595.6 million in 2008. We continue to face significant challenges as a result of the weak economic environment. Price competition remained intense as carriers struggled to maintain equipment productivity. In 2009, we experienced a high level of bid activity, particularly in the first quarter, contributing to a 2.5% decrease in our average revenue per mile for the year. Supply of truckload equipment continued to outpace demand throughout 2009, and resulted in lower equipment utilization. Declines in both revenue per mile and miles per tractor contributed to a 4.6% decline in average freight revenue per tractor per week, to $2,761 per tractor in 2009, from $2,895 per tractor in 2008. Our non-paid empty mile percent remained essentially constant at 11.9% in 2009 from 11.8% in 2008. Despite the continued challenging truckload freight environment, our load count grew 7.4% in 2009 compared to a year ago. We ended 2009 with 3,736 tractors, an increase of 37 tractors from a year ago.

Salaries, wages and benefits expense as a percentage of revenue, before fuel surcharge, decreased to 34.8% in 2009 from 35.4% in 2008. The decrease is due to increased efficiency in our non-driver compensation and staffing levels and a decrease in the percentage of our company fleet being operated by company drivers, as opposed to independent contractors. At December 31, 2009, 91.2% of our fleet was operated by company drivers, compared to 95.0% at December 31, 2008. We record accruals for workers' compensation benefits as a component of our claims accrual, and the related expense is reflected in salaries, wages and benefits in our consolidated statements of income.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 10.5% in 2009, from 11.2% in 2008. Diesel fuel price has been volatile over the past two years. After reaching unprecedented record high fuel prices during most of 2008, diesel fuel price started to fall in fourth quarter of 2008 and continued through the first quarter of 2009. The decrease in our fuel expense is due to the combination of lower diesel fuel prices, internal initiatives to improve fuel efficiency, and the decrease in the percentage of our fleet operated by company drivers (versus independent contractors who purchase their own fuel). We maintain a fuel surcharge program to assist us in recovering a portion of our fuel expense. Fuel surcharge revenue was $80.2 million in 2009, compared to $171.4 million in 2008. Declining fuel prices have led to significant decreases in fuel expense and fuel surcharge revenue this year.

Operations and maintenance expense increased as a percentage of revenue, before fuel surcharge, to 7.5% in 2009, from 7.1% in 2008 primarily because of a modest increase in fleet age and a decrease in revenue per tractor that less efficiently covered the fixed portion of these costs. These items more than offset savings in this expense category from the decrease in the percentage of our fleet operated by company drivers (versus the percentage provided by independent contractors, who pay for the maintenance of their own vehicles).

Insurance and claims expense as a percentage of revenue, before fuel surcharge, decreased to 3.9% for 2009, compared to 4.4% for 2008. The reduction in this expense in 2009 resulted from lowered insurance accruals, which decreased as a result of reduced crash frequency, severity, and improved claim management practices, including a significant increase in subrogation recovery. Loss frequency and severity continues to be positively affected by our driver training program, which includes Smith System Training, a widely recognized leader in behind-the-wheel defensive driving training and recurrent driver training, as well as other internal loss control efforts aimed at reducing crash frequency and severity. Both our loss prevention and claim management practices have been instrumental in lowering insurance and claims expense in 2009. We believe that our internal loss control efforts, including Smith System Training and claim management practices, will continue to yield positive benefits.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, decreased slightly to 2.4% in 2009, compared to 2.5% in 2008.

Communications expense as a percentage of revenue, before fuel surcharge, decreased slightly to 0.9% in 2009, compared to 1.0% in 2008.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, increased to 12.5% for 2009, from 11.7% in 2008. This increase is primarily due to a decrease in revenue and revenue per tractor in the current year. This was partially offset by the average percentage of our tractor fleet operated by independent contractors (who own their own tractors) increasing from 2008. Most of our fleet is late-model equipment that consists primarily of tractors equipped with 2007 U.S. EPA emission compliant engines. Given higher prices for the 2010 EPA-compliant engines, we expect this category may increase going forward, although an improvement in revenue per tractor in a better freight environment could cause this category to increase by a smaller amount, or even decrease, as a percentage of revenue. Our service center network allows us to efficiently maintain this equipment. In 2010, we plan to continue a similar trade cycle and adopt the even cleaner burning engines that have just become available.

Lease expense for revenue equipment was essentially zero in 2009 and 2008. We did not have any equipment under operating leases as of December 31, 2009.

Purchased transportation represents the amount that independent contractors, as well as contracted carriers for our brokerage division, are paid to haul freight for us on a mutually agreed upon per-mile or per-shipment basis. Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 10.8% for the year ended 2009, from 8.6% for the same period in 2008. The increase is due to the combination of an increase in the percentage of our company fleet being operated by independent contractors during 2009, and an off-setting decrease in payments to outside carriers for transportation services arranged by our brokerage division, which experienced a decline as there was less freight to move via brokerage. While overall brokerage revenue and purchased transportation services fell year-over-year from 2008 to 2009, brokerage revenue increased in fourth quarter of 2009 compared to the same quarter a year ago. At December 31, 2009, 8.8% of our fleet was operated by independent contractors, compared to 5.0% at December 31, 2008. The increase in our independent contractor fleet is primarily from the expansion of our drayage operations.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, decreased slightly to 2.4% for 2009, compared to 2.5% for 2008. Gains from the sale of used equipment are included in miscellaneous operating expenses. Gains from sale of equipment increased 58.3%, to $2.8 million for the year ended December 31, 2009, compared to $1.8 million for the year ended December 31, 2008.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 85.7% for 2009, compared to 84.4% for 2008.

Net interest and other income as a percentage of revenue, before fuel surcharge, increased slightly to 0.3% for 2009, compared to 0.2% for 2008. Other income in the current year includes a $388,000 gain from insurance settlement for damage from a fire to one of our buildings. We had no outstanding debt at December 31, 2009 or 2008.

Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 39.7% for 2009 and 40.2% for 2008. The small decrease in our effective tax rate is mainly due to lower state tax expense resulting from changes in our income allocated to the numerous states in which we operate.

As a result of the preceding changes, our net income, as a percentage of revenue, before fuel surcharge, was 8.8% for 2008, compared to 9.4% in 2008.

Fiscal 2008 Compared to Fiscal 2007

Total revenue for 2008 increased 7.5% to $766.9 million from $713.6 million for 2007. Total revenue included $171.4 million of fuel surcharge revenue in 2008 and $112.2 million of fuel surcharge revenue in 2007. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe our relatively high variable costs as a percentage of revenue makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, decreased 1.0% to $595.6 million for 2008, from $601.4 million in 2007. The operating environment in 2008 was challenging and reflected broad-based economic weakness across all industries. Price competition remained intense as carriers struggled to maintain equipment productivity. Typical seasonal shipping patterns did not hold as volumes were uncharacteristically weak toward the second half of the year. As a result of excess capacity, our average miles per tractor decreased 3.3% in 2008. Combined with a 2.4% improvement in average revenue per total mile, our average revenue per tractor per week decreased slightly to $2,895 per tractor in 2008, from $2,922 per tractor in 2007. Our non-paid empty mile percent improved 100 basis points, to 11.8% in 2008, from 12.8% in 2007. We ended 2008 with 3,699 tractors, a decrease of 59 tractors from 2007.

Salaries, wages and benefits expense as a percentage of revenue, before fuel surcharge, increased to 35.4% in 2008 from 33.6% in 2007. The increase is due to the combination of higher workers' compensation costs and an increase in the percentage of our company fleet being operated by company drivers, as opposed to independent contractors. At December 31, 2008, 95.0% of our fleet was operated by company drivers, compared to 93.9% at December 31, 2007. We record accruals for workers' compensation benefits as a component of our claims accrual, and the related expense is reflected in salaries, wages and benefits in our consolidated statements of income.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 11.2% in 2008, from 12.8% in 2007. After reaching unprecedented record high fuel prices during most of 2008, the fourth quarter provided some relief with falling fuel prices. Our fuel expense in 2008 decreased 1.6% due to falling diesel prices combined with internal initiatives to improve fuel efficiency. These initiatives enabled us to reduce idle times, reduce non-revenue miles, improve driver fuel productivity, and control out-of route miles. We also maintain a fuel surcharge program to assist us in recovering a portion of increased fuel costs. For the year ended December 31, 2008, our fuel surcharge was $171.4 million, compared to $112.2 million for the same period in 2007.

Operations and maintenance expense increased as a percentage of revenue, before fuel surcharge, to 7.1% in 2008, from 6.4% in 2007. The increase is mainly attributable to the fact that a higher percentage of our fleet was operated by company drivers, as opposed to independent contractors, during the 2008 period. Independent contractors pay for the maintenance of their own vehicles.

Insurance and claims expense as a percentage of revenue, before fuel surcharge, decreased to 4.4% for 2008, compared to 5.4% for 2007. During 2008, we saw meaningful benefits from continued improvement in insurance and claims expense. We implemented throughout our service centers the Smith Systems training, which is the leader in professional driver training with hands-on, behind-the-wheel, instructional training. We believe such training and other management efforts have been instrumental factors in reducing the severity and frequency of accidents.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, remained constant at 2.5% for 2008 and 2007.

Communications expense as a percentage of revenue, before fuel surcharge, increased slightly to 1.0% in 2008, from 0.9% in 2007.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, increased to 11.7% for 2008, from 10.9% in 2007. The increase is due to a higher percentage of our fleet being operated by company drivers, as opposed to independent contractors, and a reduction in our leased revenue equipment in favor of owned revenue equipment.

Lease expense for revenue equipment was near zero in 2008, compared to 0.1% for the same periods in 2007. As of December 31, 2008, we did not have any equipment under operating leases.

Purchased transportation represents the amount that independent contractors, as well as contracted carriers for our brokerage division, are paid to haul freight for us on a mutually agreed upon per-mile or per-shipment basis. Purchased transportation expense as a percentage of revenue, before fuel surcharge, decreased to 8.6% for the year ended 2008, from 8.7% for the same period in 2007. The slight decrease is due to the combination of a decrease in the percentage of our company fleet being operated by independent contractors, and an off-setting increase in payments to outside carriers for transportation services arranged by our brokerage division, which has experienced considerable growth over the last year. At December 31, 2008, 5.0% of our fleet was operated by independent contractors, compared to 6.1% at December 31, 2007. Excluding purchased transportation activities from our brokerage division, this expense as a percentage of revenue, before fuel surcharge, would have decreased to 2.9% for the year ended December 31, 2008, compared to 4.8% for the same period in 2007.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, increased to 2.5% for 2008, compared to 1.6% for 2007. Gains from the sale of used equipment are included in miscellaneous operating expenses. Gains from sale of equipment decreased 64.1%, to $1.8 million for the year ended December 31, 2008, compared to $4.9 million for the year ended December 31, 2007. Excluding gains from sale of used equipment, miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, increased to 2.8% for the year ended December 31, 2008, compared to 2.5% in 2007. The increase in this category is mainly due to a $1.7 million increase in bad debt expense in 2008.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 84.4% for 2008, compared to 82.9% for 2007.

Net interest and other income (expense) as a percentage of revenue, before fuel surcharge, decreased to 0.2% for 2008, compared to 0.3% for 2007. We had no outstanding debt at December 31, 2008 or 2007.

Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 40.2% for 2008 and 39.6% for 2007. The increase in our effective tax rate is mainly due to a reduction in excess tax benefits related to stock-based compensation.

As a result of the preceding changes, our net income, as a percentage of revenue, before fuel surcharge, was 9.4% for 2008, compared to 10.5% in 2007.

Liquidity and Capital Resources

The growth of our business has required, and will continue to require, a significant investment in new revenue equipment. Our primary sources of liquidity have been funds provided by operations, issuances of our common stock, and borrowings under our line of credit.

Net cash provided by operating activities was approximately $86.9 million, $141.4 million, and $118.4 million for the years ended December 31, 2009, 2008, and 2007, respectively. The decrease for 2009 is primarily due to a decrease in deferred income taxes payable, due to book and tax depreciation timing differences, resulting in an increase in cash paid for current income taxes in 2009, along with an increase in accounts receivable. Our capital expenditure excluding equipment sales decreased $22.0 million in 2009.

Net cash used in investing activities was approximately $60.4 million, $79.6 million, and $92.0 million for the years ended December 31, 2009, 2008, and 2007, respectively. The decrease is mainly due to a reduction in capital expenditures for revenue equipment in 2009. Capital expenditures for the purchase of revenue equipment, net of equipment sales and trade-ins, office equipment, and land and leasehold improvements, totaled $55.7 million, $81.3 million, and $91.9 million for the years ended December 31, 2009, 2008, and 2007, respectively. Excluding any acquisitions, we currently anticipate capital expenditures, net of trade-ins, of approximately $70.0 to $80.0 million for 2010. We expect these capital expenditures will be used primarily to acquire new revenue equipment.

Net cash used in financing activities was approximately $17.7 million for the year ended December 31, 2009, compared to cash used in financing activities of approximately $63.5 million for the year ended 2008. The decrease in cash used in financing activities is primarily due to a $48.7 million reduction in payments to repurchase our common stock. In 2009, we used $4.9 million to repurchase 389,000 shares of our common stock, compared to $53.6 million used to repurchase 3,590,044 shares of our common stock in 2008. Cash dividends paid in the current year also increased approximately $3.0 million, due to an increase in dividends paid to our shareholders. We increased our quarterly cash dividend from $0.04 per share to $0.05 per share in the second quarter of 2009.

At December 31, 2009, we had no outstanding debt. We currently maintain a line of credit, which permits revolving borrowings and letters of credit up to an aggregate of $50.0 million. At December 31, 2009, the line of credit consisted solely of issued but unused letters of credit totaling $35.2 million. We are obligated to comply with certain financial covenants under our line of credit agreement and were in compliance with these covenants at December 31, 2009.

As of December 31, 2009, our cash, cash equivalents, and short-term investments totaled $97.8 million, compared to $53.9 million as of December 31, 2008. Historically, during encouraging freight markets we have self-funded our growth by purchasing equipment with the cash generated from our operations. In 2009, we did not see the right strategic opportunity to deploy capital. We continue to evaluate opportunities to enhance shareholder returns, including fleet growth, acquisitions, dividends, share repurchases, and other strategic options.

We believe that we will be able to finance our near term needs for working capital over the next 12 months, as well as acquisitions of revenue equipment during such period, with cash, cash flows from operations, and borrowing available under our existing line of credit. We will have significant capital requirements over the long-term, which may require us to incur debt or seek additional equity capital. The availability of additional capital will depend upon prevailing market conditions, the market price of our common stock, and several other factors over which we have limited control, as well as our financial condition and results of operations. Nevertheless, based on our recent operating results, current cash position, anticipated future cash flows, and sources of available financing, we do not expect that we will experience any significant liquidity constraints in the foreseeable future.

Off-Balance Sheet Transactions

Our liquidity is not materially affected by off-balance sheet transactions. Like many other trucking companies, periodically we have utilized operating leases to finance a portion of our revenue equipment acquisitions. In 2009, we did not have any revenue equipment held under operating leases. Vehicles held under operating leases were not carried on our balance sheet, and lease payments with respect to such vehicles are reflected in our income statements in the line item "Lease expense – revenue equipment". Our rental expense related to revenue equipment leases was $0, $90,000, and $350,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

We also use operating leases to lease locations for certain of our service centers and for temporary trailer storage. These operating leases have termination dates ranging from January 2010 through 2014. Rental payments for such facilities and trailer storage are reflected in our Consolidated Statements of Income in the line item "Miscellaneous operating expenses". Rental payments for our facilities and trailer storage totaled $1.9 million, $1.7 million, and $1.6 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2009, our contractual obligations and payments due by corresponding period for our short and long term operating expenses and other commitments.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other
	Payments (in thousands) due by period					
Purchase obligations (revenue equipment)	$-[1]	$-[1]	$-	$-	$-	$-
Investment in Transportation Resource Partners (TRP III)	$14,574	$3,369	$8,091	$2,160	$954	$-
Operating Leases – Communication Equipment	$2,518	$1,259	$1,259	$-	$-	$-
Operating Leases – Buildings	$1,744	$846	$851	$47	$-	$-
ASC 740-10 Income Tax Obligations, including interest and penalties [2]	$321	$-	$-	$-	$-	$321
Total	$19,157	$5,474	$10,201	$2,207	$954	$321

(1) At December 31, 2009, we did not have any purchase obligations for revenue equipment. A portion of our purchase commitments for revenue equipment are currently under negotiation. Upon execution of the purchase commitments, we anticipate that purchase commitments under contract will have a net purchase price of approximately $31.6 million and will be paid throughout 2010. The balance of our expected net capital expenditures has not yet been negotiated.

(2) ASC 740-10 Income Tax Obligations represent potential liabilities relating to uncertain tax positions, including accrued interest and penalty. We are uncertain when this liability will be settled.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("GAAP") requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and accompanying notes. Management evaluates these estimates and assumptions on an ongoing basis, utilizing historical experience, consulting with experts, and using other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts would be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 to our consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies:

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is calculated by the straight-line method over the estimated useful life, which ranges from two to 30 years, down to an estimated salvage value of the property and equipment, which ranges from zero to 25% of the capitalized cost. We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. We both routinely and periodically review and make a determination whether the salvage value of our tractors and trailers is higher or lower than originally expected. This determination is based upon (i) market conditions in equipment sales, (ii) the guaranteed repurchase price with contracted dealerships, and (iii) the average miles driven on the equipment being sold. Future changes in our useful life or salvage value estimates, or fluctuation in market value that is not reflected in our estimates, could have a material effect in our results of operations. We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our property and equipment may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts may not be recoverable, we assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the property and equipment to the fair value and recognize any impairment loss. Our assets classified as held for sale are carried at the lower of cost or net selling value.

Claims Accrual. Reserves and estimates for claims is another of our critical accounting policies. The primary claims arising for us consist of cargo liability, personal injury, property damage, collision and comprehensive, workers' compensation, and employee medical expenses. We maintain self-insurance levels for these various areas of risk and have established reserves to cover these self-insured liabilities. We also maintain insurance to cover liabilities in excess of the self-insurance amounts. The claims reserves are adjusted quarterly and represent accruals for the estimated self-insured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. Our estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the specific facts of individual cases, the jurisdictions involved, estimates of future claims development, and the legal and other costs to settle or defend the claims. We have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of our insurance coverage, our profitability would be adversely affected.

In addition to estimates within our self-insured retention, we also must make judgments concerning our coverage limits. If any claim was to exceed our coverage limits, we would have to accrue for the excess amount. Our critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, we are not aware of any such claims. If one or more claims were to exceed our effective coverage limits, our financial condition and results of operations could be materially and adversely affected.

Accounting for Income Taxes. Income taxes are accounted for under the asset and liability method, in accordance with ASC 740-10 Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it were ever estimated that it is more likely than not that all or some portion of specific deferred tax assets will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. A valuation allowance for deferred tax assets has not been deemed necessary due to our profitable operations. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period.

Management judgment also is required regarding a variety of other factors, including, the appropriateness of tax strategies, expected future tax consequences based on our future performance, and to the extent tax strategies are challenged by taxing authorities, our likelihood of success. We utilize certain income tax planning strategies to reduce our overall cost of income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and in determining the likely range of defense and settlement costs, and an ultimate result worse than our expectations could adversely affect our results of operations.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

We adopted the provisions of ASC 740-10 Income Taxes relating to uncertain tax positions, on January 1, 2007. Further information related to the implementation is discussed in Note 3 to the consolidated financial statements.

Share-Based Payments. We have stock options outstanding under our stock compensation plan. Exercises are permitted in pre-determined installments based upon a vesting schedule established at the time of grant. Each stock option expires on a date determined at the time of the grant, but not to exceed ten years from the date of the grant.

The calculation of employee compensation expense involves estimates that require management judgments. These estimates include determining the value of each of our stock options on the date of grant using a Black-Scholes option-pricing model discussed in Note 8 to the consolidated financial statements. The fair value of our stock options is expensed on a straight-line basis over the vesting life of the options, which generally ranges between five to seven years. Expected volatility is based on historical volatility of our stock. The risk-free rate for periods within the contractual life of the stock option award is based on the rate of a zero-coupon Treasury bond on the date the stock option is granted with a maturity equal to the expected term of the stock option. Management judgment is required to estimate stock option exercises and forfeitures within our valuation model and management bases such decisions on historical data. The expected life of our stock option awards is derived from historical experience under our share-based payment plans and represents the period of time that we expect our stock options to be outstanding.

We have service based restricted stock awards outstanding. The compensation expense uses fair value recognition provisions of SFAS No. 123R under which we estimate the expense.

New Accounting Pronouncements

See Note 1 to our consolidated financial statements attached hereto for discussion of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk changes in interest rates on debt and from changes in commodity prices.

Under Financial Accounting Reporting Release Number 48 and SEC rules and regulations, we are required to disclose information concerning market risk with respect to foreign exchange rates, interest rates, and commodity prices. We have elected to make such disclosures, to the extent applicable, using a sensitivity analysis approach based on hypothetical changes in interest rates and commodity prices.

We do not currently use derivative financial instruments for risk management purposes and do not use them for either speculation or trading. Because our operations are confined mostly to the United States, we are not subject to a material foreign currency risk.

Interest Rate Risk

We are subject to interest rate risk to the extent we borrow against our line of credit or incur debt. We attempt to manage our interest rate risk by managing the amount of debt we carry. At December 31, 2009, we did not have any outstanding borrowings. In the opinion of management, an increase in short-term interest rates could have a materially adverse effect on our financial condition only if we incur substantial indebtedness and the interest rate increases are not offset by freight rate increases or other items. Management does not foresee or expect in the near future any significant changes in our exposure to interest rate fluctuations or in how that exposure is managed by us.

Commodity Price Risk

We are subject to commodity price risk with respect to purchases of fuel. Historically, we have sought to recover a portion of our short-term fuel price increases from customers through fuel surcharges. Fuel surcharges that can be collected do not always fully offset an increase in the cost of diesel fuel. We believe that the majority of the fuel price increases are generally passed to our customers.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated balance sheets of Knight Transportation, Inc. and subsidiaries, as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, together with the related notes and the report of Deloitte & Touche LLP, our independent registered public accounting firm, are set forth beginning at page III-34 in this report.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We did not change or have any disagreements with our accountants on accounting and financial disclosure during the year ended December 31, 2009.

CONTROLS AND PROCEDURES

In accordance with the requirements of the Exchange Act and SEC rules and regulations promulgated thereunder, we have established and maintain disclosure controls and procedures and internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all error, misstatements, or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Letter to Shareholders

Proxy Statement

2009 Annual Report

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, as of December 31, 2009, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

No changes occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2009, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management's evaluation under the criteria set forth in *Internal Control - Integrated Framework,* management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the internal control over financial reporting of Knight Transportation, Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 1, 2010 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Phoenix, Arizona
March 1, 2010

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We incorporate by reference the information contained under the headings "Proposal No. 1 - Election of Directors," "Continuing Directors," "Corporate Governance - Our Executive Officers and Certain Significant Employees," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Audit Committee," "Corporate Governance - Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance - Code of Ethics," from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2010 Annual Meeting of Shareholders to be held May 20, 2010.

EXECUTIVE COMPENSATION

We incorporate by reference the information contained under the headings "Executive Compensation," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee - Compensation Committee Interlocks and Insider Participation," and "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee – Report of the Compensation Committee" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2010 Annual Meeting of Shareholders to be held May 20, 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides certain information, as of December 31, 2009, with respect to our compensation plans and other arrangements under which shares of our common stock are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining eligible for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,383,643	$15.05	3,632,151
Equity compensation plans not approved by security holders	-	-	-
Total	4,383,643	$15.05	3,632,151

In 2009, we granted to our employees 1,409,500 restricted stock units, which are not included in the number of securities to be issued upon exercise of outstanding options, warrants and rights, as listed in Column A above. This is a service based award that will vest gradually over a 13-year period, beginning January 31, 2011.

We incorporate by reference the information contained under the heading "Security Ownership of Certain Beneficial Owners and Management" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2010 Annual Meeting of Shareholders to be held May 20, 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate by reference the information contained under the headings "Certain Relationships and Related Transactions," and "Corporate Governance - The Board of Directors and Its Committees" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2010 Annual Meeting of Shareholders to be held May 20, 2010.

PRINCIPAL ACCOUNTING FEES AND SERVICES

We incorporate by reference the information contained under the heading "Principal Accounting Fees and Services" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2010 Annual Meeting of Shareholders to be held May 20, 2010.

FINANCIAL STATEMENTS

Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2009 and 2008

Consolidated Statements of Income for the years ended December 31, 2009, 2008, and 2007

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2009, 2008, and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008, and 2007

Notes to Consolidated Financial Statements

ADDITIONAL INFORMATION

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting David A. Jackson, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

Letter to Shareholders

Proxy Statement

2009 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Knight Transportation, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Knight Transportation, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Phoenix, Arizona
March 1, 2010

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2009 and 2008
(In thousands)

Assets	2009	2008
Current Assets:		
Cash and cash equivalents	$30,812	$22,027
Short-term investments	66,942	31,877
Trade receivables, net of allowance for doubtful accounts of $3,204 and $4,317, respectively	73,430	70,810
Notes receivable, net of allowance for doubtful notes receivable of $298 and $93, respectively	4,361	159
Prepaid expenses	7,323	7,108
Assets held for sale	12,258	10,014
Other current assets	3,571	3,244
Income tax receivable	-	774
Current deferred tax assets	5,755	6,480
Total current assets	204,452	152,493
Property and Equipment:		
Land and land improvements	31,918	28,556
Buildings and improvements	69,321	58,365
Furniture and fixtures	7,562	7,472
Shop and service equipment	5,977	4,970
Revenue equipment	548,477	558,561
Leasehold improvements	1,875	1,185
	665,130	659,109
Less: accumulated depreciation and amortization	(204,091)	(186,881)
Property and equipment, net	461,039	472,228
Notes receivable, net of current portion	2,906	674
Goodwill	10,333	10,353
Intangible assets, net	114	176
Long-term deferred tax assets	-	5,877
Other long-term assets & restricted cash	7,629	5,139
Total assets	$686,473	$646,940

The accompanying notes are an integral part of these consolidated financial statements.

Letter to Shareholders

Proxy Statement

2009 Annual Report

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2009 and 2008
(In thousands, except par value)

Liabilities and Shareholders' Equity	2009	2008
Current Liabilities:		
Accounts payable	$14,022	$6,195
Accrued payroll and purchased transportation	6,170	7,432
Accrued liabilities	11,199	6,273
Claims accrual – current portion	14,298	15,239
Dividend payable on restricted stock units	70	-
Total current liabilities	45,759	35,139
Long-term Liabilities:		
Claims accrual – long-term portion	12,421	15,236
Deferred tax liabilities	108,135	112,661
Total long-term liabilities	120,556	127,897
Total liabilities	166,315	163,036
Commitments and Contingencies (Note 4)		
Shareholders' Equity:		
Preferred stock, $0.01 par value; 50,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 300,000 shares authorized; 83,302 and 83,383 shares issued and outstanding at December 31, 2009 and 2008, respectively	833	834
Additional paid-in capital	115,348	108,885
Retained earnings	403,977	374,185
Total shareholders' equity	520,158	483,904
Total liabilities and shareholders' equity	$686,473	$646,940

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Income
For the Years Ended December 31, 2009, 2008 and 2007
(In thousands, except per share data)

	2009	2008	2007
Revenue:			
Revenue, before fuel surcharge	$571,496	$595,563	$601,359
Fuel surcharge	80,225	171,372	112,224
Total revenue	651,721	766,935	713,583
Operating Expenses:			
Salaries, wages and benefits	198,815	210,939	201,856
Fuel	140,385	237,893	189,055
Operations and maintenance	42,826	42,195	39,083
Insurance and claims	22,087	26,113	32,440
Operating taxes and licenses	13,450	14,941	14,754
Communications	5,407	5,873	5,539
Depreciation and amortization	71,444	69,821	65,688
Lease expense - revenue equipment	-	90	350
Purchased transportation	61,802	51,463	52,370
Miscellaneous operating expenses	13,509	14,949	10,006
Total operating expenses	569,725	674,277	611,141
Income from operations	81,996	92,658	102,442
Other Income:			
Interest income	1,534	1,236	1,315
Other income	365	194	668
Total other income	1,899	1,430	1,983
Income before income taxes	83,895	94,088	104,425
Income Taxes	33,332	37,827	41,302
Net income	$50,563	$56,261	$63,123
Basic Earnings Per Share	$0.61	$0.66	$0.73
Diluted Earnings Per Share	$0.60	$0.66	$0.72
Weighted Average Shares Outstanding - Basic	83,230	85,342	86,391
Weighted Average Shares Outstanding - Diluted	83,632	85,846	87,240

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	Common Stock				
	Shares Issued	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2007	86,111	$861	$94,220	$331,014	$426,095
Exercise of stock options	577	6	3,822	-	3,828
Issuance of common stock	9	-	174	-	174
Excess tax benefit of stock option exercises	-	-	1,604	-	1,604
Employee stock-based compensation expense	-	-	2,630	-	2,630
FIN48 adoption	-	-	-	(394)	(394)
Cash dividend	-	-	-	(9,510)	(9,510)
Net income	-	-	-	63,123	63,123
Balance, December 31, 2007	86,697	$867	$102,450	$384,233	$487,550
Exercise of stock options	268	3	2,357	-	2,360
Issuance of common stock	8	-	135	-	135
Stock repurchases	(3,590)	(36)	-	(53,539)	(53,575)
Excess tax benefit of stock option exercises	-	-	592	-	592
Employee stock-based compensation expense	-	-	3,351	-	3,351
Cash dividend	-	-	-	(12,770)	(12,770)
Net income	-	-	-	56,261	56,261
Balance, December 31, 2008	83,383	$834	$108,885	$374,185	$483,904
Exercise of stock options	302	3	2,554	-	2,557
Issuance of common stock	6	-	112	-	112
Stock repurchases	(389)	(4)	-	(4,895)	(4,899)
Excess tax benefit of stock option exercises	-	-	508	-	508
Employee stock-based compensation expense	-	-	3,289	-	3,289
Cash dividends paid and dividends accrued	-	-	-	(15,876)	(15,876)
Net income	-	-	-	50,563	50,563
Balance, December 31, 2009	83,302	$833	$115,348	$403,977	$520,158

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	2009	2008	2007
Cash Flows From Operating Activities:			
Net income	$50,563	$56,261	$63,123
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	71,444	69,821	65,688
Gain on sale of equipment	(2,802)	(1,770)	(4,927)
Earn-out on sold investment	-	(225)	(188)
Gain from insurance claim settlement	(388)	-	-
Building impairment due to fire	-	-	412
Non-cash compensation expense for issuance of common stock to certain members of board of directors	112	135	174
Provision for allowance for doubtful accounts and notes receivable	2,833	3,580	213
Deferred income taxes	2,077	17,093	9,604
Excess tax benefits related to stock-based compensation	(446)	(517)	(1,431)
Stock option compensation expense	3,289	3,351	2,630
Changes in assets and liabilities:			
Increase in short-term investments	(35,065)	(24,257)	(7,620)
(Increase) decrease in trade receivables	(4,539)	14,159	(3,460)
(Increase) decrease in other current assets	(377)	515	159
(Increase) decrease in prepaid expenses	(215)	1,668	(434)
Decrease (increase) in income tax receivable	774	2,784	(3,558)
Decrease (increase) in other long-term assets	43	(63)	(415)
(Decrease) increase in accounts payable	(819)	(1,167)	1,161
Increase (decrease) in accrued liabilities and claims accrual	415	70	(2,768)
Net cash provided by operating activities	86,899	141,438	118,363
Cash Flows From Investing Activities:			
Purchases of property and equipment	(95,478)	(117,504)	(135,219)
Proceeds from sale of equipment/assets held for sale	39,773	36,222	43,355
Proceeds from insurance claim settlement	699	-	-
Cash receipt from notes receivable	3,857	1,512	-
Cash payment for notes receivable	(6,750)	-	(156)
Acquisition-related contingent payment	-	-	(135)
(Increase) decrease in restricted cash	(2,251)	25	-
Investments in Transportation Resource Partners	(306)	(120)	(488)
Return of investment in Transportation Resource Partners	43	10	449
Proceeds/earn-out from sale of investment in Concentrek, Inc.	-	225	188
Net cash used in investing activities	(60,413)	(79,630)	(92,006)
Cash Flows From Financing Activities:			
Dividends paid	(15,805)	(12,770)	(9,510)
Payments to repurchase company stock	(4,899)	(53,576)	-
Excess tax benefits related to stock-based compensation	446	517	1,431
Proceeds from exercise of stock options	2,557	2,360	3,828
Net cash used in financing activities	(17,701)	(63,469)	(4,251)
Net increase (decrease) in Cash and Cash Equivalents	8,785	(1,661)	22,106
Cash and Cash Equivalents, beginning of year	22,027	23,688	1,582
Cash and Cash Equivalents, end of year	$30,812	$22,027	$23,688
Supplemental Disclosures:			
Non-cash investing and financing transactions:			
Equipment acquired included in accounts payable	$8,689	$43	$10,424
Dividend accrued for restricted stock units	$70	-	-
Effect of adoption of new accounting standard for uncertain income tax positions	-	-	$394
Retirement of company stock	$4,899	$53,575	-
Transfer from property and equipment to assets held for Sale	$30,554	$14,863	$27,338
Financing provided to owner operators for equipment sold	$4,455	$1,452	$1,573
Cash flow information:			
Income taxes paid	$27,387	$17,338	$38,330

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

1. Organization and Summary of Significant Accounting Policies

a. Nature of Business

Knight Transportation, Inc. (an Arizona corporation) and subsidiaries (the Company) is a short to medium-haul truckload carrier of general commodities headquartered in Phoenix, Arizona. The Company also has service centers located throughout the United States. The Company provides truckload carrier dry van, temperature-controlled, intermodal and brokerage services. The Company is subject to regulation by the Department of Transportation and various state regulatory authorities.

b. Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include Knight Transportation, Inc., and its wholly owned subsidiaries (the Company). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents are comprised of short-term, highly liquid instruments with insignificant interest rate risk and original maturities of three months or less.

Short-term Investments - Short-term investments are held for trading and comprised of debt securities with effective maturities of greater than three months and represent an investment of cash that is available for current operations. These debt securities are recorded at fair value with realized and unrealized gains and losses included in interest income on our consolidated statements of income. At December 31, 2009, our short term investments primarily consisted of municipal securities. Our short-term investments did not experience any significant unrealized gain or loss for the period.

Fair Value Measurements – Effective January 1, 2009, the company adopted ASC 820-10 Fair Value Measurements and Disclosure for non-recurring fair value measurements of non-financial assets and liabilities. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard establishes a three-level hierarchy for fair value measurements based upon the significant inputs used to determine fair value. Observable inputs are those which are obtained from market participants external to the company while unobservable inputs are generally developed internally, utilizing management's estimates, assumptions, and specific knowledge of the nature of the assets or liabilities and related markets. The three levels are defined as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company's assumptions about the pricing of an asset or liability.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be measured at fair value as of December 31, 2009 and 2008.

			Level One		Level Two		Level Three	
	Balance at December 31, 2009	Balance at December 31, 2008	Balance at December 31, 2009	Balance at December 31, 2008	Balance at December 31, 2009	Balance at December 31, 2008	Balance at December 31, 2009	Balance at December 31, 2008
				(In thousands)				
Assets:								
Money market funds	$26,895	$19,305	$26,895	$19,305	-	-	-	-
Short-term investments	$66,942	$31,877	-	-	$66,942	$31,877	-	-
Restricted cash – money market funds	$731	-	$731	-	-	-	-	-
Restricted long-term investments	$2,090	-	-	-	$2,090	-	-	-

Notes Receivable – The Company provides financing to independent contractors and third parties on equipment sold or leased under the Company's equipment sale program. Most of the notes are collateralized by revenue equipment and are due in weekly installments, including principal and interest payments ranging from 9% to 14%, over periods generally from six months to three years. The Company had 185 and 27 loans outstanding from independent contractors and third parties as of December 31, 2009, and 2008, respectively.

In 2009, the Company provided loans to US West Agriculture Exporters, LLC, a transportation company that does business with their drayage operations, and in which a sibling of two of the executive officers is a 33% stockholder (See Note 6 related party transactions). The US West Agriculture Exporters, LLC notes and interest due at December 31, 2009 was approximately $3.8 million and $103,000, respectively. The terms of the loan call for repayment over the next seven months.

The notes receivable balances are classified separately between current and long-term in the balance sheet. The current and long-term balance of our notes receivable at December 31, 2009 and 2008 are as follows:

	2009	2008
	(In thousands)	
Notes receivable from independent contractors	$1,808	$926
Notes receivable from US West Agriculture, LLC	3,841	-
Notes receivable from third parties	1,637	-
Net investment in direct financing and sales-type leases	279	-
Gross notes receivable	7,565	926
Allowance for doubtful notes receivable	(298)	(93)
Total notes receivable net of allowance	$7,267	$833
Current portion (net of allowance)	$4,361	159
Long-term portion	$2,906	$674

The following lists the components of the net investment in direct financing and sales-type leases as of December 31, 2009 and 2008:

	2009	2008
	(In thousands)	
Total minimum lease payments to be received	$302	-
Less: unearned income	(23)	-
Net investment in direct financing and sales-type leases	$279	-

The current and long-term portion of the Company's net investment in direct financing and sales-type leases is included in notes receivable in the accompanying consolidated balance sheets. The interest method is used to amortize unearned income, which amortizes unearned income to income over the lease term so as to produce a constant periodic rate of return on the net investment in each lease. The amortization of unearned income is included in interest income and other in the accompanying consolidated statements of operations.

As of December 31, 2009, future minimum lease payments to be received in 2010 to 2012 are $134,000, $102,000, and $43,000, respectively.

Assets Held for Sale - The Company had $12.3 million and $10.0 million of revenue equipment that will not be utilized in continuing operations and is being held for sale as of December 31, 2009 and 2008, respectively. Assets held for sale are not subject to depreciation, and are recorded at the lower of depreciated value or fair market value less selling costs. The Company periodically reviews the carrying value of these assets for possible impairment. No significant impairment was recorded in 2009 or 2008. The Company expects to sell these assets and replace them with new assets within 12 months.

Other Current Assets - Included in other current assets are inventories of tires, spare parts, and fuel.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment are calculated by the straight-line method over the following estimated useful lives:

	Years
Land improvements	5 - 10
Buildings and improvements	15 - 30
Furniture and fixtures	3 - 5
Shop and service equipment	2 - 5
Revenue equipment	5 - 10
Leasehold improvements	1 - 5

The Company expenses repairs and maintenance as incurred. For the years ended December 31, 2009, 2008, and 2007, repairs and maintenance expense totaled approximately $19.4 million, $19.1 million, and $18.1 million, respectively, and is included in operations and maintenance expense in the accompanying consolidated statements of income.

The Company periodically reviews the reasonableness of its estimates regarding useful lives and salvage values for revenue equipment and other long-lived assets based upon, among other things, the Company's experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice.

Tires on revenue equipment purchased are capitalized as a part of the equipment cost and depreciated over the life of the vehicle. Replacement tires and recapping costs are expensed when placed in service.

Restricted Cash - In connection with the Company's self-insurance program, $2.8 million and $570,000 has been set aside in escrow accounts to meet statutory requirements at December 31, 2009 and 2008, respectively. This cash is recorded under the line item "Other long-term assets & restricted cash" on the Company's consolidated balance sheets.

Other Long-term Assets & Restricted Cash include:

	2009	2008
	(In thousands)	
Investment in Transportation Resource Partners (TRP)	$3,703	$3,747
Investment in Transportation Resource Partners III (TRP III)	426	120
Restricted Cash	2,821	570
Other	679	702
	$7,629	$5,139

In 2003, the Company signed a partnership agreement with Transportation Resource Partners, LP ("TRP"), a company that makes privately negotiated equity investments. Per the original partnership agreement, the Company committed to pledge $5.0 million out of approximately $260.0 million total, for a 1.9% ownership interest. In early 2006, the Company increased the commitment amount to $5.5 million. Contributions to TRP are accounted for using the cost method as the level of influence over the operations of TRP is minor. In 2009, the Company received $42,952 proceeds from TRP as a result of a recapitalization in one of the equity investments. The proceeds are treated as a return of investment. At December 31, 2009, the Company's ownership interest in TRP was about 2.3%, with a carrying book balance $3.7 million. Unfunded commitment to TRP has expired as of December 31, 2009.

In 2008, the Company formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2009, the Company has contributed $426,000 to TRP III. The Company's outstanding commitment to TRP III was approximately $14.6 million as of December 31, 2009.

Impairment of Long-Lived Assets – ASC 360-10 *Property, Plant and Equipment* provides a single accounting model for the assessment of impairment of long-lived assets. In accordance with ASC 360-10, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets classified as held for sale are presented in the Company's consolidated balance sheets at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The revenue equipment classified as held for sale is presented in "assets held for sale" on the Company's consolidated balance sheets. Recoverability of long-lived assets is dependent upon, among other things, the Company's ability to continue to achieve profitability in order to meet its obligations when they become due. In the opinion of management, based upon current information, the carrying amount of long-lived assets will be recovered by future cash flows generated through the use of such assets over their respective estimated useful lives.

Goodwill & Intangibles, net - Goodwill is not amortized but is reviewed for impairment at least annually (December 31), or more frequently should any of the circumstances as listed in ASC 350-20, Goodwill occur. ASC 350-20 requires that goodwill be tested for impairment at the reporting unit level at least annually, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of the reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company completed this annual test as of December 31, 2009, and no adjustment was determined to be necessary. The Company has no accumulated goodwill impairment loss from prior years.

During fiscal year 2006, the Company recorded approximately $1.8 million of goodwill and $310,000 finite lived intangible assets in connection with the acquisition of most of the trucking assets of Roads West. In 2007, the Company paid Roads West $135,000 for an earn-out, representing the final earn-out under the purchase agreement. The earn-out paid in 2007 was recorded as additional goodwill related to this acquisition. The basis of goodwill for tax purposes was determined to be in excess of the book basis of goodwill. Under this circumstance, ASC 740 Income Tax requires that the goodwill be separated into two components for the acquisitions before the adoption of ASC 805 Business Combination. The first component is equivalent to book goodwill and future tax amortization of this component is treated as a temporary difference, for which a deferred tax liability is established. The second component is the excess tax goodwill over the book goodwill, for which no deferred taxes are recognized. The tax benefit from the recognition on the tax return of the amortization of the second component is treated as a reduction in the book basis of goodwill. The finite lived intangible portion will be amortized using the straight-line method over a five year period.

All goodwill was recorded in connection with the Company's asset-based segment. The changes in the carrying amounts of goodwill were as follows:

	2009	2008
	(In thousands)	
Goodwill at beginning of period	$10,353	$10,372
Amortization relating to deferred tax assets	(20)	(19)
Goodwill at end of period	$10,333	$10,353

Intangible assets consist of the following:

	2009	2008
	(In thousands)	
Intangible assets at beginning of period	$176	$238
Amortization	(62)	(62)
Intangible assets at end of period	$114	$176

Intangible assets are being amortized straight-line over a five year period. Annual amortization expense is expected to be $62,000 for fiscal years 2010 and $52,000 for fiscal year 2011.

Claims Accrual - The claims reserves represent accruals for the estimated uninsured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. These estimates are based on historical information, primarily the Company's claims experience and the experience of the Company's third party administrator, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. The significant level of the Company's self-insured retention for personal injury and property damage claims illustrates the importance and potential impact of these estimates.

Revenue Recognition - The Company recognizes revenues, for both asset-based and non-asset-based operations, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. These conditions are met upon delivery. ASC 605-45 Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. Pursuant to this guidance, revenue for both asset-based and non-asset-based operations is reported on a gross basis.

Income Taxes - The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance for deferred tax assets has not been deemed necessary due to the Company's profitable operations.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Financial Instruments - The Company's financial instruments include cash equivalents, short-term investments, trade receivables, notes receivable and accounts payable. Due to the short-term nature of cash equivalents, short-term investments, trade receivables, accounts payable, and related party notes receivable, the fair value of these instruments approximates their recorded value.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and notes receivable. The Company's three largest customers for each of the years 2009, 2008, and 2007, aggregated approximately 12%, 11%, and 10% of revenues, respectively. Balances due from the three largest customers account for approximately 13% of the total trade receivable balance as of December 31, 2009. Revenue from the Company's single largest customer represented approximately 4% of total revenues for each of the years 2007 to 2009. Balance due from the largest customer accounts for approximately 6% of the total trade receivable balance as of December 31, 2009.

Earnings Per Share - A reconciliation of the numerator (net income) and denominator (weighted average number of shares outstanding) of the basic and diluted earnings per share ("EPS") computations for 2009, 2008, and 2007 are as follows (in thousands, except per share data):

	2009			2008			2007		
	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS	$50,563	83,230	$.61	$56,261	85,342	$0.66	$63,123	86,391	$0.73
Effect of stock Options & restricted stocks	-	402	-	-	504	-	-	849	-
Diluted EPS	$50,563	83,632	$.60	$56,261	85,846	$0.66	$63,123	87,240	$0.72

Certain shares of common stock were excluded in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be anti-dilutive. A summary of those options for the twelve months ended December 31, 2009, 2008, and 2007, respectively, is as follows:

	2009	2008	2007
Number of anti-dilutive shares	1,541,105	1,660,035	1,253,415

Segment Information – The Company has determined that it has two reportable segments. The Company's reportable segments consist of (i) asset-based segment and (ii) non-asset-based segment. The assets-based segment includes dry van, temperature-controlled, and drayage operations with service centers located throughout the United States. Each of the asset-based service centers have similar economic characteristics, as they all provide short-to-medium haul truckload carrier services of general commodities to a similar class of customers. As a result, the Company has determined that it is appropriate to aggregate these service centers into one reportable segment consistent with the guidance in ASC Sub-Topic 280-10, Segment Reporting. Accordingly, the Company has not presented separate financial information for each of these service centers. The Company has determined that its non-assets-based segment qualifies as a reportable segment under ASC Sub-Topic 280-10. However, because its results of operations are not material to the Company's consolidated financial statements as a whole and it does not meet any of the quantitative tests for reportable segments set out in ASC Sub-Topic 280-10, the Company has not presented separate financial information for this segment. For the year ended December 31, 2009, the brokerage segment accounted for 5.7% of the consolidated revenue, 2.4% of the consolidated net income, and 1.1% of the consolidated assets. Revenue from the brokerage segment, including intercompany transactions and fuel surcharge, for the year ended December 31, 2009 was $37.2 million, compared to $41.0 million a year ago. Net income for the brokerage segment was approximately $1.2 million for the year ended December 31, 2009, compared to $1.0 million a year ago, and the brokerage segment had assets at December 31, 2009 of $7.2 million, compared to $6.4 million a year ago.

New Accounting Pronouncements

On January 21, 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the adoption of ASU 2009-06 to have a material impact on the consolidated financial statements.

In June 2009, the FASB issued ASU 2009-17. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R).The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements.

In August 2009, the FASB issued ASU 2009-05 to provide guidance on measuring the fair value of liabilities under ASC 820-10, Fair Value Measurement and Disclosure. This guidance is effective for fiscal years and interim periods beginning after issuance. The Company does not expect the adoption of ASU 2009-05 to have a material impact on the consolidated financial statements.

In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles (ASC 105). This Statement establishes FASB Accounting Standards Codification as the source of authoritative accounting principles to be applied by all non-governmental entities. ASC 105-10 is effective for interim and annual periods ending after September 15, 2009. The Company adopted ASC 105 on July 1, 2009. The adoption of this statement did not have a material impact on the financial statements and only resulted in modifications in accounting references in the footnotes and disclosures.

In May 2009, the FASB issued ASC 810-10, Consolidation. This Statement amends prior guidance and revises accounting and reporting requirements for entities' involvement with variable interest entities. The provisions of ASC 810-10 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009. The Company is currently evaluating what impact, if any, the adoption of the Statement will have on the consolidated financial statements.

In May 2009, the FASB issued ASC 855-10, Subsequent Events, to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new disclosure requirement is effective for interim reporting periods ending after June 15, 2009. The Company adopted ASC 855-10 on April 1, 2009 and provided the required disclosures.

In February 2010, FASB issued ASU 2010-09 Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company adopted ASU 2010-09 in February 2010 and did not disclose the date the financial statements are available to be issued.

In April 2009, the FASB issued ASC 825-10-50, Financial Instruments, to require disclosures about the fair value of financial instruments during interim reporting periods. The new disclosure requirements are effective for interim reporting periods ending after June 15, 2009. The adoption of this staff position resulted in additional quarterly disclosures only.

In December 2007, the FASB issued ASC 810-10, Consolidation. This statement amends prior guidance and revises accounting and reporting requirements for non-controlling interests (formerly minority interests) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, non-controlling interests will be classified as equity, and income attributed to the non-controlling interest will be included in the Company's income. The provisions of this standard are applied retrospectively upon adoption. The Company adopted ASC 810-10 on January 1, 2009, and it did not have a material impact on the consolidated results.

In December 2007, the FASB issued ASC 805, Business Combinations. ASC 805 clarifies and amends the accounting guidance for how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree. The provisions of ASC 805-10 are effective for the Company for any business combinations occurring on or after January 1, 2009. The Company adopted ASC 805 on January 1, 2009. The adoption did not have a material impact to the Company's financial statements.

2. Line of Credit and Long-Term Debt

The Company had no long-term debt at December 31, 2009 or 2008. The Company maintains a revolving line of credit, with a maturity date of September 30, 2010, which permits revolving borrowings and letters of credit totaling $50.0 million in the aggregate, with principal due at maturity and interest payable monthly at two options (prime or LIBOR plus 0.625%). At December 31, 2009, the line of credit consisted solely of issued but unused letters of credit totaling $35.3 million, which leaves $14.7 million for future borrowing under the line of credit.

Under the line of credit, the Company is required to maintain certain financial ratios and covenants. The Company was in compliance with its financial ratios and covenants at December 31, 2009.

3. Income Taxes

Income tax expense consists of the following (in thousands):

	2009	2008	2007
Current income taxes:			
Federal	$26,858	$16,554	$27,238
State	4,398	4,180	4,460
	31,256	20,734	31,698
Deferred income taxes:			
Federal	2,925	14,410	7,712
State	(849)	2,683	1,892
	2,076	17,093	9,604
	$33,332	$37,827	$41,302

The effective income tax rate is different than the amount which would be computed by applying statutory corporate income tax rates to income before income taxes. The differences are summarized as follows (in thousands):

	2009	2008	2007
Tax at the statutory rate (35%)	$29,363	$32,931	$36,549
State income taxes, net of federal benefit	2,009	3,363	3,394
Nondeductible driver per diem	1,895	2,260	2,598
Other, net	65	(727)	(1,239)
	$33,332	$37,827	$41,302

The net effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Short-term deferred tax assets:		
Claims accrual	$5,002	$5,878
Other	2,727	2,431
	$7,729	$8,309
Short -term deferred tax liabilities:		
Prepaid expenses deducted for tax purposes	(1,974)	(1,829)
Short-term deferred tax assets, net	$5,755	$6,480
Long-term deferred tax assets:		
Claims accrual	$-	$5,877
Long-term deferred tax liabilities:		
Property and equipment depreciation	$112,876	$112,661
Claims accrual	(4,741)	-
Long-term deferred liabilities, net	$108,135	$112,661

Included in the Company's consolidated balance sheets at December 31, 2009 is approximately $2.6 million for income tax payable. In management's opinion, it is more likely than not that the Company will be able to utilize its deferred tax assets in future periods.

The Company adopted new provisions for accounting for uncertain tax positions codified in ASC 740 Income Taxes effective January 1, 2007. This interpretation was issued to clarify accounting for uncertain tax positions recognized in financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. As a result of ASC 740 implementation, at January 1, 2007, the Company recorded a $394,000 net decrease in retained earnings. As of the date of adoption, and after accounting for the cumulative effect of the adjustment noted above, the Company's unrecognized tax benefits as of January 1, 2007, totaled approximately $405,000. During the third quarter of 2007, the Company resolved certain tax positions relating to the 2006 tax year, leaving unrecognized tax benefits of approximately $195,000 as of December 31, 2007. The balance remains unchanged at $195,000 at December 31, 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2009, 2008, and 2007 is as follows (in thousands):

Unrecognized Tax Benefits:	2009	2008	2007
Beginning Balance	$195	$195	$405
Additions based on tax positions related to the current year	-	-	-
Additions for tax positions of prior years	-	-	-
Reductions for tax positions of prior years	-	-	(210)
Lapse of statute	-	-	-
Settlements	-	-	-
Ending Balance	$195	$195	$195

The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods was approximately $126,000 as of December 31, 2009.

Potential interest and penalties accrual related to unrecognized tax benefits are recognized as a component of income tax expense. During both 2009 and 2008, the Company accrued $16,000 for interest and nothing for penalties relating to unrecognized tax benefits. Accrued interest as of December 31, 2009 and 2008 was $78,000 and $62,000, respectively. Accrued penalties were $49,000 as of December 31, 2009 and 2008.

The Company files U.S. and state income tax returns with varying statutes of limitations. The 2006 through 2009 tax years generally remain subject to examination by federal authority, and the 2005 through 2009 tax years generally remain subject to examination by state tax authorities. The Company does not believe the unrecognized tax benefits will change significantly over the next 12 months.

4. Commitments and Contingencies

a. Purchase Commitments

The Company's purchase commitments for revenue equipment are currently under negotiation. Upon execution of the purchase commitments, the Company anticipates that purchase commitments under contract will have a net purchase price of approximately $31.6 million and will be paid throughout 2010.

b. Investment Commitments

In 2003, the Company signed a partnership agreement with Transportation Resource Partners (TRP), a company that makes privately negotiated equity investments. Per the original partnership agreement, the Company committed to pledge $5.0 million to TRP. In 2006, the Company increased the commitment amount to $5.5 million. The Company's carrying book balance of its investment in TRP was $3.7 million at December 31, 2009 and 2008. The unfunded commitment to TRP has expired as of December 31, 2009.

During the fourth quarter of 2008, the Company formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2009, the Company has contributed $426,000 to TRP III. The outstanding commitment to TRP III was approximately $14.6 million as of December 31, 2009.

c. Operating Leases

The Company periodically leases certain service center building facilities under non-cancelable operating leases. Rental expense for these facilities is included as an operating expense under "Miscellaneous operating expenses" on the Company's consolidated statements of income. Building rental expense related to these lease agreements totaled approximately $1.9 million, $1.7 million, and $1.6 million for the year ended December 31, 2009, 2008, and 2007, respectively.

The Company has signed certain communication equipment agreements under non-cancelable operating leases. The lease terms will expire in 2011.

Future minimum lease payments under non-cancelable operating leases are as follows:

Year Ending December 31,	Amount (in thousands)
2010	$2,105
2011	1,686
2012	333
2013	91
2014	47
Total	$4,262

Periodically the Company leases certain revenue equipment under non-cancelable operating leases. Rental expense for these leases is reflected as an operating expense under "Lease expense - revenue equipment" on the Company's consolidated statements of income. The Company did not lease any revenue equipment in 2009. Rent expense relating to these operating leases totaled approximately $90,000 and $350,000 for the years ended December 31, 2008 and 2007.

d. Other

The Company is involved in certain legal proceedings arising in the normal course of business. In the opinion of management, the Company's potential exposure under any currently pending or threatened legal proceedings will not have a materially adverse effect upon the Company's financial position or results of operations.

5. Claims Accrual

The primary claims arising for the Company consist of auto liability (personal injury and property damage), cargo liability, collision, comprehensive and workers' compensation. The Company is insured against auto liability claims under a self-insured retention ("SIR") policy with retention ranging from $1.0 million to $1.5 million per occurrence depending on the applicable policy year. For the policy year from February 1, 2007 to January 31, 2008, the Company was self-insured for personal injury and property damage liability, cargo liability, collision and comprehensive, with a SIR level of $1.5 million per occurrence, and was also responsible for an additional $1.5 million in "aggregate" losses for claims that exceed the $1.5 million SIR. For the policy year from February 1, 2008 to January 31, 2009, the Company's SIR and its responsibility for the additional "aggregate" losses was reduced to $1.0 million. For the policy year from February 1, 2009 to January 31, 2010, the Company's SIR was increased back to $1.5 million, with no responsibility for additional "aggregate" losses. For the policy year February 1, 2010 to January 31, 2011 the Company's SIR remained constant at $1.5 million with no responsibility for additional "aggregate" losses. The Company is also self insured for workers' compensation, with self-retention level of $500,000 per occurrence. The Company establishes reserves to cover these self-insured liabilities and maintains insurance to cover liabilities in excess of those amounts. The Company's insurance policies provided for excess personal injury and property damage liability up to a total of $55.0 million per occurrence.

The Company also maintains excess coverage for employee medical expenses and hospitalization. The self retention amount for employee medical health was $225,000 per claimant for 2009 and will remain at this amount for 2010.

6. Related Party Transactions

During 2007 and 2006, the Company paid approximately $207,000 and $163,000, respectively, for legal and consulting services to a law firm and consulting firm owned in part by a member of the Company's Board of Directors. This member resigned from the Company's Board of Directors in November 2007.

In September 2005, the Company sold 100% of its investment interest in Concentrek. In April 1999, the Company acquired a 17% interest in Concentrek and Randy, Kevin, Gary, and Keith Knight, and members of Concentrek's management, owned the remaining 83%. The Company made loans to Concentrek to fund start-up costs. The Company received proceeds from the sale that satisfied all outstanding loans and investments in Concentrek, resulting in a net gain of approximately $600,000 in 2005. Subsequent to the sale of Concentrek in 2005, the Company received $225,000 and $188,000 from Concentrek as an earn-out in 2008 and 2007, respectively. No earn-out was received in 2009.

In 2009, the Company provided loans to US West Agriculture Exporters, LLC, a transportation company that transacts business with the Company's drayage operations, and in which Larry Knight is a 33% stockholder. Larry Knight is an employee of the company and the brother of Kevin Knight, the Company's Chief Executive Officer, and Keith Knight, the Company's Chief Operating Officer. The loan balance and interest due from US West

Agriculture Exporters, LLC at December 31, 2009 was approximately $3.8 million and $103,000, respectively. Total interest income recognized during the year was approximately $146,000. The terms of the loan call for repayment over the next seven months. The principle loan balance is recorded in the "Notes receivable, net" line of the Company's consolidated balance sheet. The interest due balance is recorded in "Trade receivables, net of allowance for doubtful accounts" line of the Company's consolidated balance sheet.

The Company also provided transportation services to US West Agriculture Exporter, LLC in 2009. Total transportation services revenue for this entity was approximately $663,000 in 2009. As of December 31, 2009, accounts receivable balance for transportation services provided to US West Agriculture Exporter, LLC was approximately $469,000, which is included within the "Trade receivables, net of allowance for doubtful accounts" line of the Company's consolidated balance sheet.

7. Shareholders' Equity

During 2009, 2008, and 2007, certain non-employee Board of Director members received annual director fees through the issuance of common stock in equivalent shares. The table below reflects this activity for the years as presented.

	2009	2008	2007
Annual director fees paid through stock issuance	$112,472	$134,966	$173,914
Shares of Common stock issued	6,340	7,806	9,416

8. Stock Based Compensation and Employee Benefit Plans

a. Stock-Based Compensation

Since 1994, the Company has maintained a stock option plan for the benefit of its officers, employees, and directors. At December 31, 2009, the Company had one stock-based employee compensation plan known as the Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan (the "2003 Plan"). The Company's shareholders approved the 2003 Plan at the annual meeting of shareholders in May 2003 and approved the amendment and restatement of the 2003 Plan at the annual meeting of shareholders in May 2009. All issued and outstanding shares under the previous plan remain in effect, but no further shares will be granted under that plan.

The 2003 Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"). The Compensation Committee has discretion to determine the number of shares subject to option and the terms and conditions of each option, subject to the general limitations of the 2003 Plan, but no single option may exceed 650,000 shares in any calendar year. The Compensation Committee may award incentive stock options, non-qualified stock options, restricted stock grants, and stock appreciation rights to employees and officers. Incentive stock options are designed to comply with the applicable provisions of the Internal Revenue Code (the Code) and are subject to restrictions within the Code. Vesting schedules for options are set by the Compensation Committee and the term of a stock option may not exceed ten years. Stock options must be issued at fair market value, which is equal to the closing price of the stock on the date the option is granted, as reported by the New York Stock Exchange. Stock options are subject to a vesting schedule that is set by the Compensation Committee and the schedule generally ranges from three to eight years based upon graded vesting and depending upon the recipient. Most stock options cannot be exercised until three years after the date of grant and are forfeited upon termination of employment for reasons other than death, disability, or retirement. The exercise price of stock options granted may not be modified without shareholder approval. The 2003 Plan originally reserved 1.5 million shares for the grant of options, as adjusted for stock splits. In 2005, the Board of Directors and shareholders authorized an increase in the number of shares reserved for the issuance of stock options to 6.0 million shares, as adjusted for stock splits. In 2008, the Board of Directors and shareholders authorized an increase in the number of shares reserved for the issuance of stock options to 9.0 million shares, of which 200,000 shares have been reserved for issuance to outside directors. In 2009, the Board of Directors and shareholders approved an amendment and restatement of the 2003 Plan to provide, among other things, additional terms and administrative procedures applicable to restricted stock grants and to authorize the issuance of stock appreciation rights. The 2003 Plan will terminate on February 5, 2013.

From 2003 to 2006, independent directors received automatic grants of non-qualified stock options upon joining the Board of Directors and annually thereafter. In 2007, Company's Board of Directors adopted a new compensation structure for independent directors, whereby the practice of making automatic grants to independent directors was discontinued. Under the new structure, effective February 2007, independent directors receive annual compensation that is payable 50% in cash and 50% in Common Stock. Common Stock granted under the new structure is subject to certain holding restrictions.

Stock-based compensation charges were approximately $3.3 million, $3.4 million, and $2.6 million for the years ended December 31, 2009, 2008, and 2007, respectively, which reduced income from operations accordingly. Stock-based compensation expense recognized is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. ASC 718 Stock Compensation requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company received $2.6, million, $2.4 million, and $3.8 million in cash from the exercise of stock options during the year ended December 31, 2009, 2008 and 2007, respectively. The excess tax benefit realized for the tax deductions from the exercise of options of the share-based payment arrangements for the year ended December 31, 2009, was approximately $0.4 million, compared to $0.5 million for the same period in 2008. The actual tax benefit realized in 2009 also decreased cash provided by operating activities, and increased cash provided by financing activities by the same amount. Pursuant to ASC 718-10 prior period amounts have not been restated.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model. Listed below are the weighted average assumptions used for the fair value computation:

	Year Ended December 31,		
	2009	2008	2007
Dividend yield (1)	1.20%	0.84%	0.62%
Expected volatility (2)	38.11%	37.80%	32.71%
Risk-free interest rate (3)	2.01%	3.10%	4.99%
Expected terms (4)	5.17 years	5.59 years	7.89 years
Weighted average fair value of options granted	$4.37	$5.53	$8.30

(1) The dividend yield is based on the Company's historical experience and future expectation of dividend payouts.
(2) The Company analyzed the volatility of its stock using historical data from January 1, 2003 through the end of the most recent period to estimate the expected volatility.
(3) The risk-free interest rate assumption is based on U.S. Treasury securities at a constant maturity with a maturity period that most closely resembles the expected term of the stock option award.
(4) The expected terms of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and has been determined based on an analysis of historical exercise behavior from January 1, 2003 through the end of the most recent period.

As of December 31, 2009, there was $11.5 million of unrecognized compensation cost related to unvested share-based compensation awards granted under the 2003 Plan and our prior stock option plan. That cost is expected to be recognized over a weighted-average period of 2.3 years, and a total period of six years.

A summary of the award activity for the years ended December 31, 2009, 2008, and 2007 is presented below:

	2009		2008		2007	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,993,691	$14.69	4,182,780	$14.06	4,490,341	$12.57
Granted	12,500	13.31	1,390,902	15.64	695,115	18.15
Exercised	(301,697)	8.50	(268,211)	8.80	(576,801)	6.64
Forfeited and Expired	(320,851)	15.12	(311,780)	15.49	(425,875)	14.98
Outstanding at end of year	4,383,643	$15.05	4,993,691	$14.69	4,182,780	$14.06
Exercisable at end of year	1,982,595	$13.97	1,860,183	$12.85	1,714,396	$11.96
Weighted average fair value of options granted during the period		$4.37		$5.53		$8.30

As of December 31, 2009, the number of options that were currently vested and expected to become vested was 4,225,799. These options have a weighted-average exercise price of $15.03, a weighted-average contractual remaining term of 6.14 years, and an aggregate intrinsic value of $18.0 million.

The following table summarizes information about stock options to purchase the Company's common stock at December 31, 2009:

Range of Exercise Prices	Shares Outstanding	Weighted Avg. Contractual Years Remaining	Weighted Avg. Exercise Price Per Share	Number Vested and Exercisable	Weighted Avg. Exercise Price Per Share for Vested and Exercisable
$2.11 - 4.21	59,559	0.78	$2.85	59,559	$2.85
$4.22 - 8.42	90,998	1.71	$4.89	90,998	$4.89
$8.43 - 10.52	126,569	2.68	$8.82	120,089	$8.74
$10.53 - 12.63	606,119	4.08	$11.22	387,889	$11.45
$12.64 - 14.73	319,135	5.44	$14.44	99,645	$14.48
$14.74 - 16.84	1,676,533	6.79	$15.28	855,090	$15.69
$16.85 - 18.94	1,470,855	7.32	$18.05	354,025	$18.18
$18.95 - 21.05	33,875	6.19	$20.08	15,300	$19.90
Overall Total	4,383,643	6.19	$15.05	1,982,595	$13.97

The total intrinsic value of options exercised during the twelve-month period was $2.6 million, $2.5 million, and $6.8 million as of December 31, 2009, 2008, and 2007, respectively. Based on the market price as of December 31, 2009, the total intrinsic value of options outstanding as of the end of the current reporting period is approximately $18.6 million, and the total intrinsic value of options exercisable as of December 31, 2009, is approximately $10.5 million. The weighted average remaining contracted life as of December 31, 2009 for vested and exercisable options is 5.03 years.

In October 2009 and November 2009, the Company issued 1,349,500 and 60,000 restricted stock units under the amended 2003 Plan, respectively, to its employees. This is a service based award that will vest gradually over a 13 year period, beginning January 31, 2011. The market value of these shares on the date of issuance was $16.04 and $17.01 per share respectively. The amount is being amortized using the straight-line method over the vesting period from the date of issuance as additional compensation expense. As of December 31, 2009, the Company had approximately $21.2 million of unrecognized compensation expense related to restricted stock awards, which will be recognized over a weighted average period of 8.01 years.

The following tables summarize the Company's restricted stock award activity for the fiscal year ended December 31, 2009:

	2009	
	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value
Unvested January 1, 2009	-	-
Granted	1,409,500	16.08
Vested	-	-
Forfeited and Expired	-	-
Outstanding at end of year	1,409,500	16.08
Unvested at December 31, 2009	1,409,500	16.08

b. 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan (the Plan) for all employees who are 19 years of age or older and have completed one year of service with the Company. The Plan provides for a mandatory matching contribution equal to 50% of the amount of the employee's salary deduction not to exceed $850 annually per employee. The Plan also provides for a discretionary matching contribution. In 2009, 2008, and 2007, there were no discretionary contributions. Employees' rights to employer contributions vest after five years from their date of employment. The Company's mandatory matching contribution was approximately $325,000, $381,000, and $412,000 in 2009, 2008, and 2007, respectively. The Company increased the mandatory matching contribution from $625 to $850 annually per employee on January 1, 2006.

9. Subsequent Events

We evaluated subsequent events through the time of filing this Annual Report on Form 10-K. We are not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on our condensed consolidated financial statements.

10. Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited information about the Company's revenue and results of operations on a quarterly basis for 2009 and 2008 (amount in thousands, except per share data):

	2009			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$133,129	$144,261	$150,190	$143,916
Income from operations	$19,449	$20,786	$20,734	$21,028
Net income	$11,744	$12,567	$13,108	$13,144
Earnings per common share:				
Basic	$0.14	$0.15	$0.16	$0.16
Diluted	$0.14	$0.15	$0.16	$0.16

	2008			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$141,302	$154,833	$155,851	$143,576
Income from operations	$18,727	$20,723	$26,239	$26,969
Net income	$11,417	$12,692	$16,013	$16,139
Earnings per common share:				
Basic	$0.13	$0.15	$0.19	$0.19
Diluted	$0.13	$0.15	$0.19	$0.19

11. Company Share Repurchase Program

On November 8, 2007, the Company's Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of the Company's Common Stock. The repurchase authorization was to remain in effect until the share limit was reached or the program was terminated. This authorization has expired as the Company reached the share limit in 2008. Under the Company's share repurchase program, repurchased shares are constructively retired and returned to unissued status.

On November 13, 2008, the Company's Board of Directors unanimously authorized an additional repurchase of up 3.0 million shares of the Company's Common Stock. The repurchase authorization will remain in effect until the share limit is reached or the program is terminated. The repurchase authorization is intended to afford the Company the flexibility to acquire shares opportunistically in future periods and does not indicate an intention to repurchase any particular number of shares within a definite timeframe. Any repurchases would be effected based upon share price and market conditions.

In 2008, the Company repurchased a total of 3,590,044 shares under both authorizations for approximately $53.6 million. In the first quarter of 2009, the company purchased 389,000 shares of the Company's common stock in the open market for approximately $4.9 million. The shares acquired have been retired and are available for future issuance. The purchases were made in accordance with Security and Exchange Commission Rule 10b-18, which limits the amount and timing of repurchases. As of December 31, 2009, there were 2,020,956 shares remaining for future purchases under the repurchase program that was authorized in 2008.

KNIGHT TRANSPORTATION, INC. STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total of shareholder return of our common stock with the cumulative total shareholder return of New York Stock Exchange Companies (U.S. Companies) and Nasdaq Trucking & Transportation Stocks for the period commencing December 31, 2004, and ending December 31, 2009. The graph assumes $100 was invested on December 31, 2004, and that all dividends were reinvested. *The stock performance graph shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating the graph by reference, except to the extent we incorporate such graph by specific reference.*

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Knight Transportation Inc, The NYSE Composite Index
And The NASDAQ Trucking & Transportation Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09

Knight Transportation Inc — NYSE Composite — NASDAQ Trucking & Transportation

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
Knight Transportation Inc	**100.00**	**125.70**	**103.95**	**90.86**	**99.78**	**120.81**
NYSE Composite	**100.00**	**109.36**	**131.74**	**143.42**	**87.12**	**111.76**
NASDAQ Trucking & Transportation	**100.00**	**117.73**	**133.35**	**136.06**	**97.37**	**100.88**

Source: Research Data Group, Inc.

LEADERSHIP INFORMATION

Board of Directors

Name of Board Member	Position with Knight Transportation, Inc. and other companies
Kevin P. Knight	Chairman of the Board and Chief Executive Officer of Knight Transportation, Inc.; Director and member of the Executive Committee of the American Trucking Associations
Gary J. Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Former President of Knight Transportation, Inc.
Randy Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Director of Biltmore Bank of Arizona; Former Chairman of the Board of Knight Transportation, Inc.
Donald A. Bliss	Director of Western and Southern Life Insurance Company and Biltmore Bank of Arizona
Michael Garnreiter	Of counsel with Fenix Financial Forensics LLC; Director of Taser International, Inc., Amtech Systems, Inc., and IA Global, Inc.
Richard J. Lehmann	Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona; Director of the Biltmore Bank of Arizona, TGen Foundation, and Mayo Advisory Board; and the Board of Trustees at Thunderbird, The Garvin School of International Management
G.D. Madden	President of Madden Partners
Kathryn L. Munro	Principal of BridgeWest, LLC; Director of Flow International Corporation, Pinnacle West Capital Corporation, and Premera

Executive Officers and Significant Employees

Name	Position
Kevin P. Knight	Chairman of the Board and Chief Executive Officer
Gary J. Knight	Vice Chairman of the Board
Randy Knight	Vice Chairman of the Board
Keith T. Knight	Chief Operating Officer
David A. Jackson	Chief Financial Officer, Secretary, and Treasurer
Casey Comen	Executive Vice President of Sales
Michael K. Liu	President of Knight Transportation – Dry Van
Erick Kutter	President of Knight Refrigerated, LLC
Greg Ritter	President of Knight Brokerage, LLC

CORPORATE INFORMATION

Knight Transportation Shares:

Shares of Common Stock are listed on the New York Stock Exchange ("NYSE") with the ticker symbol KNX. As of March 31, 2010, there were approximately 65 registered holders of the Company's Common Stock, and on that date the closing price was $21.09.

Transfer Agent and Registrar:

Please direct communications regarding individual stock records and address changes to BNY Mellon Shareowner Services at P.O. Box 358010, Pittsburgh, Pennsylvania 15252 or via phone at 1-877-289-7098. Alternatively, you can access your account information on-line at http://www.bnymellon.com/shareowner/isd.

Investor Relations:

For information or assistance please write: Knight Transportation, Inc., C/O Investor Relations, 5601, West Buckeye Road, Phoenix, AZ 85043, or call 602-606-6224.

Independent Registered Public Accounting Firm:

Deloitte & Touche LLP, 2901 N. Central Avenue, Suite 1200, Phoenix, AZ 85012-2799.

Corporate Counsel:

Ryley, Carlock & Applewhite, One North Central, Suite 1200, Phoenix, AZ 85004.

Securities Counsel:

Scudder Law Firm, P.C., L.L.O., 411 S. 13th St., Second Floor, Lincoln, NE 68508.

Corporate Headquarters:

Our corporate headquarters is located at 5601 W. Buckeye Road, Phoenix, AZ 85043.

Certifications:

On March 1, 2010, the Company filed its Sarbanes-Oxley Section 302 Certifications as exhibits to the Company's Report on Form 10-K for the period ended December 31, 2009.